Exhibit 99.7

BUDGET 2021

Fiscal Plan

Protecting Lives
and Livelihoods

2021–24

Alberta Treasury Board and Finance

Communications

9th floor, Edmonton Federal Building

9820–107 Street NW

Edmonton, Alberta, T5K 1E7

Telephone: 780 427-5364

Toll-free within Alberta: 310-0000 then 780 427-5364

TBF.Communications@gov.ab.ca

For electronic copies of Budget 2021: Fiscal Plan visit our website at:

alberta.ca/budget-documents.aspx

ISBN 978-1-4601-5006-1 (Print)

ISBN 978-1-4601-5007-8 (PDF)

ISSN 2369-0119 (Print)

ISSN 2369-0127 (Online)

Copyright © 2021 President of Treasury Board and Minister of Finance and its licensors. All rights reserved.

BUDGET 2021

GOVERNMENT OF ALBERTA | 2021–24

2021–24

Fiscal Plan

PRESENTED BY

TRAVIS TOEWS

PRESIDENT OF TREASURY BOARD
AND MINISTER OF FINANCE

in the Legislative Assembly of Alberta

February 25, 2021

Accountability Statement

The government’s Fiscal Plan for the three years commencing April 1, 2021 was prepared under my direction in accordance with the Fiscal Planning and Transparency Act and the government’s accounting policies. All of the government’s policy decisions as of February 16, 2021 with material economic or fiscal implications have been considered in preparing the three year Fiscal Plan.

Original signed by

Travis Toews

President of Treasury Board and Minister of Finance

February 16, 2021

2	Fiscal Plan 2021 – 24

Fiscal Plan 2021-24

Overview	5

Fueling Canada’s Economic Recovery	21

Economic Outlook	41

Revenue	73

Expense	95

Capital Plan	125

Tax Plan	143

Debt	161

Fiscal Plan Tables	169

Response to the Auditor General	187

Note: Amounts presented in tables may not add to totals due to rounding.

Fiscal Plan 2021 – 24	3

BLANK PAGE

BUDGET 2021

GOVERNMENT OF ALBERTA | 2021–24

Fiscal Plan

Overview

Overview	7

Protecting Lives and Livelihoods	7

Alberta's Response and Economic Recovery	8

Supporting the Energy Sector	12

Energy and Economic Assumptions	13

Revenue	14

Expense	15

Public Sector Compensation	17

Capital Plan	17

Debt and Deficit	19

Fiscal Anchors	19

Fiscal Summary	20

Note: Amounts presented in tables may not add to totals due to rounding.

6	Overview | Fiscal Plan 2021 – 24

Overview

Protecting Lives and Livelihoods

Albertans continue to face one of the most difficult times in our history. Budget 2021 is focused on what matters most: protecting lives and livelihoods.

As we head into the second year of the fight against the COVID-19 pandemic, Alberta still faces a long road to recovery. While vaccines offer hope, it will be several months before there is widespread immunization in the province. Our health care system will remain under pressure and so will the economy.

Budget 2021 ensures that our health care system is properly resourced to continue the fight against COVID-19 and to protect the lives of Albertans. It adds $1.25 billion specifically for pandemic-related costs including extra health system capacity, treatment, personal protective equipment, contact tracing and testing and vaccine administration.

This budget also invests in livelihoods. Alberta’s economy was hit particularly hard with the dual shock of COVID-19 and the collapse of oil prices. Budget 2021 includes significant support for Alberta’s Recovery Plan to support jobs today and tomorrow. A strategic focus on key economic sectors will set the stage for post-pandemic recovery.

The dual priorities of protecting lives and livelihoods have temporarily interrupted our plans for balancing the budget. The government, however, has not wavered from our commitment to good financial management and fiscal prudence. Sound fiscal anchors of net debt to GDP, aligning our per capita spending with other major provinces and re-establishing a plan to balance the budget post-pandemic, will protect the health of Alberta's finances.

Overview | Fiscal Plan 2021 – 24	7

Budget 2021 – Key Fiscal Metrics (billions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target

Revenue	46.2	50.0	42.3	43.7	47.4	50.9
Expense
Operating expense	48.6	47.8	47.3	48.3	48.4	48.4
Other expense	7.3	8.2	8.2	9.0	8.7	9.6
Total Expense (before provisions and allowances)	55.9	56.1	55.5	57.3	57.1	58.0
COVID-19 / Recovery Plan	0.2	0.5	5.8	1.1	0.6	0.1
Contingency / disaster assistance	1.4	0.8	0.8	0.8	0.8	0.8
Contingency - COVID-19	-	-	-	1.3	-	-
Contingency - Recovery Plan	-	-	-	0.5	-	-
Crude-by-rail provision	0.9	-	0.4	1.0	-	-
Surplus / (Deficit)	(12.2)	(7.3)	(20.2)	(18.2)	(11.0)	(8.0)

Other Key Metrics:
Capital / Other Non-financial assets	54.8	56.0	57.1	58.7	59.7	59.9
Heritage Fund Year-end Balances	16.2	16.6	16.4	16.7	17.0	17.3
Taxpayer Supported Debt	74.1	77.4	98.3	115.8	128.1	132.5
Net Financial Debt	40.1	43.6	62.5	82.2	94.0	102.1
Net Debt to GDP	11.4%	14.2%	20.3%	24.5%	26.1%	26.6%

Note: See table on page 20 for amounts in millions.

Alberta's Response and Economic Recovery

The government is focused on protecting the lives and livelihoods of Albertans during this pandemic.

At the beginning of last year, we saw the start of the biggest health crisis in a century, the deepest global economic contraction since the Great Depression and an unprecedented collapse in oil prices. We are still dealing with the impacts of these historic events today.

Alberta's public health response continues to focus on prevention, curbing the spread, and ensuring our hospitals have capacity for worst-case scenario outbreaks.

The government also announced swift measures to address the economic consequences of the pandemic, created tangible support for job creators, and freed up cash for families and business to help relieve the pressure.

In 2020-21, government allocated $5.8 billion in expense and $0.7 billion in capital investment to COVID-19 response, economic stimulus and Recovery Plan initiatives. This is in addition to measures such as accelerating the Job Creation Tax Cut; waiving interest and deferring payments on student loans; mortgage and loan deferrals through ATB Financial; freezing education property tax rates and deferring payments; and deferring utility payments.

Alberta's government provided immediate support for health and social services, including:

	●	$1.5 billion in operating expense to ensure our healthcare system was properly resourced, with an additional $530 million for personal protective equipment (PPE);

8	Overview | Fiscal Plan 2021 – 24

●	$465 million in critical worker benefits for eligible workers in health care, social services, education and private sectors;	Alberta provided immediate relief for individuals, families and businesses. Protecting Albertans from the health and financial effects of COVID-19 was, and still is, our priority.

●	$112 million for emergency isolation payments and support for women’s shelters and homelessness;

●	$174 million for Education PPE and Safe Return to Class;

●	$128 million for continuing care supports; and

●	$77 million for the public mask program.

Government also provided support for businesses, including:

●	$1.5 billion in income tax deferral;

●	$1.1 billion for WCB premium waiver/deferral;

●	$1 billion for the federally funded Site Rehabilitation Program;

●	$575 million in relaunch grants for small and medium-sized businesses;

●	$300 million orphan well association loan;

●	$100 million to child care operators to safely reopen facilities;

●	$32 million in agriculture supports and forestry protection; and

●	$67 million in rent relief.

Alberta led the nation by releasing a Recovery Plan that included:

●	Over $900 million in Capital Maintenance and Renewal (CMR) funding accelerated from future years of the Capital Plan;

●	Approximately $700 million in strategic Capital Plan projects;

●	$500 million in Municipal Stimulus;

●	$200 million for Strategic Transportation Infrastructure Program (STIP) and water infrastructure projects; and

●	$449 million in Technology Innovation and Emissions Reduction (TIER) stimulus.

Budget 2021 continues to ensure that our health care system is properly resourced during this pandemic, as well as enabling Alberta’s economic recovery.

Alberta’s Recovery Plan laid out the government’s plan to fuel economic recovery and introduced strategies for Alberta’s key economic sectors. Since June 30, 2020, government has demonstrated that it is taking key actions to prepare Alberta for a robust economic recovery. Budget 2021 allocates further funding to key economic sectors and sets aside $18 million for additional initiatives under the Department of Jobs, Economy and Innovation that are still under policy development.

Alberta’s Recovery Plan focuses on supporting jobs today and jobs tomorrow, building infrastructure and diversifying the economy. The Plan balances targeted government spending with strong incentives for private sector growth.

Overview | Fiscal Plan 2021 – 24	9

In 2021-22, we will spend $3.1 billion to support economic recovery and sector strategies, including:

Technology and Innovation Strategy

●	The three outcomes of the Technology and Innovation Strategy are:

	–	Developing, attracting and retaining a future-ready workforce with skills aligned to diversify and grow Alberta’s economy;
	–	Leading the country in attracting capital and investment by 2030; and
	–	Creating a competitive landscape and the right enablers to drive entrepreneurship and grow priority sectors.

●	Additional funding is provided to Alberta Innovates for enhanced accelerator and scale-up programming to streamline and improve business processes for entrepreneurs.

●	The Innovation Employment Grant encourages economic growth by supporting small and medium-sized businesses that invest in research and development across sectors.

●	The Digital Strategy will develop Information Technology (IT) systems to support digital interactions between Albertans and government to achieve cost savings and improve service delivery. Service Alberta is also developing a broadband strategy to close the divide between rural and urban communities and strengthen Alberta's economic development and job creation potential with increased connectivity province-wide.

Tourism Recovery Plan

●	The Tourism Recovery Plan aims to double tourism by 2030 through increased funding and a renewed focus for Tourism Alberta as a Destination Management Organization.

Aviation, Aerospace and Logistics Strategy

●	This strategy aims to expand Alberta’s aviation, aerospace and logistics capabilities including enhancing the province’s position as a logistics hub. Budget 2021 provides $2 million for a rail capacity assessment to explore advancing resource corridors and expanding rail capacity.

Pharmaceuticals and Life Sciences Strategy

●	The goals of this strategy include optimizing system support and collaborations between academia, industry and government to boost sector growth, attract investment and create knowledge-intensive jobs. We will provide $20 million over four years for the Li Ka Shing Applied Virology Institute at the University of Alberta to accelerate leading-edge research and commercialization of pharmaceutical and vaccine treatments.

10	Overview | Fiscal Plan 2021 – 24

Energy Strategies

●	Our energy sector remains vital to the economic recovery of the province and the country. Budget 2021 continues support for the Site Rehabilitation Program, the Alberta Petrochemicals Incentive Program, the Natural Gas Vision and Strategy, and Carbon Capture and Utilization technology. Other new strategies support competitiveness in the energy industry, maximize value from hydrocarbons and capitalize on emerging opportunities. This includes $28 million for Geothermal Resource Development and the Mineral Strategy, including mapping of targeted public geoscience information in Alberta.

Finance and Financial Technology Strategy

●	This strategy leverages Alberta’s low corporate tax rate and red tape reduction through consideration of captive insurance in Alberta, and by establishing a financial sector concierge office and a sector-specific regulatory sandbox that will reduce the regulatory burden on new fintech products and services.

Agriculture Strategy

●	The government’s significant investment in irrigation infrastructure, in partnership with Irrigation Districts and the Canada Infrastructure Bank is a key component of this strategy. The Agriculture Strategy focuses on attracting investment for value-added and diversification of agricultural products, broadening export opportunities and an historic expansion of irrigation infrastructure.

Other Recovery Initiatives and Strategies

●	The Labour and Talent Strategy will increase work-integrated learning opportunities, expand apprenticeships, and enhance connections between post-secondary institutions and industry. This includes an additional $5 million to create internship opportunities for Alberta students through Mitacs International and $2 million to help young Albertans explore futures in the trades and other in-demand sectors for CAREERS: The Next Generation.

●	The Manufacturing Strategy is under development and aims to increase competitiveness in areas of traditional manufacturing strength and enable growth of Alberta’s advanced manufacturing capabilities.

●	The Stabilize Program will provide one-time funding to reignite Alberta’s live experience sports, arts, and culture organizations and empower these organizations to reimagine their events and operating models to build an even stronger live experience sector.

●	The Investment and Growth Strategy aims to increase Alberta's competitive advantage, improve Alberta's investment and attraction ecosystem, and raise Alberta's reputation as an investment destination. Invest Alberta will promote Alberta's attractive business environment and identify and pursue

Overview | Fiscal Plan 2021 – 24	11

new high-value or high-impact investment. The $10 million Enterprise Fund will enable this work.

● Support for the Film and Television Tax Credit will accelerate the growth of Alberta’s film and television sector to make Alberta more competitive.

● $449 million in stimulus funding was provided over four years through the Technology Innovation and Emissions Reduction (TIER) system to reduce emissions and position Alberta as a global sustainable energy leader.

Budget 2021 also includes $136 million for the Alberta Jobs Now program. This program will provide a grant to eligible employers to train and hire new employees to provide Albertans opportunities to enhance their skills and to encourage employers to create jobs in order to get unemployed Albertans back to work.

Capital Plan spending in 2021-22 is $1.7 billion higher than Budget 2020, maintaining increased levels of CMR spending and providing stimulus through new projects. Investing in infrastructure provides a firm foundation for private sector jobs and spin-off benefits as well as creating long-term productivity through strategic, large-scale projects.

In addition, this budget also sets aside $500 million in a contingency in 2021- 22 for further economic recovery initiatives that may arise during the year.

Supporting the Energy Sector

As the economy begins to recover and one-time government stimulus dissipates, it is critical that growth rotates to the private sector. Government policies, both federal and provincial, that enhance tax competitiveness, reduce regulatory burden and uncertainty, and renew investor confidence are important for private sector investment and capital accumulation, including in the energy sector.

Strong provincial policies to reduce emissions and address other environmental, social and governance (ESG) considerations support Alberta and Canada's status as one of the most responsible energy producers in the world.

The oil and gas extraction sector has evolved into a high-tech, highly productive and efficient industry. In addition to finding gains in efficiency and reducing costs, producers have achieved significant reductions in emissions. The average GHG emissions intensity of an oil sands barrel declined by 22 per cent in the last decade and several projects already boast below average carbon footprints and many companies have made net-zero commitments and emissions reductions targets.

The aggressive actions on emissions are being driven by innovation, technology development and adaptation in Alberta’s energy sector with support from various government agencies.

As Canada emerges from the pandemic, Alberta can be a key engine of national economic and job growth if federal policies support and complement the province’s own recovery efforts.

12	Overview | Fiscal Plan 2021 – 24

Energy and Economic Assumptions

The Budget 2021 outlook remains prudent and has improved slightly since mid-year. The rebound in economic activity after initial re-opening was stronger than expected, particularly in household spending. Momentum is expected to slow in the first quarter of 2021 due to the second wave of COVID-19 but is expected to pick up in the second half of 2021. Growth expectations for 2021 have been upgraded since mid-year and the medium term outlook remains solid. Real GDP is expected to expand by 4.8 per cent in 2021. Over the medium term, real GDP growth is expected to average 3.4 per cent, consistent with a prolonged recovery. The outlook remains uncertain and is contingent on a timely roll-out of vaccines.

Oil prices have changed course since mid-year. Markets have reacted strongly to the surprise Saudi supply reduction announcement and ongoing production restraint from Organization of Petroleum Exporting Countries (OPEC) to lift prices. However, demand fundamentals remain relatively weak, as many jurisdictions continue to grapple with lockdowns and challenges with COVID-19. The short-term outlook has improved for oil prices, and medium- term projections remain unchanged from mid-year.

Alberta’s labour market is expected to recover gradually. Momentum slowed heading into 2021, with additional public health measures and the second wave expected to keep employment contained in the next few months. Employment is still well below pre-COVID-19 levels and unemployment is high. However, employment is expected to pick up in the second half as the economy gradually reopens and the virus is better contained. With the uneven recovery, employment is not expected to return to 2019 levels until 2022 and unemployment will come down gradually.

Despite these challenges, Alberta has strong fundamentals, such as favourable demographics and high capital stock relative to other provinces, which will support growth prospects over the medium term.

Overview | Fiscal Plan 2021 – 24	13

Energy and Economic Assumptions[a]
	2018-19 Actuals	2019-20 Actuals	2020-21 Estimate	2021-22 Forecast	2022-23 Forecast	2023-24 Forecast
WTI Oil (US$/bbl)[b]	62.77	54.85	39.30	46.00	55.00	56.50
Light-Heavy Differential (US$/bbl)[b]	23.31	14.82	11.00	14.60	14.70	15.30
WCS@Hardisty (Cdn$/bbl)[b]	51.65	53.14	37.20	40.70	51.60	52.70
Natural Gas (Cdn$/GJ)[b]	1.34	1.39	2.10	2.60	2.50	2.40
Conventional Crude Oil Production (000s barrels/day)	489	487	398	410	424	431
Raw Bitumen Production (000s barrels/day)	3,007	3,085	2,959	3,202	3,272	3,326
Exchange Rate (US¢/Cdn$)[b]	76.2	75.2	75.5	77.4	77.8	78.2
Interest Rate (10-year Canada bonds,%)	2.18	1.42	0.70	1.00	1.40	1.60

	2018 Actuals	2019 Actuals	2020 Estimate	2021 Forecast	2022 Forecast	2023 Forecast	2024 Forecast
Real GDP (% change)	1.9	0.1	(7.8)	4.8	3.7	3.3	3.1
Employment (% change)[c]	1.9	0.7	(6.6)	4.2	2.9	2.5	2.4
Unemployment Rate (%)[c]	6.7	7.0	11.4	9.9	8.4	7.3	6.3
Primary Household Income (% change)	1.9	1.5	(4.2)	4.6	4.8	4.9	5.0
Net Corporate Operating Surplus (% change)	11.0	8.7	(45.9)	37.3	28.3	22.4	19.2
Alberta Consumer Price Index (% change)[c]	2.4	1.8	1.1	1.4	1.8	2.0	2.0
Population (% change)[c]	1.3	1.5	1.4	0.6	1.0	1.4	1.4
[a] Forecast was finalized on January 21, 2021 [b] Forecasts have been rounded [c] Actual for 2020 [f] forecast

Revenue

Total revenue is estimated at $43.7 billion in 2021-22, $1.4 billion higher than the third quarter forecast for 2020-21.

The increase is mainly due to strengthening personal income tax, resource revenue and government business enterprise (GBE) net income. The increase is partly offset by decreases in federal transfers, lower corporate income tax and a drop in investment income. Revenue is forecast to grow by an average of 7.9 per cent over the following two years, reaching $50.9 billion in 2023-24, driven mainly by increases in income taxes, bitumen royalties and GBE net income. Federal transfers decline as temporary COVID-19 initiatives unwind.

The forecast is based on a modest economic recovery. A great deal of uncertainty remains about vaccination roll-outs and the speed and breadth of global economic recovery. It is expected that global activity will pick up in 2021, and with it, demand for oil. The forecast assumes that OPEC and other producers will continue to manage supply to draw down accumulated inventory and more closely align demand and supply.

The West Texas Intermediate (WTI) oil price is forecast at US $46 per barrel (/bbl) for 2021-22, reaching US$56.50 /bbl by 2023-24. The light-heavy oil price differential narrowed noticeably in 2020-21, due to COVID-19 impacts on oil demand. The differential is projected to expand to around US$15/bbl over the three years 2021-22 to 2023-24, with growing production and projects ramping back up faster than anticipated in the mid-year forecast.

14	Overview | Fiscal Plan 2021 – 24

Budget 2021 Revenue
(millions of dollars)
	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Income and Other Taxes	21,098	22,887	18,482	19,065	20,669	22,336
Resource revenue – Bitumen royalties	4,089	3,211	1,107	1,482	2,801	3,894
Resource revenue – Other	1,848	1,879	871	1,374	1,917	1,975
Transfers from Government of Canada	9,072	9,110	11,381	10,181	9,872	9,785
Investment Income	2,828	2,630	2,390	2,205	2,325	2,478
Net Income from Government Business Enterprises	(225)	2,358	1,227	1,877	2,065	2,472
Premiums, Fees and Licences	3,929	4,194	3,960	4,133	4,227	4,339
Other	3,585	3,726	2,878	3,380	3,546	3,586
Total Revenue	46,224	49,996	42,296	43,697	47,422	50,865

Expense

In 2021-22, operating expense excluding COVID-19 response and Recovery Plan spending will be 2 per cent, or $1 billion higher than the 2020-21 forecast. The increase in 2021-22 is partially a result of operations starting to normalize. Operating expense remains relatively flat over the next two years as government continues to focus to efficient delivery of government programs and services.

Budget 2021 Expense
(millions of dollars)
	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Operating expense (excl. COVID-19, Recovery Plan, CBR)	48,635	47,839	47,273	48,280	48,391	48,420
Capital grants (excl. COVID-19, Recovery Plan)	1,678	2,273	2,195	2,644	1,754	2,297
Amortization / disposal loss / inventory consumption	3,720	3,857	3,892	4,009	4,145	4,216
Debt servicing costs	2,235	2,505	2,369	2,764	3,085	3,335
Pension provisions	(334)	(415)	(271)	(369)	(283)	(292)
Expense before COVID-19/Recovery, CBR and Contingency	55,934	56,056	55,458	57,330	57,091	57,974
COVID-19 / Recovery Plan
Operating expense	218	500	4,654	919	472	128
Capital grants / inventory consumption (PPE)	-	-	1,181	193	91	-
Contingency / disaster assistance	1,356	750	750	750	750	750
Contingency - COVID-19	-	-	-	1,250	-	-
Contingency - Recovery Plan	-	-	-	500	-	-
Crude-by-rail provision	866	-	445	976	-	-
Total Expense	58,376	57,306	62,488	61,918	58,404	58,852

Budget 2021 includes $2.5 billion in contingency amounts for disasters / emergencies, COVID-19, and recovery initiatives. This prudent approach allows government to address emerging priorities that may arise during these uncertain times and that are not practical to delay to the next budget.

The Financial Administration Act was amended by the Ensuring Fiscal Sustainability Act introduced with Budget 2019, introducing a transferable expense supply vote (Contingency). The $750 million for Contingency and

Overview | Fiscal Plan 2021 – 24	15

disaster and emergency assistance voted in Treasury Board and Finance in Budget 2019 and Budget 2020, replaced the previous unallocated and not voted $450 million provision for emergencies and disasters.

There are two aspects to the Contingency:

●

The Contingency amount forms part of total expense in the Fiscal Plan and the calculation of the surplus / (deficit) reported, similar to the reporting of the former $450 million unallocated provision.

●	The Contingency amount is created as a voted expense in Treasury Board and Finance, but the appropriation authority is transferable to other ministries by an Order in Council. Spending eligible for the Contingency include disasters and emergencies, such as wildfires and floods and any unanticipated priorities in the public interest that cannot wait until the next fiscal year and budget.

The Contingency amount is intended to address unanticipated spending under a department from the General Revenue Fund (GRF), requiring a transfer of appropriation authority, or an entity such as the Agriculture Financial Services Corporation (AFSC) that has its own statutory spending authority.

In 2020-21, the $750 million for Contingency and disaster and emergency assistance has been allocated mainly to fighting wildfires, crop insurance and flood recovery as follows:

Budget 2020-21 Contingency Allocation
(millions of dollars)	2020-21 Budget	2020-21 Forecast	Change from Budget

Agriculture and Forestry - wildfires	-	85	85
Agriculture and Forestry - agriculture indemnities - GRF funded	-	23	23
Agriculture and Forestry - agriculture indemnities - AFSC own source funding	-	411	411
Municipal Affairs - flood recovery programs	-	166	166
Treasury Board and Finance - unallocated	750	65	(685)
Total Disaster / Emergency Assistance	750	750	-

In 2021-22, the Contingency will be increased to $2.5 billion and expanded to include pandemic response and economic recovery. Budget 2021 includes:
●	$750 million for Contingency / disaster and emergency assistance;
●

$1,250 million for Contingency – COVID-19, to provide for health care or other spending required to beat the pandemic, such as for personal protective equipment, vaccine roll-out costs or support to protect the lives of Albertans; and

●	$500 million for Contingency – Recovery Plan, to support further economic recovery initiatives that may arise during the fiscal year and protect the livelihoods of Albertans and Alberta businesses.
16	Overview | Fiscal Plan 2021 – 24

Public Sector Compensation

Government spends approximately half of its operating budget on employee compensation. In order to continue to ensure the efficient delivery of government services and that taxpayer dollars are directed to the important services that Albertans rely on, right-sizing public sector compensation is critical to achieving government’s fiscal objectives.

Composition of 2021-22 Operating Expense

[1]	Includes $21.5 billion for Salaries, Wages and Employee benefits and $5.2 billion in grants for Physician Compensation and Development

Capital Plan

The Budget 2021 Capital Plan supports Alberta’s recovery through increased spending that supports jobs now, while also investing in strategic projects that support the long-term prosperity of the province. The Capital Plan is $20.7 billion over three years, and is $1.7 billion higher than Budget 2020. During the pandemic, the government chose to enhance the Capital Plan by accelerating Capital Maintenance and Renewal (CMR) projects and invested in key strategic infrastructure projects to help create jobs and stimulate economic activity.

Key stimulus projects included:

●	A provincial contribution of $245 million to irrigation infrastructure projects totaling $815 million to expand irrigated acres within existing irrigation districts that will enable long-term, value-added food processing in Alberta;

●	Over $900 million in accelerated CMR projects;

Overview | Fiscal Plan 2021 – 24	17

●	Approximately $700 million for strategic projects such as Highway 3 Twinning between Taber and Burdett, Highway 40 grade widening between Grande Cache and Hinton, the Highway 201 Bow River Bridge on Stoney Trail, Recovery Communities, and the Lethbridge Exhibition Centre Expansion;

●	$500 million for Municipal Stimulus;

●	$200 million for Strategic Transportation Infrastructure Program and water infrastructure projects;

●	$80 million in COVID-19 Capital Pandemic Response equipment; and

●	$49 million for TIER projects.

The Budget 2021 Capital Plan includes:

●	$5.9 billion for municipal infrastructure;

●	$3 billion for capital maintenance and renewal;

●	$2.4 billion for roads and bridges;

●	$2.2 billion for health facilities;

●	$1.6 billion for schools;

●	$2.7 billion for other Capital Plan envelopes;

●	$0.8 billion for the Economic Recovery Capital Envelope; and

●	$2.2 billion in SUCH sector self-financed capital spending.

Funding under the Municipal Sustainability Initiative (MSI) in 2021-22 will be $1.2 billion, providing increased investment when it is needed most. While municipalities will see a reduction in their capital funding in 2022-23 and 2023-24, $375 million will be directed to the Economic Recovery Capital Envelope in each of those years to invest in strategic capital projects. Budget 2021 also includes $2.2 billion in self-financed capital by Alberta Health Services, school boards and post-secondary institutions, up from $1.8 billion in Budget 2020.

Government continues to explore opportunities to partner with the private sector on P3s or private-public arrangements to deliver projects efficiently and effectively.

18	Overview | Fiscal Plan 2021 – 24

Debt and Deficit

Taxpayer supported debt outstanding is estimated to total $98 billion at the end of 2020-21 and $115.8 billion at the end of 2021-22. Consolidated debt servicing costs are estimated to be $2.8 billion in 2021-22. Debt servicing costs on taxpayer supported debt are projected to be $2.3 billion in 2021-22.

The economic challenge driven by the pandemic, energy collapse and global recession has resulted in a significant decline in government revenues.

Additional resources have been required to respond, which has resulted in an increased deficit and government debt. Once the pandemic subsides, it is important that we re-establish a timeframe to balance the budget. Balancing the budget is the most important step in slowing, and ultimately reversing, the growth of Alberta’s debt and interest costs and reducing the burden to taxpayers.

Every $1 billion in debt reduction results in savings of about $30 million in debt servicing costs. These are resources that could be directed to delivering the government programs and services that Albertans rely on.

Debt Servicing Costs (millions of dollars)

Fiscal Anchors

In order to guide fiscal decision-making during these uncertain times, government has established three key fiscal anchors: keeping net debt-to- GDP under 30 per cent, getting per capita spending in-line with comparator provinces, and after the pandemic, re-establishing a commitment to balance the budget. The priority of this government remains focused on protecting lives and livelihoods during this pandemic, but we cannot ignore fiscal realities and the impacts that our decisions today will have on future generations. While it is no longer feasible to balance the budget by 2022-23, these anchors will help keep us on the path to meeting our fiscal objectives.

Overview | Fiscal Plan 2021 – 24	19

Fiscal Summary

Budget 2021 Fiscal Summary
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Revenue
Income and Other Taxes	21,098	22,887	18,482	19,065	20,669	22,336
Resource revenue – Bitumen royalties	4,089	3,211	1,107	1,482	2,801	3,894
Resource revenue – other	1,848	1,879	871	1,374	1,917	1,975
Transfers from Government of Canada	9,072	9,110	11,381	10,181	9,872	9,785
Investment Income	2,828	2,630	2,390	2,205	2,325	2,478
Net Income from Government Business Enterprises	(225)	2,358	1,227	1,877	2,065	2,472
Premiums, Fees and Licences	3,929	4,194	3,960	4,133	4,227	4,339
Other	3,585	3,726	2,878	3,380	3,546	3,586
Total	46,224	49,996	42,296	43,697	47,422	50,865
Expense
Operating expense (excl. COVID-19, Recovery Plan)	48,635	47,839	47,273	48,280	48,391	48,420
% change from prior year	0.5%	(1.6)%	(2.8)%	2.1%	0.2%	0.1%
Capital grants (excl. COVID-19, Recovery Plan)	1,678	2,273	2,195	2,644	1,754	2,297
Amortization / disposal loss / inventory consumption	3,720	3,857	3,892	4,009	4,145	4,216
Debt servicing costs	2,235	2,505	2,369	2,764	3,085	3,335
Pension provisions	(334)	(415)	(271)	(369)	(283)	(292)
Total Expense (before COVID-19 / Recovery Plan, contingency, crude-by-rail)	55,936	56,056	55,458	57,330	57,091	57,974
COVID-19 / Recovery Plan	218	500	4,654	919	472	128
Operating expense	—	—	1,181	193	91	—
Capital grants / inventory consumption (PPE)	1,356	750	750	750	750	750
Contingency / disaster assistance	—	—	—	1,250	—	—
Contingency - COVID-19	—	—	—	500	—	—
Contingency - Recovery Plan	866	—	445	976	—	—
Crude-by-rail provision	1,678	2,273	2,195	2,644	1,754	2,297
Surplus / (deficit)	(12,152)	(7,310)	(20,192)	(18,221)	(10,982)	(7,987)

20	Overview | Fiscal Plan 2021 – 24

BUDGET 2021

GOVERNMENT OF ALBERTA | 2021 –24

Fiscal Plan

Fueling Canada’s

Economic Recovery

Fueling Canada’s Economic Recovery	23
Introduction	23
Vulnerabilities in Canadian economy	23
Investment must underpin recovery	24
Goods producing industries can drive the recovery	25
Oil and gas competitive and driving down emissions intensity	26
Alberta’s policy framework supporting ESG and energy transformation	27
Market access vital for recovery	31
A strong Alberta means a strong Canada	33
What is Alberta doing?	34
What federal actions are needed?	34
Major Federal Transfers	36
Other Federal Policies/Actions	39

22	Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24

Fueling Canada’s Economic Recovery

Introduction

With many regions of the country hit with a second wave of infections, Canadians continue to deal with the fallout from the COVID-19 pandemic. While it is critical that the federal government manages the crisis and ensures support is provided where it is needed, a plan is also needed for Canada’s economic response as the country looks past COVID-19. Fiscal support through many programs, including income supports to individuals, wage subsidies for businesses, and loans are providing Canadians with the relief they need to weather the pandemic; however, federal action is also necessary to assist in the transition from COVID-19 crisis to economic recovery. At some point, income supports will end and the private sector must fuel growth.

Prior to the COVID-19 pandemic, the Canadian economy was performing well by many metrics. A notable exception was investment, which was lagging behind. There were many reasons for this, including lower oil prices, regulatory delays and infrastructure challenges that have plagued resource development in the country. Boosting investment, especially in goods-producing industries, will need to play a major role in Canada’s recovery to drive job creation, productivity and broader living standards. Federal government policies, particularly those that focus on business competitiveness, must encourage growth in these industries.

Given the importance of the energy sector and Alberta’s outsized contribution to the Canadian economy, Alberta is poised to play an integral role in the economic recovery of the country. Alberta’s strong economic fundamentals and highly developed energy sector, with its focus on cost competitiveness and technology, and burgeoning renewable resources industry, put the province in a good position to power the national economy once again. Strong provincial policies that reduce greenhouse gas emissions and address other environmental, social and governance (ESG) considerations enable the country to capitalize on being among the most responsible energy producers in the world.

Vulnerabilities in Canadian economy

The Canadian economy grew at a solid pace in the three years leading up to the COVID-19 crisis, but fundamentals suggest underlying weakness and vulnerability. The national labour market posted strong gains in employment during this time. However, between 2017 and 2019, average job growth in higher paid goods-producing industries like manufacturing and oil and gas lagged behind services. There was also a stark contrast in employment growth across regions, with the resource-rich provinces of Alberta, Saskatchewan and Newfoundland and Labrador trailing. While long-term unemployment in Alberta drifted lower from 2016 highs, it remained elevated by historical norms in 2019.

“It is essential the government ... supports investment in this period and not just private and public consumption, as has been the case to date.”

David Dodge, Senior Advisor, Bennett Jones and former Governor, Bank of Canada

Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24	23

Chart 1: Investment remains weak in Canada

Annualized non-residential business investment in Canada*

Source:	Statistics Canada, Treasury Board and Finance, and Haver Analytics

*	Investment in non-residential structures, machinery and equipment and intellectual property

Chart 2: Energy drives Canadian exports

Real Canadian international merchandise exports

Source:	Statistics Canada, Treasury Board and Finance, and Haver Analytics
*	The shaded area represents the pandemic period.

In addition to diverging regional and industry labour market trends, the Canadian economy continued to struggle with competitiveness and tepid productivity growth. These challenges are reflected in the ongoing weakness in business investment, which remains well below 2014 levels (Chart 1). Business investment per worker is far behind the U.S., and since 2014, Canada’s productivity growth has lagged behind most other G7 countries. The deterioration of Canada’s competitiveness is also revealed in the composition of Canada’s exports; growth in exports has been driven by energy and services, whereas non-energy goods exports have remained stagnant (Chart 2).

With business investment weak in the country, consumer spending, housing and government spending have driven much of the economic growth in recent years. Unprecedented levels of fiscal stimulus at all levels of government are providing a much needed boost to the Canadian economy as it grapples with the fallout from the COVID-19 pandemic. However, this creates challenges to future growth, given high levels of household debt and significant government borrowing in the last year to support COVID-19-related spending. This is especially true, given that incomes in the country have been weighed down considerably since the 2015-16 downturn in the energy sector. Canada’s nominal GDP, the broadest measure of income and a key driver of government revenues, was $131 billion (or 5.4 per cent) lower in 2019 than projected by the federal government in late-20141.

Investment must underpin recovery

As the Canadian economy begins to recover and government stimulus unwinds post-COVID-19, it is critical that growth rotates to the business sector. This includes increasing the productive capacity of the Canadian economy by boosting investment. Investment drives job creation, productivity and income gains. The Bank of Canada recently noted that the Canadian economy now has less potential to grow than before due to less businesses investment and longer term scarring of the labour market. The Bank estimates that weaker business investment accounts for three-quarters of the downgrade in Canada’s potential output growth since the pandemic hit2.

There is an important role for the federal and provincial governments to play in developing policies that enable private sector investment. This includes supporting critical transportation and other infrastructure projects. In a recent speech, Bank of Canada Governor Tiff Macklem points to the importance of having transportation infrastructure that enables and diversifies markets as a way of removing barriers to investment and impediments to growth of smaller firms3. It also includes supporting innovation. According to a recent C.D. Howe publication, Canadian businesses spending on Intellectual Property is falling behind more than any other type of investment, compared with U.S. counterparts4. In addition, federal and

[1]	Department of Finance Canada. 2014. Update of Economic and Fiscal Projections, budget.gc.ca/efp-peb/2014/pub/pdf/efp-peb-14-eng.pdf

[2]	Remarks, Carolyn A. Wilkins, Senior Deputy Governor of the Bank of Canada. November 12, 2020. “Exploring life after COVID-19: the far side of the moon.” bankofcanada.ca/wp-content/ uploads/2020/11/remarks-2020-11-12.pdf

[3]	Remarks, Tiff Macklem, Governor of the Bank of Canada. December 15, 2020. “Trading for a sustainable recovery.” bankofcanada.ca/wp-content/uploads/2020/12/remarks-2020-12-15.pdf

[4]	Robson, William B.P. and Miles Wu. 2021. “From Chronic to Acute: Canada’s Investment Crisis.” E-Brief. Toronto: C.D. Howe Institute

24	Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24

provincial policies that enhance tax competitiveness, reduce regulatory burden and uncertainty, and renew investor confidence are important for private sector investment and capital accumulation.

Goods-producing industries can drive the recovery

Lagging investment over the past five to six years is a reflection of ongoing weakness in the goods sector, which continues to play an important role in the Canadian economy. The most highly productive sectors of the economy, with the highest wages, are concentrated in goods-producing industries (Chart 3). In 2019, goods-producing industries accounted for almost half of business investment and over 80 per cent of total exports in the country. This was driven in large part by the energy sector. Despite declining around 40 per cent since 2014, the sector (broadly defined to include oil and gas, utilities, and mining) attracted over $78 billion in investment, or just over 30 per cent of total private sector investment in the country. Energy exports constituted one-fifth of total goods exports. The goods sector also supports demand for services, which represent around 70 per cent of the Canadian economy. This means that the services sector is also impacted from weakness in goods-producing sectors. In Alberta, strength in energy and other goods industries has led to rapid growth in a variety of service industries. Indeed, Alberta has led all provinces in GDP growth in a wide range of industries over the last two decades, from finance and insurance to retail.

The goods sector, and in particular the energy sector, will continue to be a key driver of economic growth in Canada coming out of COVID-19. Enhancing investment in goods-producing industries will boost Canada’s growth potential and ensure the economy is firing on all cylinders. It will also generate much- needed revenue to support Canada’s recovery.

“Business investment in Canada has slipped badly, lagging investment in the United States and other advanced economies.”

“Canadian policymakers can help improve Canada’s investment performance through infrastructure investments, lower and less distorting taxes, and incentives oriented toward growth and competition at home and abroad.”

C.D. Howe Institute, From Chronic to Actue: Canada’s Investment Crisis (2021)

Chart 3: Mining, oil and gas most productive major industry in Canada

Canadian productivity and total compensation per hour worked by industry, 2019

Source: Statistics Canada

Note:	The dotted line is the logarithmic line of best fit; grey dots are broad industry level, blue are sub-industry level

Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24	25

Oil and gas competitive and driving down emissions intensity

The energy sector is well-positioned to take a lead role in Canada’s recovery. In particular, the oil and gas extraction sector has evolved over the past 50 years into a high-tech, highly productive and efficient industry. This has driven costs down substantially, particularly in the oil sands, making the oil produced in Canada extremely competitive globally. Just 10 years ago, the average break-even price required to produce a barrel of oil from an in-situ project was around US$85/bbl; now, it is below US$50/bbl. Expansion break-even costs are even lower (Chart 4). These are on par with competitors like U.S. shale.

Chart 4: Canada’s resources are cost-competitive

Evolution of WTI-equivalent breakeven prices for an in situ project

“Oil sands economics have improved dramatically over a very short period.” Kevin Birn, Vice President, IHS Markit

Sources: Alberta Energy Regulator (AER), Canadian Energy Research Institute (CERI)

Oil producers have been able to find gains in efficiency and reduce costs, all the while achieving reductions in emissions intensity. Alberta has had mandatory reporting for oil sands and large emitters since 2003. The average GHG emissions intensity of an oil sands barrel declined by approximately 22 per cent over the past decade (Chart 5), with leading producers on track for a further 16- 23 per cent reduction over the coming decade. When compared to the U.S., IHS Markit’s lifecycle assessment shows that roughly half of the commonly traded crude oils in the U.S. have lifecycle emissions profiles similar to, or higher than, the average Alberta crude5. Many companies, including major producers, have been aggressive in making net zero commitments and stating emissions reductions targets, including Suncor, CNRL, Cenovus and MEG Energy.

[5]	Enviornmental Performance: Oil sands GHG emissions intensity. Alberta Environment and Parks. open.alberta.ca/dataset/8d0479ae-0c59-49b1-bd3d-e2cdc4f33a98/resource f26cf8f5-4192-43d3-9480-d3b5b6447ef5/download/aep-esg-fact-sheet-emissions-2019-11. pdf

26	Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24

Chart 5: Carbon intensity is declining in the oil sands

Alberta oil sands emission intensity*

Oil sands emission intensity has declined over 23 per cent since 2012.

Source: Alberta Environment and Parks (AEP)

*includes mining, upgrading and in-situ cogeneration-adjusted emissions

The aggressive actions on emissions are being driven by innovation and technology development and adoption in Alberta’s energy sector. Companies, with support from various government agencies, have invested considerably into processes and technologies that are expected to reduce emissions further. These include using solvents or natural gas liquids in the production process to reduce or eliminate the need for steam, and therefore natural gas, for in situ production, replacing coke-fired boilers with natural gas-fired cogeneration units, and applying paraffinic froth treatment to reduce GHG emissions in mining projects. Operators are also working hard to reduce flaring and prevent methane leaks from production infrastructure, like pumps and compressors. These proactive efforts are underway while methane emissions guidelines are in development.

Alberta’s policy framework supporting ESG and energy transformation

In addition to carbon emissions, Alberta’s energy sector has also made tremendous progress on other ESG issues. Work is ongoing to reduce the environmental footprint of tailings ponds, which are present in any type of mining operation, including oil sands. In response to strict government regulatory requirements, there is action being taken to enhance hydrocarbon (bitumen, diluent) recovery in tailings. CNRL is developing an in-pit extraction process, where a bitumen extraction plant is placed in the mine pit to eliminate tailings ponds and support land reclamation. In addition, the company is developing a clean technology Creating Value from Waste (CVW) that remediates oil sands froth treatment tailings, recovering contained hydrocarbons (bitumen, diluent) and preventing their release into tailings ponds and the atmosphere. The release of these hydrocarbons into ponds causes methane formation, a major source of fugitive emissions in the oil sands

Major energy producers such as CNRL, Cenovus, and MEG Energy have net-zero emission goals.

Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24	27

“Industrial carbon pricing, with flexible compliance tools, and complementary regulatory approaches has served as an effective policy package that has worked together to incentivize methane reductions in Alberta since 2007.”1

[1]	UNECE Case Study, Carbon pricing and other regulatory approaches to methane reductions in Alberta (2019)

industry. Outside of emissions and tailings, companies have developed water policies to conserve significant amounts of fresh water through recycling and increase usage of alternative water sources, reducing the need to draw water from sources like the Athabasca River.

On the social and governance front, there has been a focus in the province on strengthening partnerships with Indigenous communities, resulting in a considerable amount of First Nations participation in Alberta’s energy sector. The Alberta Indigenous Opportunities Act increases Indigenous communities’ access to capital and technical support for natural resource projects and infrastructure. The first loan guarantee from the program was to a group of six First Nations in Alberta to back their investment in the Cascade Power Project. The Oil Sands Monitoring Program, a collaboration among governments, industry, Indigenous communities, and others, is one of the most significant investments in environmental monitoring in the world. Another example is Three Nations Energy (3NE), a corporation owned by Athabasca Chipewyan First Nation, Mikisew Cree First Nation and Fort Chipewyan Metis Association, which recently completed Canada’s largest off-grid solar farm.

The progress on emissions reductions and ESG in Alberta is being driven by provincial policies that set out the framework, legislation and regulations

(Chart 6). In fact, Alberta was the first jurisdiction in North America to put a carbon price on large emitters, back in 2007. It is also the first sub-national in North America to commit to an oil and gas methane reduction target.

The province is using an innovative approach to meet, and likely exceed, targets and lower the cost of compliance for industry. This is being achieved using a combination of regulations, investment support and market-based approaches:

●	Regulation – established minimum standards

Chart 6: Alberta’s Environmental, Social and Governance Credentials

28	Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24

●	Investment support – programs and agencies to support the development of innovative emissions reduction and measurement/monitoring technology that will enable further reductions

●	Market-based approach – price signal provided through Alberta’s offset system to implement reductions above and beyond regulatory requirements.

The Technology Innovation and Emissions Reduction (TIER) program is the third generation of Alberta’s industrial carbon pricing and emissions trading system, and is at the core of emissions management in Alberta. Large industrial emitters regulated under TIER must find innovative technology solutions to meet facility or sector-specific emission reductions targets that are tightened annually. If targets are not met, emitters are required to pay into the TIER fund at an escalating emissions price, currently set at $40 per tonne of CO2e in 2021. The collected payments are recycled to fund projects and programs that support research and development of new innovative technology solutions to reduce emissions, support industry to gain access to technology, and support climate change adaptation6. Emitters can also retire emissions performance credits from facilities that have outperformed their emissions requirements or regulated emissions offsets from emissions reductions that occurred elsewhere in the province.

There are several examples in Alberta that demonstrate the success of provincial policies:

●	Emissions reduction: As of January 2020, Alberta’s industrial carbon pricing framework has achieved almost 175 million tonnes of GHG emission reduction since it came into effect in 2007.

●	Carbon Capture Utilization and Storage (CCUS): Investments in CCUS resulted in the worldfs first commercial.scale CCS project in the province. Investments have moved beyond just capturing, into transporting (Alberta Carbon Trunk Line) and storing under the ground (Quest project by Shell). The Alberta Carbon Conversion Technology Center helps companies accelerate development and adopt technologies that turn waste GHG emissions into value.added products like carbon nanofibers, industrial chemicals and other advanced materials.

●	Renewable electricity in the province: Albertafs market.based electricity system, coupled with the TIER clean as best gas benchmark, is driving significant reductions in emissions from the utilities sector and encouraging large.scale investments in wind and solar generation in the province (Chart 7).

●	The Alberta Renewable Fuel Standard (RFS) sets blend rates to ensure a minimum standard of five per cent and two per cent renewable content for gasoline and diesel, respectively. It is estimated that the RFS has resulted in reductions of over five megatonnes of life cycle GHG emissions on Alberta’s roads since 2011.

[6]	alberta.ca/technology-innovation-and-emissions-reduction-regulation.aspx

The province’s Emission Offset System is internationally recognized. Various jurisdictions in the U.S., Australia, China and South Korea are in discussions with the province on how to develop and refine their own emission offset programs and protocols.

Alberta’s two Carbon Capture and Storage (CCS) projects will reduce GHG emissions by 2.76 million tonnes each year - equivalent to the yearly emissions of 600,000 vehicles.

Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24	29

Emissions from coal power generation have declined over 50 per cent since 2014.

Chart 7: Emissions declining across coal power generation

Alberta coal-fired power emissions*

Source: Alberta Environment and Parks (AEP), f-forecast

*       AEP regulatory data reported under the Specified Gas Reporting Regulation and Carbon Competitiveness Incentive Regulation, forecast based on AESO generation data

Supported by a sound policy framework, industry is taking action to protect the environment. In 2018, the oil and gas extraction industry in Canada spent $3.6 billion on environmental protection, according to new data from Statistics Canada. This exceeded all other industries by a fair margin and represented 37 per cent of total environmental protection spending by businesses in Canada. The largest portion of industry spending went towards wastewater management, followed by protection and remediation of soil and water, and air pollution management. Given most oil and gas extraction businesses are located in Alberta, the province contributed the largest share of national spending (39 per cent).

Like other national governments, it is essential that the federal government work with Alberta to develop a coordinated value proposition to the world that demonstrates our shared commitment to emissions reductions, cleaner energy, and responsible energy development. Strong policies in Alberta to reduce emissions and address other ESG considerations contribute to federal objectives while enabling the country to capitalize on being among the most responsible energy producers in the world. Based on third-party assessments, Canada tops global ESG scores across a full spectrum of factors, from environmental policy to social progress/welfare, political stability, regulatory oversight and corporate governance.

30	Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24

Market access vital for recovery

Improving market access for Alberta’s energy products is a key success factor to boost investment and support Canada’s post-COVID recovery. It will enable Canada’s energy sector to capitalize on its position as a cost-competitive and responsible energy provider as economies gradually reopen and confidence improves across the world. It will also provide an opportunity for other jurisdictions like China to access Alberta’s energy products and reduce their reliance on emission-intensive sources of energy.

Market access allows for diversification to markets where products are fetching the highest price, reducing the discount on Canadian products relative to global prices. Pipeline transportation infrastructure bottlenecks in the last 10 years have hampered the ability of Canadian oil producers to get their products to market, forcing them to sell at significant discounts and dragging down activity and investment in the energy sector. This is a national issue. Lower prices hurt energy producers and reduce investment and government revenue, hampering the Canadian economy. IHS estimates that inadequate pipeline capacity between 2015 and 2019 resulted in more than US$14 billion in lost revenue from Western Canadian heavy crude oil sales[7]. If no additional pipelines come online, Canada stands to forgo jobs and billions in lost income, due to reduced prices, production and investment.

Currently, there is limited pipeline capacity to the two largest heavy oil markets in the world, the U.S. Gulf Coast and Asia. There are two major ongoing pipeline projects in North America that will provide market access to Canadian energy producers. The Trans Mountain Expansion (TMX) allows producers to sell into the Pacific market. The Enbridge Line 3 project is also in progress and set to be completed later this year. The project adds additional capacity in the U.S. Midwest market, which is still home to most of the crude exported from Canada.

Alberta’s natural gas industry is also facing challenges related to market access. Natural gas from the province has been displaced from its traditional markets by intense competition from the low cost U.S. shale gas supply since the 2000s. Over the past two decades, Alberta’s provincial natural gas exports to other provinces and the U.S. declined more than 60 per cent. As a result, production, capital investments, employment, government royalty revenues and taxes have declined in Alberta’s natural gas sector. The export decline was partially offset by domestic demand growth from the oil sands sector; however, without access to markets beyond North America, it is likely that demand for Alberta gas will decline further.

Liquefied natural gas (LNG) exports to global markets (namely Asia and Europe) will provide alternative markets to sustain the healthy growth of Alberta’s natural gas industry. Led by growth in China, India, and Europe, LNG demand is expected to drive the global natural gas market for decades to come. Canada has logistic advantages on both its west and east coasts and can be cost-competitive. In addition, consuming nations prefer a portfolio of reliable sellers, for which Canada’s stability and responsible production methods are well-positioned.

[7]       “What is different about differentials: Understanding the price of oil in western Canada.” IHS Market, December 17, 2020.

The federal government must ensure the successful completion of Line 3 and TMX, and actively engage in the development of Canada’s LNG industry.

Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24	31

Keystone XL

Canada’s energy sector is the nation’s single largest exporter and a global leader in responsibly produced crude oil. Despite its importance, the sector has been hamstrung for years by the inability to build sufficient pipeline infrastructure in North America. The consequences have been severe. A lack of takeaway capacity has resulted in Canada selling its energy at sharply discounted prices, and stymied growth in the industry. This has hurt Canada’s economy. As producers, workers and the government watch their incomes drop from lower prices, Canadian consumers continue to pay higher prices based on more expensive imported crude.

Alberta has experienced first-hand the devastating impacts of insufficient market access. In late 2018, for example, Alberta ran out of pipeline capacity, resulting in a record discount between Canada’s heavy oil relative to U.S. light crude. The government imposed a mandatory production curtailment policy to protect the value of Canada’s resource and ensure the long-term viability of the industry. As producers slashed capital spending and production, Alberta’s already fragile economy stagnated in 2019.

With this backdrop, the government made a strategic investment in Keystone XL (KXL) to finally secure long-term market access for the energy industry and protect the value of Alberta’s resources and the economy. With a capacity of 830,000 barrels/day, the pipeline would have provided the country with access to the U.S. Gulf Coast, one of the largest refinery centers in the world designed to process heavy crude. It was also a step toward climate action and North American energy security. With a commitment to net zero emissions, the pipeline would have helped Canada replace declining heavy oil production from Mexico and Venezuela and reduce reliance on OPEC crudes in the U.S. market.

KXL is a safe, reliable, and environmentally responsible way to deliver crude oil from western Canada to refineries in the U.S. Gulf Coast, which would provide North America with a stable, secure supply of crude oil, while reducing reliance on OPEC.

On January 4, 2021, Alberta provided a loan guarantee on behalf of TC Energy to ensure the continued construction of the pipeline. Alberta’s investment was structured on a pay-as-you-go model, with additional investment contingent on the continued construction of the pipeline.

On January 20, 2021, the presidential permit for the KXL border crossing was revoked by the U.S. administration. In response, TC Energy issued work suspension notifications to all KXL U.S. contactors. The estimated exposure to the Government of Alberta from the financial commitment, as of February 2021, is as follows:

(in millions of Canadian dollars)

Equity Payment	$384

Estimate of the loan guaranteed by the

Alberta government	$892

Total Forecasted Exposure to February 2021	$1,276

Currently, the Government of Alberta is working with TC Energy to explore all options to advance the project and is strongly encouraging the Government of Canada to do the same. If KXL does not proceed, the Alberta government will explore all options to recoup the investment. Budget 2021 does not include any provisions for expense which may be incurred in that pursuit.

32	Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24

Chart 8: Alberta a significant contributor to the national economy

Alberta’s share of select national indicators, 2010-2019 average

Source: Statistics Canada
* Capital investment refers to capital expenditures by NAICS
** Goods exports refer to international merchandise exports by NAPCS
*** Alberta real GDP refers to real GDP by industry

A strong Alberta means a strong Canada

Alberta makes significant fiscal and economic contributions to Canada, despite facing many challenges in the past few years, mainly around market access for its energy products and lack of investment in the energy sector. With just 12 per cent of Canada’s population, Alberta attracted almost 30 per cent of capital investment in the country and was responsible for over 20 per cent of Canadian goods exported internationally, on average over the past 10 years. Overall, Alberta contributes about 16 per cent to the national economy (Chart 8). In the 25-year period preceding 2020, the Alberta economy generated around 900,000 jobs, accounting for 16 per cent of national employment growth - far in excess of Alberta’s population share. Economic activity in Alberta also supported many thousands more jobs in other provinces and territories in manufacturing and other sectors. Even though incomes have come down in the province due to a prolonged period of economic weakness dating back to the 2015-16 recession, they remain higher than other parts of Canada. This means that Alberta will continue to be a net fiscal contributor to the country.

Given the importance of the goods sector, and in particular the energy sector, to the Canadian economy, there is a critical role for the province to play in the economic recovery of the country. The ongoing actions taken by Alberta’s industries and the provincial government make a significant contribution to Canada’s climate change and ESG objectives. Alberta’s strong fundamentals, including the youngest population among the provinces, a highly skilled workforce and a competitive tax regime, position the province to once again power the national economy.

Alberta can be positioned to power Canada’s economic recovery.

Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24	33

Alberta was the first major province to announce a comprehensive plan to recover from the COVID-19 recession.

What is Alberta doing?

The Alberta government launched Alberta’s Recovery Plan in July 2020, which positions the province for growth as it recovers from the COVID-19 pandemic. This is in addition to the numerous programs and measures introduced to support Albertans through the pandemic. The plan builds on Alberta’s strengths, including strong fundamentals, abundance of resources and highly competitive tax regime. There are three main objectives of the plan:

●     Jobs for today and tomorrow: Attracting investment to the province by creating a competitive business environment through lower taxes and reducing red tape. Further supporting the labour force by providing skills training, including expanding the apprenticeship model and other programs, and enhancing connections between post-secondary institutions and the private sector.

●     Building Infrastructure: In the short-term, capital projects are supporting activity and employment in the province to help mitigate the impacts of COVID-19. There is also an emphasis on projects designed to create long- term productivity and jobs.

●     Economic Diversification: Continuing to build core industries while boosting key growth sectors in Alberta’s economy. Sector-specific strategies are in progress or have been developed for agriculture and forestry, energy, manufacturing and tourism, in addition to emerging industries like technology, fintech, and aviation/aerospace and logistics.

The federal government should lay the foundation for private sector led growth.

What federal actions are needed?

First and foremost, Canada’s economic recovery will depend upon achieving mass vaccination against COVID-19. Securing and rapidly distributing vaccines to Canadians is thus the most urgent priority for federal action. As the pandemic begins to recede and economies open up, federal policies to support the economic recovery will need to:

●     Facilitate economic growth and job creation, led by the private sector:

–    Canada’s economic recovery will require a strong and durable recovery in the private sector, driven by investment. Federal policies thus need to support and incentivize private sector investment.

●     Support the recovery efforts of provinces and territories, and ensure that they have the resources needed to meet their constitutional responsibilities for essential programs:

–    The COVID-19 pandemic has had severe impacts on provincial revenues and health care costs.

–    In addition to supporting provincial economic recovery efforts, the federal government should provide adequate revenue stabilization for provinces and sufficient federal funding for essential pro vincial programs such as health care.

34	Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24

●     Recognize and address Alberta’s contributions to the federation:

–     Alberta’s recovery is essential to a strong and lasting national economic recovery.

–     For decades, Alberta’s economic and fiscal contributions have driven national economic growth and financed federal programs to a disproportionate degree. The federal government must recognize these contributions and support Alberta’s capacity to sustain them into the future.

–     Recognize and publicly support Alberta’s energy industry as a reliable and environmentally responsible source of energy.

Alberta has made very substantial fiscal and economic contributions to Canada for decades. These contributions include:

●    A net fiscal contribution of over $400 billion (in 2019 dollars) over the past 25 years, as measured by the difference between what Albertans have paid in federal taxes and what they have received back in federal transfers and spending.

●    Between 2014 through 2019 alone, Alberta’s net fiscal contribution averaged nearly $20 billion per year - despite a major economic downturn in Alberta over much of this period (Chart 9).

Chart 9: Alberta is the largest fiscal contributor to the federation Net contribution to the federal government by province	Despite difficult economic conditions, Alberta has remained the largest net contributor to the federation.
Sources: Statistics Canada and Alberta Treasury Board and Finance

As Canada emerges from the COVID-19 pandemic, Alberta can once again be a key engine of national economic and job growth if federal policies support and complement the province’s own recovery efforts.

The federal government needs to address several key obstacles to Alberta’s recovery. These obstacles include deficiencies and inequities in major federal transfers, barriers to energy market access and federal regulatory policies. Too often in recent years, federal policies have hindered rather than supported

Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24	35

The federal Fiscal Stabilization Program has failed at its intended purpose of stabilizing provincial revenue during periods of crisis. Recent changes did not go far enough.

Alberta’s prosperity and growth. Furthermore, since COVID-19 has exacerbated many of Alberta’s economic and fiscal challenges, the need and urgency for supportive federal policies has only increased.

Budget 2020 included a chapter dedicated to federal-provincial matters[8]. The chapter reviewed key federal-provincial issues for Alberta and outlined the government’s proposals for securing a fair deal for the province within Confederation. To date, most of the issues identified in this chapter remain either unaddressed or inadequately addressed.

An update on key federal-provincial issues is provided below.

Major Federal Transfers

Fiscal Stabilization Program

In 2019, Alberta requested removal of the arbitrary $60 per resident ‘cap’ on fiscal stabilization payments, with retroactive effect to 2015-16. This would mean an additional payment of $2.4 billion in respect of Alberta’s claims for the revenue declines in 2015-16 and 2016-17. Alberta’s request was unanimously endorsed by Canada’s Premiers as part of a package of fiscal stabilization reforms presented to the federal government in December 2019.

On November 30, 2020, the federal government announced modest changes to the Fiscal Stabilization Program. The most notable of these was an adjustment to the payment ‘cap’ to reflect Canada’s per capita GDP growth since the cap was introduced (in 1987). This change will result in an adjusted cap of $170 per provincial resident, effective for the 2019-20 and 2020-21 fiscal years. There were also a number of relatively minor technical changes to the program.

These measures are insufficient. Adjustment to an arbitrary cap does not solve the fundamental problem of adequate revenue stabilization for provinces. Even with the announced adjustment to the cap, Alberta is projected to lose another $1.3 billion to the cap in relation to its anticipated fiscal stabilization claim for 2020-21. This is in addition to the $2.4 billion in losses for Alberta’s 2015-16 and 2016-17 claims, for an anticipated cumulative loss of about $3.7 billion since 2015-16.

In 2015 and 2016, Alberta’s net fiscal contributions to Canada totalled over $40 billion.[9] Yet for essentially the same period (the 2015-16 and 2016-17 fiscal years), the province received just over $500 million in fiscal stabilization payments.

Since the announced adjustment to the cap is retroactive only to 2019-20, there is unlikely to be any retroactive benefit to Alberta. Based on current estimates, the province does not expect to qualify for a fiscal stabilization payment for 2019-20.

[8]     “A Fair Deal for Alberta” (Budget 2020, pp. 83-97)

[9]     Alberta’s net fiscal contributions to the federation in 2015 and 2016 were $24.8 billion and $16.0 billion, respectively

36	Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24

These inequities further highlight the need for more substantial reforms to the Fiscal Stabilization Program. Alberta calls upon the federal government to re-examine this matter and give renewed consideration to the consensus Provincial-Territorial reform proposals – including the elimination of the payment cap retroactive to 2015-16.

Canada Health Transfer (CHT)

In September 2020, Canada’s Premiers unanimously called upon the federal government to support a sustainable health funding partnership through an immediate, substantial increase to the Canada Health Transfer (CHT). Premiers requested that the federal funding share of aggregate provincial/ territorial health costs increase from its current level of 22 per cent to 35 per cent, starting in the 2021-22 fiscal year. Premiers also requested that this increased share be maintained over time with an appropriate increase to the annual CHT escalator.

Since 2017-18, growth in the CHT has been tied to Canada’s GDP growth. This will result in average annual CHT growth of just 3.8 per cent from 2017-18 through 2021-22, well below the 6 per cent escalator that was in place prior to 2017-18. This also falls well below long-term provincial/territorial health cost pressures, which independent experts had forecast at over 5 per cent annually even before COVID-19. In a report published in September 2020, the Conference Board of Canada projected that provincial health expenditures will rise at an average annual rate of 5.4 per cent through 2030-31 (Chart 10)[10].

In December 2020, Premiers met with the Prime Minister to discuss long-term health funding issues and the provincial-territorial proposals for enhancing the CHT. These discussions will continue in 2021.

[10]       Health Care Cost Drivers in Canada Pre and Post-Covid-19, Conference Board of Canada. Impact Paper, September 2020

Sustainable increases in federal health care funding are needed to manage rising health care pressures.
Chart 10: CHT’s Annual Growth Below Long-term Health Cost Pressures Sources: Department of Finance Canada, Conference Board of Canada and Alberta Treasury Board and Finance

Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24	37

The federal government should exclude resource revenues from the Equalization formula and eliminate automatic increases when inter-provincial fiscal disparities decline.

Equalization

In Budget 2020, Alberta’s proposals for reforming the federal Equalization Program were outlined. These proposals include eliminating equalization ‘floor payments’ and excluding provincial non-renewable resource revenues from the calculation of equalization payments.

The exclusion of non-renewable resource revenues from equalization would enable provinces to benefit fully from the natural resources they own, incentivizing the development of resource industries and supporting national economic recovery. Over time, it would also work to reduce reliance on equalization payments among recipient provinces.

The Equalization Program has continued to grow in recent years, even though inter-provincial fiscal disparities have been declining. This is due to the current requirement that total equalization payments grow in line with Canada’s GDP. Between 2018-19 and 2020-21, this requirement resulted in $2.8 billion in ‘floor payments’ to recipient provinces, over and above the entitlements calculated under the basic equalization formula.

These extra payments have already exceeded the amount Alberta requested for the removal of the unfair cap for its 2015-16 and 2016-17 fiscal stabilization claims. In 2021-22, an additional $500 million in floor payments are projected, bringing cumulative floor payments since 2018-19 to over $3.3 billion (Chart 11).

Alberta has called for the elimination of equalization floor payments, based on the common-sense rationale that when interprovincial fiscal disparities decline, equalization payments should decline to a corresponding degree.

Chart 11: Equalization Floor Payments vs. Alberta’s Fiscal Stabilization Requests Source: Department of Finance Canada and Alberta Treasury Board and Finance

38	Fueling Canada’s Economic Recovery | Fiscal Plan 2021 – 24

Other Federal Policies/Actions

Budget 2020 highlighted several other national policies impeding Alberta’s economy. These included Bills C-69 and C-4811, and conditions on federal infrastructure funding that have limited provincial flexibility and caused project delays.

Subsequent developments, including the COVID-19 pandemic and the 2020 collapse in oil prices, have exacerbated Alberta’s economic challenges and magnified the need for supportive or corrective federal policies. Alberta’s recovery will be essential to a strong and durable national economic recovery. As such, Canada’s recovery strategy must address the critical needs of Alberta’s economy. Furthermore, by leveraging and building upon Alberta’s unique strengths, Canada will be in a better position to achieve its potential in a rapidly changing global economic and policy environment.

A national recovery strategy must support a strong future for Canada’s oil and gas sector. This sector has long been – and will remain for decades to come – a key engine of Canada’s economy. Advancing this sector’s global leadership position on ESG will establish a foundation for renewed private investment and job creation in Canada’s energy industry and its numerous affiliated sectors. Alberta urges the federal government to champion our energy sector across the globe, and partner with the province in helping restore Canada’s reputation as a reliable and responsible supplier of hydrocarbons. This should include explicit and consistent federal acknowledgement that a strong energy sector is critical to Canada’s economic recovery.

The federal government also needs to provide greater certainty and predictability for investment. This should include federal regulations that align with Alberta’s already sound regulatory system, and which respect provincial jurisdiction. Federal regulations should not place unnecessary additional regulatory burdens on industry.

More generally, the national recovery strategy must enable all Canadian businesses to make investments to enhance their productive capacity and efficiency. The strategy will also need to prepare Canadians for the rapidly changing demands of the labour market – changes that have accelerated due to COVID-19. Actions in these areas will strengthen Canada’s competitive position and establish the conditions for long-term employment and income growth throughout the country.

[11]	Bill C-69 revised the federal environmental assessment process for major construction projects; Bill C-48 bars oil tankers from loading at ports on the northern coast of British Columbia.

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40

BUDGET 2021

GOVERNMENT OF ALBERTA | 2021 –24

Fiscal Plan
Economic Outlook

Key Energy and Economic Assumptions	44

Economic Outlook 2021–24	45

Chart 1: Alberta economy to partially rebound this year	45

Chart 2: A prolonged recovery for the Alberta economy	46

Chart 3: China’s industrial production back to pre-COVID levels	47

Chart 4: Key policy rates across the globe at historic lows	48

Chart 5: Moderate outlook for oil prices	49

Chart 6: Gradual recovery in oil and gas investment	50

Chart 7: Light-heavy differential to reflect pipeline economics	52

Chart 8: Non-energy investment to accelerate over the medium term	53

Chart 9: Food manufacturing sector a bright spot	55

Chart 10: Solid rebound in exports	55

Chart 11: Uneven recovery in employment across industries	57

Chart 12: Population growth to pick up over the medium term	58

Chart 13: Impact of pandemic goes beyond unemployment	59

Chart 14: Unemployment rate to decline amid solid job growth	60

Chart 15: Incomes to resume growth in 2021	61

Chart 16: Services spending to pick up as economy gradually reopens	62

Chart 17: A solid recovery in housing starts	63

Table 1: Scenario Impact	64

42	Economic Outlook | Fiscal Plan 2021 – 24

Table of Contents, continued

Annex	65

Oil Price Benchmark	66

How Oil Price Forecasters Fared in Budget 2020	66

Light-Heavy Oil Price Differential Benchmark	67

Natural Gas Price Benchmark	68

How Natural Gas Price Forecasters Did in Budget 2020	68

United States / Canada Exchange Rate Benchmark	69

Canadian Long-Term Interest Rate Benchmark	69

Alberta Real Gross Domestic Product Benchmark.	70

Alberta Nominal Gross Domestic Product Benchmark .	70

Alberta Employment Benchmark .	71

Alberta Unemployment Rate Benchmark	71

Alberta Housing Starts Benchmark	72

Economic Outlook | Fiscal Plan 2021 – 24	43

Key Energy and Economic Assumptions

Fiscal Year Assumptions[a]	2018-19 Actuals	2019-20 Actuals	2020-21 Estimate	2021-22 Forecast	2022-23 Forecast	2023-24 Forecast
Crude Oil Prices[b]
WTI (US$/bbl)	62.77	54.85	39.30	46.00	55.00	56.50
Light-Heavy Differential (US$/bbl)	23.31	14.82	11.00	14.60	14.70	15.30
WCS @ Hardisty (Cdn$/bbl)	51.65	53.14	37.20	40.70	51.60	52.70
Natural Gas Price[b]
Alberta Reference Price (Cdn$/GJ)	1.34	1.39	2.10	2.60	2.50	2.40
Production
Conventional Crude Oil (thousands of barrels/day)	489	487	398	410	424	431
Raw Bitumen (thousands of barrels/day)	3,007	3,085	2,959	3,202	3,272	3,326
Natural Gas (billions of cubic feet)	4,157	4,045	3,888	3,921	4,017	4,055
Interest Rates
3-month Canada Treasury Bills (%)	1.50	1.57	0.20	0.20	0.20	0.70
10-year Canada Bonds (%)	2.18	1.42	0.70	1.00	1.40	1.60
Exchange Rate (US¢/Cdn$)[b]	76.2	75.2	75.5	77.4	77.8	78.2

Calendar Year Assumptions[a]	2018 Actuals	2019 Actuals	2020 Estimate	2021 Forecast	2022 Forecast	2023 Forecast	2024 Forecast
Gross Domestic Product
Nominal (billions of dollars)	343.7	352.9	307.8	335.0	360.2	383.9	409.9
% change	3.4	2.7	-12.8	8.8	7.5	6.6	6.8
Real (billions of 2012 dollars)	346.6	347.1	320.0	335.3	347.8	359.2	370.6
% change	1.9	0.1	-7.8	4.8	3.7	3.3	3.1
Other Indicators
Employment (thousands)	2,264	2,279	2,130c	2,219	2,284	2,341	2,397
% change	1.9	0.7	-6.6c	4.2	2.9	2.5	2.4
Unemployment Rate (%)	6.7	7.0	11.4c	9.9	8.4	7.3	6.3
Average Weekly Earnings (% change)	1.7	1.4	2.9	1.1	2.1	2.9	3.4
Primary Household Income (% change)	1.9	1.5	-4.2	4.6	4.8	4.9	5.0
Net Corporate Operating Surplus (% change)	11.0	8.7	-45.9	37.3	28.3	22.4	19.2
Housing Starts (thousands of units)	26.1	27.3	24.0c	26.2	28.3	31.5	34.0
Alberta Consumer Price Index (% change)	2.4	1.8	1.1c	1.4	1.8	2.0	2.0
Retail Sales (% change)	1.8	-0.8	-6.8	8.2	7.3	6.5	5.7
Population (thousands)	4,298	4,362	4,422c	4,449	4,493	4,556	4,621
% change	1.3	1.5	1.4c	0.6	1.0	1.4	1.4
Net Migration (thousands)	30.3	37.6	35.4c	3.7	21.3	39.0	42.3

[a]	Forecast was finalized on January 21, 2021

[b]	Forecasts have been rounded

[c]	Actual

44	Economic Outlook | Fiscal Plan 2021 – 24

Economic Outlook 2021 – 24

The global economy is slowly emerging from one of the worst downturns in history, caused by the COVID-19 pandemic. Countries are in various stages of reopening or tightening public health measures in response to rising caseloads and challenges with vaccine administration. This is expected to lead to an uneven recovery in the global economy this year.

In Alberta, the impact of the health crisis was compounded by the collapse in oil prices last year. The Alberta Activity Index (AAX), an indicator of provincial economic activity, rebounded nearly 10 per cent after hitting a low in May 2020, led by a swift recovery in retail spending, housing construction and oil production. Despite the improvement, activity remains weak and the recovery will take time (Chart 1). Drilling is still subdued and elevated uncertainty continues to weigh on business investment. Employment is still below pre-COVID levels and unemployment in the province remains high. A resurgence in cases and tighter public health measures heading into 2021 are dragging on activity in Alberta, Canada and globally.

Looking past these near-term challenges, growth prospects for 2021 have improved with the arrival of vaccines. This is expected to pave the way for the Alberta economy to gain momentum in the second half of the year, when vaccinations are expected to become more widely available and the virus is better contained. Real gross domestic product (GDP) is forecast to see a partial rebound of 4.8 per cent this year, following a severe contraction of an estimated 7.8 per cent in 2020. Even with the pickup in activity, some degree of public health measures may remain this year. This will limit the recovery in the services sector, particularly travel and tourism-related industries.

Chart 1: Alberta economy to partially rebound this year

Real GDP growth and Alberta Activity Index

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

Growth to resume this year amid a strong rebound in oil production and consumer spending.

Economic Outlook | Fiscal Plan 2021 – 24	45

Growth this year will be led by oil production, which reached record highs in late 2020 on the back of a strong rebound in bitumen output. Improving oil prices and demand will also support gains in energy investment. However, continued uncertainty around COVID-19 and weakness in commercial building construction will keep a lid on non-energy investment. Meanwhile, low interest rates and COVID-related government income supports will continue to play an important role in supporting consumer spending and housing activity.

Over the medium term, real GDP growth is forecast to moderate to a solid pace of about 3.4 per cent per year through to 2024. As the economy moves from recovery to expansion, rising exports will be accompanied by a pickup in business investment. Expansions in sectors outside of oil and gas will also contribute to growth. As government income supports wind down and the economy reopens, consumer spending and housing activity will become increasingly driven by a strengthening labour market and accelerating population growth.

While Alberta’s medium-term prospects have improved, the outlook remains highly uncertain. In particular, the recovery in economic activity in the second half of the year is contingent on containing the spread of the virus. Delays in the rollout of vaccine to the general population could lead to another severe wave of infection and necessitate more restrictive public health measures. Households and businesses could also voluntarily curb activity in response to a resurgence in cases. Other factors, such as slower-than-expected vaccine uptake and the impact of new variants of the virus, also pose significant risks to the outlook.

The COVID-19 crisis has dealt a major setback to the Alberta economy that was still recovering from the 2015-16 recession and market access challenges in late 2018 and 2019. This resulted in the longest recovery from a downturn on record in Alberta (Chart 2).

The COVID-19 health crisis and market access challenges in 2018- 2019 delayed the recovery in the Alberta economy from the 2015-16 recession.

Chart 2: A prolonged recovery for the Alberta economy

Downturns in Alberta Real GDP Since 1980

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance calculations

46	Economic Outlook | Fiscal Plan 2021 – 24

The devastating impact of the pandemic on the economy will also be felt for some time. While real GDP and employment are expected to return to 2019 levels in 2022, the recovery will be uneven across sectors. The unemployment rate is also anticipated to decline slowly. Real GDP per capita, a measure of standard of living, will be below pre-COVID levels through most of the forecast period.

Despite this series of economic challenges, Alberta’s strong economic fundamentals will continue to support the province’s growth prospects over the medium term. Even with subdued levels of energy investment, Alberta continues to have high levels of per capita investment relative to other provinces. Alberta also has very favourable demographics, including the youngest population among the provinces. Population growth is also expected to remain above the national average over the medium term. Even with the economic weakness over the last several years, nominal GDP per capita in the province continues to exceed the rest of the country.

Global recovery to strengthen after near-term challenges

The pandemic pummeled the global economy into its worst recession since the Great Depression of the 1930s. Most countries around the world saw sharp annual declines in output in 2020, with the exception of China, where real GDP grew an estimated 2.3 per cent on the back of a strong rebound in industrial output (Chart 3). China reopened its economy earlier than other countries and saw a swifter recovery in global goods trade and production. The latter reflects the resilience of global value chains to supply disruptions and a shift in demand away from services to goods consumption.

Chart 3: China’s industrial production back to pre-COVID levels

World Industrial Production*, 2010=100

Sources:	Netherlands Bureau for Economic Policy Analysis and Haver Analytics

*	Production-weighted

Rebound in global industrial production led by strong recovery in China.

Economic Outlook | Fiscal Plan 2021 – 24	47

While recent developments on the vaccine front have buoyed prospects for growth, rising infections, renewed lockdowns and vaccine delays are weighing on the recovery in many parts of the world. These short-term challenges are expected to dissipate and give way to a pickup in activity in the second half of the year, as vaccinations ramp up, economies gradually reopen and confidence improves. The International Monetary Fund is forecasting the global economy to grow 5.5 per cent in 2021 and 4.2 in 2022 amid a rebound in both advanced and emerging economies.

The pace of recovery will vary considerably in advanced and emerging economies. In particular, some emerging countries that are lagging behind vaccine procurement and distribution relative to advanced countries are expected to face weaker recoveries in the near term. Moreover, those that rely heavily on tourism will continue to struggle. The uneven global recovery will limit the improvement in global oil demand and prices.

Fiscal and monetary policy cushion COVID impact

The recovery in the global economy is expected to be supported by monetary and fiscal stimulus. Countries around the world have responded swiftly and aggressively with coordinated policy actions since the pandemic began, with massive quantitative easing and record low interest rates (Chart 4). In addition, governments have provided unprecedented amounts of fiscal support to individuals and businesses. These actions have helped mitigate the adverse impacts of the pandemic on economies around the world.

Central banks around the world have cut interest rates to historic lows to stabilize financial conditions and support the recovery.

Chart 4: Key policy rates across the globe at historic lows

Central Bank Policy Rates

Sources:	Bank of Canada, U.S. Federal Reserve Board and Haver Analytics
*	Includes policy rates for U.S., Japan, Germany, France, United Kingdom, Italy, Canada, Spain, Netherlands, Australia, Belgium, Sweden, Austria, Denmark, Norway, Finland, Greece, Portugal, Ireland, New Zealand and Luxembourg weighted by nominal GDP in U.S. dollars in the preceding quarter.

48	Economic Outlook | Fiscal Plan 2021 – 24

This year, monetary and fiscal policy will continue to play an important role in shoring up the global economy. Key policy rates in major advanced economies are expected to remain near historic lows at least through 2022, although long-term bond yields have come up recently on expectations of higher growth and inflation, fueled by further stimulus by the new U.S. administration and a recovery in commodity prices.

The recovery in the Canadian economy will continue to be driven by consumer spending and the housing sector, buoyed by low interest rates and high household savings. The Bank of Canada is not anticipated to raise interest rates until early 2023. At the same time, federal and provincial fiscal stimulus will continue to support the economy, particularly contact-intensive industries hit hard by renewed lockdowns and a resurgence in infections. As vaccination rollout gains traction and the economy reopens, fiscal stimulus is expected to slowly unwind and contribute less to growth.

Oil prices to improve

The uneven recovery across advanced and emerging economies, along with the uncertainty about the path of COVID, particularly in the first half of this year, are expected to keep energy markets volatile in 2021. Oil prices have strengthened since December, supported by ongoing production restraint by OPEC (Organization of Petroleum Exporting Countries) and its allies, followed by a surprise announcement by Saudi Arabia in mid-January to undertake additional production cuts in February and March. Positive news on vaccination and new fiscal support in the U.S. have raised optimism about the outlook for oil demand, adding further momentum in prices. These developments sent West Texas Intermediate (WTI) above US$55 per barrel (bbl) in recent weeks. However, it is expected that WTI will retreat from currently high levels in the near term as demand fundamentals remain weak amid renewed lockdowns and ongoing challenges with production and distribution of vaccines. WTI is forecast to average US$46/bbl in 2021-22, up from US$39.30/bbl in 2020-21 (Chart 5).

Chart 5: Moderate outlook for oil prices

West Texas Intermediate

Sources:	Reuters and Alberta Treasury Board and Finance; f-forecast

Prices to improve over the medium term as the global oil market rebalances.

Economic Outlook | Fiscal Plan 2021 – 24	49

After a record inventory build in 2020, excess global oil stocks are expected to be largely depleted by late 2021. Oil prices should improve over the medium term, as inventories return to historical levels and the global oil market becomes more balanced. WTI is forecast to average US$55/bbl in 2022-23, when global petroleum demand is expected to surpass its 2019 level. The recovery in oil demand is expected to be driven by emerging markets, in contrast to advanced economies, where the accelerated adoption of energy efficiency technologies and renewable energy will temper petroleum demand growth. Ample supply from OPEC countries will keep a lid on prices. WTI is expected to rise to US$56.50/bbl by 2023-24.

Cautious optimism in the energy sector

Improving global growth and a sustained upturn in U.S. and global oil demand and prices are expected to pave the way for a turnaround in Alberta’s oil and gas sector. Energy investment is anticipated to turn a corner in 2021 on the back of rising oil production and prices, coupled with growing domestic demand for natural gas and natural gas liquids (NGLs). After plunging an estimated 30 per cent in 2020, energy investment is forecast to increase by over $1.9 billion (or 10.9 per cent) in 2021. Investment is expected to accelerate in 2022 by another $2.6 billion (or 13.1 per cent), followed by a solid gain of 11.3 per cent per year in 2023 and 2024. While oil and gas investment is expected to pick up, it is not expected to return to 2019 levels until 2024 (Chart 6).

Oil and gas investment to return to 2019 levels by 2024, led by strong recovery in oil sands investment.

Chart 6: Gradual recovery in oil and gas investment

Alberta Nominal Oil and Gas Investment and Crude Oil Production

Sources:	Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast

50	Economic Outlook | Fiscal Plan 2021 – 24

Oil producers are expected to maintain capital discipline and gradually increase production to meet growing demand. The improvement in activity will be led by the oil sands sector. Sustaining capital is expected to increase alongside a quicker recovery in bitumen production. Alberta oil sands companies will continue to invest in new technologies that target emissions reduction, and reduce their footprint of tailing ponds and water use. Non-conventional investment is expected to increase from a low of $7.5 billion in 2020 to $14.2 billion in 2024.

Meanwhile, conventional oil producers are expected to gradually ramp up spending, but at a slower pace than non-conventional investment. Although drilling activity in the province improved in January, it is still down nearly 30 per cent from a year ago. Oil price uncertainty and capital discipline are expected to keep a lid on drilling activity in the short term before gaining traction in 2022, as upstream companies focus on returns and financial stability.

Oil production reached new historical highs in late 2020 on the back of a strong rebound in bitumen output, aided by the lifting of government-mandated production curtailment. Additional capital spending will boost oil production by more than 230,000 barrels per day (bpd) in 2021. Growth in oil production is forecast to moderate to about two per cent per year during the period 2022 to 2024. Even so, it will remain a key driver of total exports, accounting for more than 60 per cent of the annual growth in real exports over the forecast period.

Natural gas investment is also expected to be a source of growth, driven by domestic demand for natural gas and NGLs. Natural gas and NGL production is forecast to grow at a modest pace in the medium term, to meet increasing demand from oil sands production, power generation and an expanding petrochemical industry in the province. These trends will be reinforced by debottlenecking efforts of the NOVA Gas Transmission (NGTL) system that will support increased supply and distribution of Alberta’s natural gas within the province, as well as to North American and eventually international markets. Growing demand will support gas prices. The Alberta reference price (ARP) is expected to rise to Cdn$2.60/GJ in 2021-22 before settling around Cdn$2.40/GJ by 2023-24, higher than in previous years when prices were below Cdn$2/GJ.

Improving market access to support Alberta oil prices

The large discounts that Alberta crudes have faced due to transportation bottlenecks have diminished. Without sufficient pipeline capacity in recent years, the price discount between WTI and Alberta’s heavy oil benchmark, Western Canadian Select (WCS), widened to levels that reflected the higher cost of transporting crude by rail (Chart 7). However, government-mandated production limits in 2019, followed by voluntary production shut-ins due to weaker prices and demand from COVID-19 last year, alleviated pipeline constraints. The WTI-WCS differential fell below US$10/bbl for most of the second half of 2020 before widening slightly in early 2021 due to a bounce back in oil production. The differential is expected to average US$11/bbl in 2020-21.

Economic Outlook | Fiscal Plan 2021 – 24	51

Chart 7: Light-heavy differential to reflect pipeline economics

Oil Prices

WCS price to rise above US$40/ bbl on an improving WTI and lower transportation cost.

Sources: Alberta Energy and Alberta Treasury Board and Finance; e-estimate, f-forecast

The differential is expected to widen from current levels to around US$14-15/bbl in the next three years, but sufficient export pipeline capacity will keep it less volatile than in previous years, reflecting the lower cost of transportation by pipeline. Export capacity is set to improve this year from continued debottlenecking efforts and the start-up of the Gibson/USD’s diluent recovery unit. The completion of the U.S. portion of Enbridge’s Line 3 replacement later this year, followed by the TransMountain Expansion (TMX) by the end of 2022, will add more than 800,000 bpd of pipeline capacity. Total additions, including debottlenecks, will add close to one million barrels per day. A narrow differential, along with a moderate improvement in WTI, will help lift WCS prices to US$40/bbl by 2022-23.

Both the Line 3 and TMX pipelines have passed major regulatory hurdles and are under construction; however, continued legal and regulatory challenges could hamper progress. Without sufficient pipeline access, producers incur higher transportation costs shipping their crude by rail - about US$5-10/bbl higher than pipelines. Under a scenario of no additional pipeline access, foregone resource revenues are estimated to be $4.9 billion between 2021-22 and 2023-24.

Other industries a source of strength

As Alberta’s economy becomes more diversified, industries outside oil and gas extraction will contribute more to the province’s economic recovery. While investment in the non-energy sector pulled back last year, the decline was far more modest compared to the energy sector. This year and over themedium term, non-energy investment is expected to exceed that of the energy sector (Chart 8). It is forecast to rise by over $700 million, or 2.4 per cent,in 2021. Weakness in commercial building construction will remain a drag on investment, but this will be more than offset by strength in the industrial

52	Economic Outlook I Fiscal Plan 2021 – 24

Chart 8: Non-energy investment to accelerate over the medium term

Private Non-Residential Investment in Alberta by Category

Sources: Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast construction sector. The latter fared better in 2020, as major construction projects that were already underway proceeded despite pandemic-related challenges. This helped moderate the decline in overall non-energy investment to an estimated 2.8 per cent last year. Prospects for industrial construction are expected to remain positive, as the sector benefits from expansions in petrochemical and food manufacturing, transportation, renewable energy and agricultural infrastructure.

Growth in non-energy investment is forecast to accelerate to an average of $1.4 billion (or 4.2 per cent) per year from 2022 to 2024. As government infrastructure spending eases, construction spending will become increasingly driven by the private sector. The accelerated reduction in the corporate income tax rate will help drive growth in business investment as uncertainty dissipates and the recovery becomes more entrenched. Non-energy investment in the province is expected to account for more than 55 per cent of overall business investment in 2024, up significantly from under 40 per cent in 2014.

Transportation and Warehousing

The recovery in investment outside oil and gas extraction over the medium term will continue to be led by the transportation sector, as several projects begin or ramp up construction. Among these is TC Energy’s expansion of its NGTL system, with construction slated to commence early this year and expected to be completed in early 2022. Pembina Pipeline is also expected to resume construction of the next phase of its Peace Pipeline expansion this year. Meanwhile, the warehousing sector has been more resilient during the pandemic, as some businesses shifted away from using retail to industrial space in response to a pickup in online sales. This is partly offsetting weaker demand from energy services and supply companies.

Investment in transportation and warehousing, renewable energy, agri-food and petrochemicals to support expansion in non-energy investment.

Economic Outlook I Fiscal Plan 2021 – 24	53

Renewable Energy

Alberta is seeing a growing number of companies investing in renewable energy projects, particularly solar and wind. Several renewable projects are also scheduled to begin or resume construction this year, including Greengate’s$500 million Travers 2 Solar Power Project and BHE Canada’s $200 million Rattlesnake Ridge Wind project in Southern Alberta. These projects will generate electricity for nearby communities and reduce carbon emissions.

Projects that support more natural gas consumption in the province and renewable energy will also help fuel expansion in investment outside of oil and gas extraction.

Petrochemicals

Alberta’s petrochemical manufacturing will also contribute to non-energy investment. The construction of Inter Pipeline’s Heartland Petrochemical Complex will continue this year. The project, which is the first integrated propane dehydrogenation and polypropylene facility in Canada, is slated to begin operations in early 2022.

Agri-food

The province’s agri-food sector saw the attraction and expansion of 14value-added processing companies in 2019 and 2020, with the collective value estimated at nearly $316 million. These companies are engaged in activities spanning vegetable processing, food services, plant-based food production, natural health products and agri-technology. Moreover, the Government of Alberta, along with Canada Infrastructure Bank and eight irrigation districts, have partnered on an historical $815 million investment in irrigation infrastructure to support economic recovery in the province. The investment is expected to lead to the expansion of more than 200,000 irrigated acres.

Non-energy exports to gain ground

Non-energy exports will benefit from manufacturing expansions and solid activity in the agri-foods sector. Capacity expansions in the petrochemical sector, along with improving industrial activity, will support gains in durable and non-durable manufacturing shipments. At the same time, growing global population and improving demand will drive growth in agri-food exports. Last year, robust consumer demand and households shifting their spending towards groceries and food stores during the pandemic fueled a strong rebound inthe sales of food and beverage manufacturing products (Chart 9). These will propel real manufacturing exports to grow by about 4 per cent this year and3.5 per cent over the medium term.

Prospects for Alberta’s crop and livestock sector are also expected to remain positive in 2021. After grappling with temporary shutdowns andpandemic-related impacts in meat processing facilities last year, the livestock

54	Economic Outlook I Fiscal Plan 2021 – 24

Chart 9: Food manufacturing sector a bright spot

Change in Food Manufacturing Shipments, Jan-Nov 2020 vs Jan-Nov 2019

Broad-based growth in Alberta’s food manufacturing sector in 2020.

Sources: Statistics Canada and Alberta Agriculture and Forestry

sector is expected to fare better. It is poised to benefit from improving market prices and food service demand as the pandemic subsides and the economy gradually reopens. Crop exports are also forecast to remain strong in 2021, but will ease from last year’s exceptionally high levels when a combination of above average yields, better harvesting conditions and sufficient rail availability boosted farm incomes for crop producers. Solid activity in the North American housing market also bodes well for lumber prices and exports of forestry products.

With the pick up in non-energy exports, overall real exports are forecast to grow by nearly five per cent this year before expanding at an average of 3.7 per cent per year from 2022 to 2024 (Chart 10).

Chart 10: Solid rebound in exports

Contribution to Change in Real Exports by Component

Sources: Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast

Rising oil production, along with a pick up in non-energy exports,will support export growth over the medium term.

Economic Outlook I Fiscal Plan 2021 – 24	55

Slower recovery in the services sector

The services sector is expected to face a slower recovery as ongoing public health measures continue to hold back growth in contact-intensive industries. Services, which are typically resilient and have acted as a buffer to the economy in prior recessions, have been hit particularly hard during the pandemic. This sector accounted for more than 60 per cent of real GDP and 75 per cent of total employment in the province in 2019. Continued travel restrictions,social distancing and restrictions on large gatherings have negatively affected tourism-related services, such as food and accommodation, entertainment and recreation, and air travel. Provincial and federal government support programs are helping struggling businesses stay afloat and adapt to the pandemic.

One bright spot during the pandemic is Alberta’s burgeoning technology sector. The sector has benefitted from accelerated adoption in digitization among companies, including those in the oil and gas sector. Last year, Calgary and Edmonton both broke records for venture capital investments. Several companies have also moved their headquarters to downtown Calgary.

The recovery in services is expected to lag behind the goods sector. Real service exports are expected to see a strong rebound this year, but are not expected to return to 2019 levels until 2023. Growth is forecast to moderate to around four per cent by 2024.

Provincial economic measures lend support during pandemic

Last year, the provincial government introduced numerous measures that significantly reduced the impact of the pandemic on the economy. In 2020-21, the government allocated $5.8 billion in expense and $700 million in capital investment to COVID-19 response, economic stimulus and Recovery Plan initiatives. This was in addition to accelerating the reduction in the corporate income tax (CIT) rate and waivers and payment deferrals to businesses and individuals. These measures are estimated to have lifted Alberta’s real GDP by about $8.2 billion (or 2.6 per cent) and employment by about 32,200 in 2020, compared to a scenario without provincial economic measures.

Provincial government support measures will continue to play an important role in supporting the recovery until the economy is on solid footing. Once the virus is under control and the economy fully reopens, government support is set to unwind. Growth is anticipated to rotate back to the private sector as business investment accelerates, the labour market improves and consumer spending gains further momentum.

Employment to fully recover as economy reopens

Alberta’s labour market recovery is expected to get back on track after losing some momentum at the end of 2020. The recovery in employment stalled as the province tightened public health measures to curb the spread of COVID-19 in November 2020. This came on the heels of a strong bounce back in jobs following the reopening of the economy in Spring 2020.Compared to last spring, however, these recent measures were more targeted. As of January, the province has recovered about 74 per cent of the jobs lost from February 2020 to the pandemic low in April 2020.

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While employment is expected to improve further, the recovery will be uneven across industries. Last year, employment in the services sector, which washit hard in the spring, rebounded strongly after the economy reopened. In contrast, goods sector employment lagged behind, due to ongoing weakness in business investment (Chart 11). This year, both goods and service sector employment are forecast to advance. In the goods sector, employment in construction and manufacturing will benefit from a pickup in business investment, solid residential construction activity and improving exportdemand. Meanwhile, progress on vaccinations will pave the way for restrictions to be eased gradually in the second half of this year. However, until a significant proportion of the population is inoculated, some public health measures are assumed to remain in place. This will limit the employment recovery in some service industries this year, such as food and accommodation and personal services. Overall employment is forecast to bounce back 4.2 per cent this year after posting a record decline of 6.6 per cent in 2020.

Chart 11: Uneven recovery in employment across industries

Change in employment

Sources: Statistics Canada and Haver Analytics

Employment is anticipated to see a full recovery in 2022. Once the pandemic is under control, service sector employment is poised to return to 2019 levels. This will be accompanied by a pickup in goods sector employment, which will benefit from accelerating growth in business investment and solid activity in residential construction. Employment is forecast to expand 2.9 per cent in 2022 before growing at an average rate of 2.5 per cent in the following two years.

Immigration to drive population growth

Alberta’s population growth is projected to pick up after slowing this year. Travel restrictions, provincial immigration policy changes and other pandemic-related disruptions will continue to limit international migration in the 2021 census year (June 30, 2020 to July 1, 2021). Meanwhile, weaker economic conditions in Alberta relative to the rest of Canada are expected to result in net outflows of

Employment is lagging behind in some service-producing industries affected by public health measures.

Economic Outlook I Fiscal Plan 2021 – 24	57

interprovincial migrants, although limited mobility due to the pandemic will temper the outflows. Population growth in the 2021 census year is forecast to be 0.6 per cent, down significantly from 1.4 per cent growth in 2020. With netmigration slowing dramatically, natural increase will account for the lion’s share of the province’s population growth this year (Chart 12).

Chart 12: Population growth to pick up over the medium term

Annual Change in the Alberta Population by Component

Immigration levels to gradually rise and move closer to pre-COVID levels as pandemic-related factors dissipate.

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

Over the medium term, Alberta’s population growth is projected to recover as some of the pandemic-related factors dissipate and immigration picks up. Higher federal targets combined with easing travel restrictions will result in more immigrants coming into the province. While immigration levels areprojected to surpass 2019 levels by 2023, Alberta’s share of national immigrants is expected to remain steady.

An improving migration outlook, coupled with continued strong natural increase, will lift population growth to 1.0 per cent in 2022 and 1.4 per cent over the medium term.

Gradual decline in unemployment rate

The unemployment rate in the province is expected to fall gradually. With employment stalling in late 2020, unemployment in the province remains stubbornly high. While it continues to be elevated across all age groups, the increase has been most pronounced among young workers (15-24 age group). Youth unemployment has been elevated in the province since mid-2019, as subdued activity in the energy and construction sectors hit young male workers particularly hard. This was exacerbated by pandemic-related disruptions last year that led to significant job losses in lower-paid service industries, many of which employ women and young workers. The labour force underutilization

58	Economic Outlook I Fiscal Plan 2021 – 24

rate, which includes people who left the workforce as well as those who are still employed but not working or working less hours, remains extremely high. It jumped from around 13 per cent in February 2020 to more than 20 per cent by the end of last year (Chart 13).

Chart 13: Impact of pandemic goes beyond unemployment

Seasonally adjusted unemployment rate and labour force underutilization rate

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance, f-forecast

*	Labour underutilization rate includes all those who were not in the labour force but wanted a job but did not look for one, as well as those who remain employed but working less than half their usual hours.

The unemployment rate is forecast to decline this year, although some of the improvement will be dampened by rising labour force participation. More people are expected to return to the labour force as the economy gradually reopens. The unemployment rate is forecast to average 9.9 per cent in 2021, down from 11.4 percent in 2020, but still higher than the annual rate in 2019 and 2016-17.

Over the medium term, the labour force participation rate is expected to fall due to an aging population. This, combined with a pickup in employment growth, will lead to a gradual decline in the unemployment rate. However, given the depth of the contraction and protracted recovery in employment, the unemployment rate is not expected to fall below the 2019 level until 2024, when it averages 6.3 per cent (Chart 14).

Labour underutilization in the province remains elevated as many people left the labour force and those who are still employed are working fewer hours.

Economic Outlook I Fiscal Plan 2021 – 24	59

Chart 14: Unemployment rate to decline amid solid job growth

Labour Market Indicators

The labour market recovery will take some time as unemployment is expected to ease gradually.

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; f-forecast

* The number of people working or looking for work.

Household income to lead recovery

Nominal GDP, a broad measure of income, is expected to resume growth this year following a sharp decline in 2020. It is forecast to rebound 8.8 per cent in 2021 before growing at an average of about 7 per cent over the medium term.

The recovery in nominal GDP will be led by primary household income, which is set to fully recover this year on the back of an improving labour market. Household incomes were hit hard by the pandemic last year, although government income support cushioned the blow. This helped supportthe improvement in retail spending and boosted household savings rates. Household incomes will continue to grow over the medium term as the labour market strengthens and wage growth picks up. However, on a per capita basis, household incomes are not expected to return to their 2015 high during the forecast period.

Companies are also expected to see earnings improve over the medium term as economic activity picks up, oil prices move higher and businesses continue to manage costs. This should contribute to higher business investment and employment in the coming years. Net operating surplus, a driver of corporate income tax revenues, is anticipated to grow almost 40 per cent in 2021 andalmost 30 per cent in 2022, following a sharp decline in 2020 (Chart 15). Even with the strong growth, it is not anticipated to return to pre-pandemic levels until 2023 and will not surpass the 2014 peak during the forecast period, as WTI will remain below US$65/bbl throughout.

60	Economic Outlook I Fiscal Plan 2021 – 24

Chart 15: Incomes to resume growth in 2021

Contribution to Change in Alberta Nominal GDP by Income

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast.
*	Net operating surplus includes net operating surplus of corporations and net mixed income.

Broadening recovery in consumer spending

The recovery in consumer spending is expected to become more broad-based as pandemic-related impacts dissipate and will be a major driver of growth in 2021. After declining an estimated 6.7 per cent in 2020, real consumer spending is forecast to bounce back 6 per cent this year. While tighter publichealth measures are weighing on spending, some businesses and consumers are adjusting to the pandemic as they shift to online shopping, curbside pick up and delivery. As public health measures are eased, the recovery will accelerate and broaden in the second half of the year. Pent-up demand and accumulated household savings will also provide some lift to consumer spending.

Real consumer spending is forecast to grow 4.3 per cent and return to 2019 levels in 2022, when the economy is expected to fully reopen and services see a stronger recovery (Chart 16). Growth is forecast to average about 3 per cent over the medium term, underpinned by a pickup in population growth and strengthening labour market.

Higher oil prices and pickup in economic activity will support labour income and corporate revenues

Economic Outlook I Fiscal Plan 2021 – 24	61

Chart 16: Services spending to pick up as economy gradually reopens

Annual Change in Alberta Real Consumer Spending by Component

Recovery in consumer spending to broaden as public health measures are eased.

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

Housing market a source of growth

After staging a remarkable recovery in the second half of 2020, Alberta’s housing market is poised to see another solid year in 2021. The recovery in the housing market defied expectations last year, buoyed by historically lowmortgage rates, pent-up demand and an improvement in consumer confidence. These same factors are expected to drive activity in Alberta’s housing market this year. Against a backdrop of tight inventories in both the resale and new housing market, housing starts are forecast to increase from an annual pace of just over 24,000 units in 2020 to around 26,000 units in 2021 (Chart 17). Residential construction investment is also expected to benefit from continued strengthin renovation activity and homebuyers’ preference towards bigger spaces. Over the medium term, housing starts are expected to increase modestly as demand fundamentals gradually strengthen. With the Bank of Canada expected to keep interest rates unchanged until early 2023, low mortgage rates will continue to support housing demand, along with a pickup in net migration and earnings growth. Housing starts will reach around 34,000 units annually by 2024.

62	Economic Outlook I Fiscal Plan 2021 – 24

Chart 17: A solid recovery in housing starts

Alberta Housing Starts

Sources: Canada Mortgage and Housing Corporation, Haver Analytics and Alberta Treasury Board and Finance; f-forecast

Risks to the Economic Outlook

The outlook remains highly uncertain and depends on how the pandemic unfolds. The outlook assumes that economic activity will pick up in the second half of the year, when vaccinations become more widely available and the economy gradually reopens. However, setbacks in vaccine rollout, slower- than-expected vaccine uptake or impact of new variants of the virus could slow the recovery in Alberta and global economy. This could also result in weaker improvement in oil demand and prices. On the upside, containment of the virus could lead to a stronger-than-expected recovery in the global economy and oil prices, which bode well for Alberta’s trade-driven and resource-based economy. At the same time, the impact of public health measures could result in less drag on activity than what is assumed in the outlook. These factors present risks to Alberta’s economy and government revenues.

Two scenarios have been developed to illustrate Alberta’s exposure to external factors. They are summarized in Table 1 and discussed on pages 92-93 of the Revenue chapter.

A strengthening labour market and growing population will underpin solid growth in housing starts over the medium term.

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Table 1: Scenario Impacts

Fiscal Year Assumptions	2021-22	2022-23	2023-24
WTI (US$/bbl)
Base	46.00	55.00	56.50
High	55.50	63.00	64.50
Low	39.00	46.00	52.50
Light-Heavy Differential (US$/bbl)
Base	14.60	14.70	15.30
High	17.50	15.90	16.50
Low	12.30	13.50	14.60
Exchange Rate (US¢/Cdn$)
Base	77.4	77.8	78.2
High	79.5	79.8	80.2
Low	75.5	75.6	77.2
Tax and Resource Revenue ($ billions)
Base	21.9	25.4	28.2
Variance from base
High	2.7	4.1	4.4
Low	-1.9	-3.6	-2.8
Calendar Year Assumptions	2021	2022	2023	2024
Real GDP (%)
Base	4.8	3.7	3.3	3.1
High	7.5	4.8	3.9	3.0
Low	2.0	2.3	4.6	3.9
Nominal GDP (%)
Base	8.8	7.5	6.6	6.8
High	14.9	9.0	7.5	6.9
Low	3.2	4.9	9.0	8.2
Employment (thousands)
Base	2,265	2,331	2,390	2,448
High	2,297	2,390	2,458	2,511
Low	2,232	2,267	2,339	2,417

64	Economic Outlook I Fiscal Plan 2021 – 24

Economic Outlook
Annex

Benchmarking Tables

Oil Price Benchmark

West Texas Intermediate (US$/bbl)

Organization	2021	2022	2023	2024
National Forecasting Agencies
Conference Board of Canada (December 18, 2020)	48.24	53.83	57.87	60.60
Stokes Economics (January 2021)	49.70	49.80	56.00	59.00
Banks, Investment Dealers and Advisory Firms
CIBC World Markets (January 2021)	50.50	52.50	55.00	n/a
Credit Suisse (January 18, 2021)	53.75	58.00	55.00	55.00
Deloitte (December 31, 2020)	46.00	54.05	59.80	61.00
Goldman Sachs (January 11, 2021)	58.50	62.00	n/a	n/a
Laurentian Bank (January 12, 2021)	53.75	55.00	55.00	n/a
National Bank (January 2021)	51.50	53.00	n/a	n/a
RBC Capital Markets (January 11, 2021)	51.52	56.90	n/a	n/a
Scotiabank (January 12, 2021)	48.00	52.00	n/a	n/a
TD Bank (January 26, 2021)	52.00	55.00	n/a	n/a
Industry Analysts
US Energy Information Administration (January 7, 2021)	49.70	49.81	n/a	n/a
GLJ Petroleum Consultants (January 1, 2021)	48.00	51.50	54.50	57.79
Sproule Associates Limited (December 31, 2021)	46.00	48.00	53.00	54.06
Confidential Forecasts Provided to the Government of Albertaa
Average	52.00	56.50	60.50	65.00
High	58.50	62.00	68.29	74.20
Low	46.00	48.00	53.00	54.06
Average of All Private Forecasts	51.00	54.50	57.50	61.00
Government of Alberta (calendar year)	45.50	53.00	56.00	60.00

Includes forecasts finalized on or before January 29, 2021.

a	The Government of Alberta surveys, on a confidential basis, private sector forecasts from the Bank of Montreal, IHS Markit, PIRA, Stratas Advisors, and Wood Mackenzie. The annual figures presented here are the average forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average, confidential average and Government of Alberta forecasts have been rounded to the nearest fifty cents.

Both the Government of Alberta and the private sector overestimated the WTI oil price by 47.2% for 202

How Oil Price Forecasters Fared in Budget 2020 West Texas Intermediate (US$/bbl)
Organization (#)	How did they do in Budget 2020?
National Forecasting Agencies (2)	58.10
Banks and Investment Dealers (9)	58.65
Industry Analysts (3)	60.42
Confidential Forecasts (5)	57.00
Average	58.00
Government of Alberta (calendar year)	58.00
2020 Actual	39.40
Sources: Alberta Treasury Board and Finance and Alberta Energy

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Light-Heavy Oil Price Differential Benchmark

WTI-WCS Price Differential (US$/bbl)

Organization	2021	2022	2023	2024
National Forecasting Agencies
Conference Board of Canada (December 18, 2020)	13.01	14.13	13.99	13.71
Banks and Industry Analysts
CIBC World Markets (January 2021)	13.25	13.00	13.00	n/a
GLJ Petroleum Consultants (January 1, 2021)	13.00	13.50	13.50	13.77
RBC Capital Markets (January 11, 2021)	12.68	11.00	n/a	n/a
Scotiabank (January 12, 2021)	14.00	13.00	n/a	n/a
Sproule Associates Limited (December 31, 2021)	12.50	12.50	12.50	12.75
Confidential Forecasts Provided to the Government of Alberta[a]
Average	12.70	12.20	12.30	12.90
High	14.00	14.13	13.99	14.35
Low	10.95	10.63	11.49	12.05
Average of All Private Forecasts	12.90	12.60	12.70	13.10
Government of Alberta (calendar year)	14.50	14.60	15.10	15.70

Includes forecasts finalized on or before January 29, 2021.

a	The Government of Alberta surveys, on a confidential basis, private sector forecasts from the Bank of Montreal, IHS Markit, PIRA, Stratas Advisors, and Wood Mackenzie. The annual figures presented here are the average forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average, confidential average and Government of Alberta forecasts have been rounded to the nearest ten cents.

Economic Outlook | Fiscal Plan 2021 – 24	67

Natural Gas Price Benchmark

Henry Hub (US$/MMBtu)a

Organization	2021	2022	2023	2024
National Forecasting Agencies
Conference Board of Canada (December 18, 2020)	3.14	3.12	3.12	3.18
Stokes Economics (January 2021)	2.75	2.80	2.85	2.90
Banks, Investment Dealers and Advisory Firms
CIBC World Markets (January 2021)	2.75	2.70	2.59	n/a
Deloitte (December 31, 2020)	2.70	2.85	3.00	3.10
Goldman Sachs (January 11, 2021)	3.19	2.75	n/a	n/a
RBC Capital Markets (January 11, 2021)	2.75	2.55	n/a	n/a
Scotiabank (January 12, 2021)	2.70	2.55	n/a	n/a
TD Bank (January 26, 2021)	2.78	2.99	n/a	n/a
Industry Analysts
US Energy Information Administration (January 7, 2021)	3.01	3.27	n/a	n/a
GLJ Petroleum Consultants (January 1, 2021)	2.75	2.80	2.85	2.90
Sproule Associates Limited (December 31, 2021)	3.00	3.00	3.00	3.06
Confidential Forecasts Provided to the Government of Albertab
Average	2.70	2.90	2.90	3.00
High	3.19	3.27	3.28	3.54
Low	2.21	2.42	2.50	2.38
Average of All Private Forecasts	2.80	2.90	2.90	3.00
Government of Alberta (calendar year)	2.90	2.80	2.80	2.90

Includes forecasts finalized on or before January 29, 2021.

a	The natural gas price at Henry Hub Louisiana (in US$/MMBtu) is the US benchmark while the AECO natural gas price (in CAD$/GJ) is the Western Canada benchmark. While both benchmarks are widely used in North America, the difference between Henry Hub and AECO price reflects transportation costs and regional supply/demand impacts as well as exchange rate and unit conversion. The Alberta Reference Price (used in natural gas royalty calculations) represents the average field price of all Alberta gas sales which normally follows the Western Canada regional benchmark.

b	The Government of Alberta also surveys, on a confidential basis, private sector forecasts from the Bank of Montreal, IHS Markit, Petral, PIRA, Stratas Advisors, and Wood McKenzie. The annual figures presented here are the average forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average, confidential average and Government of Alberta forecasts have been rounded to the nearest ten cents.

The Government of Alberta and the private sector overestimated natural gas prices in 2020 by 12.7% and 17.4% respectively.

How Natural Gas Price Forecasters Did in Budget 2020

Henry Hub (US$/MMBtu)

Organization (#)	How did they do in Budget 2020?
National Forecasting Agencies (2)	2.56
Banks and Investment Dealers (7)	2.43
Industry Analysts (3)	2.52
Confidential Forecasts (9)	2.40
Average	2.50
Government of Alberta (calendar year)	2.40
2020 Actual	2.13

Sources: Alberta Treasury Board and Finance and Alberta Energy

68	Economic Outlook | Fiscal Plan 2021 – 24

United States / Canada Exchange Rate Benchmark

(US¢/Cdn$)

Organization	2021	2022	2023	2024
National Forecasting Agencies
Conference Board of Canada (December 18, 2020)	76.9	78.3	79.3	79.9
Stokes Economics (January 2021)	76.5	77.2	78.6	79.5
Banks and Advisory Firms
BMO Capital Markets (January 29, 2021)	79.1	n/a	n/a	n/a
CIBC World Markets (January 21, 2021)	75.8	74.4	n/a	n/a
Deloitte (January 2021)	77.8	n/a	n/a	n/a
Laurentian Bank (January 12, 2021)	81.8	80.0	80.0	n/a
National Bank (January 2021)	80.1	80.0	n/a	n/a
RBC Royal Bank (January 8, 2021)	77.7	75.8	n/a	n/a
Scotiabank (January 12, 2021)	80.0	80.5	n/a	n/a
TD Bank (January 21, 2021)	80.3	80.0	n/a	n/a
High	81.8	80.5	80.0	79.9
Low	75.8	74.4	78.6	79.5
Average of All Private Forecasts	78.6	78.3	79.3	79.7
Government of Alberta (calendar year)	77.5	77.7	78.1	78.8

Includes forecasts finalized on or before January 29, 2021.

Canadian Long-Term Interest Rate Benchmark

10-Year Government of Canada Bonds (%)

Organization	2021	2022	2023	2024
National Forecasting Agencies
Conference Board of Canada (December 18, 2020)	0.82	1.36	2.20	2.54
Stokes Economics (January 2021)	1.20	1.40	1.80	2.20
Banks and Advisory Firms
BMO Capital Markets (January 29, 2021)	0.91	n/a	n/a	n/a
CIBC World Markets (January 14, 2021)	0.91	1.45	n/a	n/a
Deloitte (January 2021)	0.83	n/a	n/a	n/a
Laurentian Bank (January 12, 2021)	1.26	1.75	1.90	n/a
National Bank (January 2021)	0.99	1.30	n/a	n/a
RBC Royal Bank (January 8, 2021)	0.93	1.31	n/a	n/a
Scotiabank (January 12, 2021)	1.09	1.50	n/a	n/a
TD Bank (January 21, 2021)	1.08	1.58	n/a	n/a
High	1.26	1.75	2.20	2.54
Low	0.82	1.30	1.80	2.20
Average of All Private Forecasts	1.00	1.46	1.97	2.37
Government of Alberta (calendar year)	1.00	1.30	1.50	1.90

Includes forecasts finalized on or before January 29, 2021.

Economic Outlook | Fiscal Plan 2021 – 24	69

Alberta Real Gross Domestic Product Benchmark

(% change)

Organization	2020	2021	2022	2023	2024
National Forecasting Agencies
Conference Board of Canada (November 10, 2020)	-7.7	6.1	5.9	2.7	2.1
Stokes Economics (January 2021)	-6.4	4.2	2.7	3.6	3.0
Banks
BMO Capital Markets (January 29, 2021)	-6.5	5.1	4.2	n/a	n/a
CIBC World Markets (January 25, 2021)	-7.1	4.5	6.0	n/a	n/a
Laurentian Bank (January 18, 2021)	-7.4	4.1	4.7	n/a	n/a
National Bank (January 2021)	-7.0	4.1	4.0	n/a	n/a
RBC Royal Bank (December 15, 2020)	-8.3	4.5	4.3	n/a	n/a
Scotiabank (January 12, 2021)	-7.0	4.1	4.0	n/a	n/a
TD Bank (December 15, 2020)	-7.3	4.8	4.1	n/a	n/a
High	-6.4	6.1	6.0	3.6	3.0
Low	-8.3	4.1	2.7	2.7	2.1
Average of All Private Forecasts	-7.2	4.6	4.4	3.2	2.6
Government of Alberta (calendar year)	-7.8	4.8	3.7	3.3	3.1

Includes forecasts finalized on or before January 29, 2021.

Alberta Nominal Gross Domestic Product Benchmark

(% change)

Organization	2020	2021	2022	2023	2024
National Forecasting Agencies
Conference Board of Canada (November 10, 2020)	-11.6	11.6	9.2	4.6	3.8
Stokes Economics (January 2021)	-13.9	13.2	4.1	7.1	6.1
Banks
CIBC World Markets (January 25, 2021)	-11.1	10.1	8.8	n/a	n/a
Laurentian Bank (January 18, 2021)	-10.4	7.9	7.3	n/a	n/a
National Bank (January 2021)	-8.5	12.4	7.2	n/a	n/a
RBC Royal Bank (December 15, 2020)	-12.8	8.5	8.1	n/a	n/a
Scotiabank (January 12, 2021)	-9.6	8.1	7.6	n/a	n/a
TD Bank (December 15, 2020)	-10.9	9.4	7.2	n/a	n/a
High	-8.5	13.2	9.2	7.1	6.1
Low	-13.9	7.9	4.1	4.6	3.8
Average of All Private Forecasts	-11.1	10.2	7.4	5.9	5.0
Government of Alberta (calendar year)	-12.8	8.8	7.5	6.6	6.8

Includes forecasts finalized on or before January 29, 2021.

70	Economic Outlook | Fiscal Plan 2021 – 24

Alberta Employment Benchmark

(% change)

Organization	2021	2022	2023	2024
National Forecasting Agencies
Conference Board of Canada (November 10, 2020)	4.7	3.0	2.0	1.7
Stokes Economics (January 2021)	3.6	3.0	3.3	2.5
Banks
BMO Capital Markets (January 29, 2021)	3.7	2.5	n/a	n/a
Laurentian Bank (January 18, 2021)	3.0	3.0	n/a	n/a
National Bank (January 2021)	4.5	2.6	n/a	n/a
RBC Royal Bank (December 15, 2020)	4.3	2.5	n/a	n/a
Scotiabank (January 12, 2021)	4.3	3.1	n/a	n/a
TD Bank (December 15, 2020)	5.0	3.7	n/a	n/a
High	5.0	3.7	3.3	2.5
Low	3.0	2.5	2.0	1.7
Average of All Private Forecasts	4.1	2.9	2.7	2.1
Government of Alberta (calendar year)	4.2	2.9	2.5	2.4

Includes forecasts finalized on or before January 29, 2021.

Alberta Unemployment Rate Benchmark

(%)

Organization	2021	2022	2023	2024
National Forecasting Agencies
Conference Board of Canada (November 10, 2020)	10.3	9.8	n/a	n/a
Stokes Economics (January 2021)	10.2	9.5	8.0	6.6
Banks
BMO Capital Markets (January 29, 2021)	9.7	7.3	n/a	n/a
CIBC World Markets (January 25, 2021)	9.6	7.6	n/a	n/a
Laurentian Bank (January 18, 2021)	10.3	8.3	n/a	n/a
National Bank (January 2021)	10.9	10.4	n/a	n/a
RBC Royal Bank (December 15, 2020)	9.6	7.2	n/a	n/a
Scotiabank (January 12, 2021)	9.8	8.1	n/a	n/a
TD Bank (December 15, 2020)	9.5	7.5	n/a	n/a
High	10.9	10.4	8.0	6.6
Low	9.5	7.2	8.0	6.6
Average of All Private Forecasts	10.0	8.4	8.0	6.6
Government of Alberta (calendar year)	9.9	8.4	7.3	6.3

Includes forecasts finalized on or before January 29, 2021.

Economic Outlook | Fiscal Plan 2021 – 24	71

Alberta Housing Starts Benchmark

(thousands)

Organization	2021	2022	2023	2024
National Forecasting Agencies
Conference Board of Canada (November 10, 2020)	23.3	26.5	30.3	32.9
Stokes Economics (January 2021)	24.1	24.3	26.8	28.8
Banks
BMO Capital Markets (January 29, 2021)	22.0	24.0	n/a	n/a
Laurentian Bank (January 18, 2021)	24.0	26.0	n/a	n/a
National Bank (January 2021)	23.6	25.0	n/a	n/a
RBC Royal Bank (December 15, 2020)	22.5	22.5	n/a	n/a
Scotiabank (January 12, 2021)	26.0	26.0	n/a	n/a
TD Bank (December 15, 2020)	26.1	29.9	n/a	n/a
High	26.1	29.9	30.3	32.9
Low	22.0	22.5	26.8	28.8
Average of All Private Forecasts	23.9	25.5	28.5	30.8
Government of Alberta (calendar year)	26.2	28.3	31.5	34.0

Includes forecasts finalized on or before January 29, 2021.

72	Economic Outlook | Fiscal Plan 2021 – 24

BUDGET 2021

GOVERNMENT OF ALBERTA | 2021 –24

Fiscal Plan
Revenue

Revenue Outlook	75
Non-Renewable Resource Revenue	80
Tax Revenue	83
Federal Transfers	85
Investment Income	86
Revenue from Other Sources	87
Risks	90
Alberta’s Resource Revenue Royalty Structure	94

Note: Amounts presented in tables may not add to totals due to rounding.

74	Revenue	Fiscal Plan 2021 – 24

Revenue Outlook

Alberta government revenue was significantly affected by the global pandemic, which drove economies around the world into recession as activities and travel ceased or were limited in efforts to slow and prevent the spread of the virus. As a consequence, energy demand and prices tumbled, doubling the hit to Alberta.

Total revenue in 2021-22 is estimated at $43.7 billion. This is 3.3 per cent, or $1.4 billion higher than the third quarter forecast for 2020-21. The increase is due mainly to strengthening personal income tax, resource revenue, and government business enterprise (GBE) net income, partly offset by decreases in federal transfers as temporary COVID-19 initiatives unwind, lower corporate income tax as the impacts of the economic shock extend into 2021-22 taxable income, and reduced investment income as returns reset to “normal” after higher-than-expected 2020-21 income.

Revenue is forecast to grow by an average of 7.9 per cent over the following two years, or about $3.5 billion per year, reaching $50.9 billion in 2023-24. The increases are driven mainly by income taxes, bitumen royalties and GBE net income, while federal transfers continue to decline to more typical levels.

The forecast is based on a relatively modest economic recovery, as the world emerges from the COVID-19 pandemic and the shuttering of economies. A great deal of uncertainty remains about what the future holds for vaccination roll-outs, the speed and breadth of global economic recovery, implications of possible new work arrangements or demand for business travel. There is also an increasing focus on the environment, and more emphasis and urgencyfor research and development of alternative energy production, particularly following the US presidential election results. These are significant issues that affect Alberta’s resource-based economy directly in the short term, but also provide opportunities for Alberta’s energy expertise.

It is expected that global activity will pick up in 2021, and with it, demand for oil that dropped dramatically with COVID-19. The demand drop occurred while energy markets were already facing an imbalance between oil demand and supply growth: technological developments over the last decade unleashed

Total Revenue

(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Personal income tax	11,244	12,566	10,936	11,647	12,439	13,258
Corporate income tax	4,107	4,539	2,242	1,891	2,482	3,139
Other tax revenue	5,747	5,782	5,304	5,527	5,748	5,939
Resource revenue – bitumen	4,089	3,211	1,107	1,482	2,801	3,894
Resource revenue – other	1,848	1,879	871	1,374	1,917	1,975
Federal transfers	9,072	9,110	11,381	10,181	9,872	9,785
Investment income	2,828	2,630	2,390	2,205	2,325	2,478
Net income from bus. enterprises	(225)	2,358	1,227	1,877	2,065	2,472
Premiums, fees and licences	3,929	4,194	3,960	4,133	4,227	4,339
Other revenue	3,585	3,726	2,878	3,380	3,546	3,586
Total Revenue	46,224	49,996	42,296	43,697	47,422	50,865

Total revenue reaches $50.9 billion by 2023-24, mainly from growth in bitumen royalties and income taxes.

Revenue	Fiscal Plan 2021 – 24	75

“After improving against international competitors during the 2000s and early in the 2010s, business investment per available worker in Canada slipped badly after 2014, and appears to have dropped further during the COVID-19 crisis. This weakness... means that Canadian workers will have less capital ... with which to produce goods and services, earn incomes and fund public services in the future.”

C.D. Howe Institute, From Chronic to Acute: Canada’s Investment Crisis, February 4, 2021

WTI forecast at US$39.35/bbl in 2020-21, US$46/bbl in 2021-22 and US$56.50/bbl by 2023-24.

Real GDP estimated to have declined by 7.8 per cent in 2020.

Total revenue estimated for the three years 2020-21 to 2022-23 has declined almost $29 billion from the Budget 2020 forecast.

significant oil supply growth that out-paced demand growth, leading to declining prices. Alberta’s accelerating production from increasing numbers of operating oil sands projects also faced insufficient egress infrastructure, resulting in even further discounted prices. The forecast assumes that OPEC and other producers, such as Russia, will continue to manage supply to draw down accumulated inventory and more closely align demand and supply.

Alberta’s economic recovery will be led initially by households, as job creation revives, consumer spending strengthens, pent-up demand spills out, and population growth begins to expand slowly. Oil production has already started to ramp back up, and is anticipated to grow steadily. Private sector investment in Alberta was extremely strong for a decade and a half before shrinking when oil prices dropped in 2014, and has continued to be weak since, as prices Alberta producers receive are further discounted due to insufficient egress capacity. Investment is expected to climb in the medium term, and bolster the household-led economic growth, as oil prices gradually rise with returning demand, continued supply management by OPEC and its partners, and completion of two pipeline projects easing egress issues (Line 3 in late 2021 and TransMountain expansion in late 2022). The West Texas Intermediate oil price (WTI) is forecast at US$39.30 per barrel (/bbl) for 2020-21, US$46/bbl in 2021-22, and to reach US$56.50/bbl by 2023-24.

Total revenue in 2020-21 is now forecast to be $42.3 billion, $7.7 billion lower than first anticipated in Budget 2020, which was prepared prior to the World Health Organization declaring COVID-19 a global pandemic. The resulting world-wide economic damage and dislocation reduced demand for energy commodities and oil prices crashed, further exacerbating the impact of the pandemic on Alberta and our resource-based economy. Almost all sources of government revenue were affected, with the exception of transfersfrom the federal government as Ottawa has provided various types of supports nation-wide. After restrictions were relaxed somewhat following the initial wave, consumer retail spending and the housing market heated up, the latter supported by extremely low interest rates. The agriculture and forestry sectors also fared well in 2020, from good crops and unexpectedly strong lumber prices, the latter due to producers initially cutting back while demand in fact increased during 2020 from renovation activity and healthy US housing starts. The second wave and re-imposition of restrictions dampened activity at the end of 2020 and into 2021. Oil prices also gained after tumbling initially, and vaccine potentials and OPEC production restraint further spurred prices.

Real GDP is expected to have declined 7.8 per cent in 2020. The forecast assumes real GDP to grow 4.8 per cent in 2021 as activity begins to slowly rebound, still led by consumer spending and the housing sector, but supported more and more by expanding oil sands production, business investment and job creation. Real GDP is then forecast to stabilize, with growth of 3.7 per cent in 2022, 3.3 per cent in 2023 and 3.1 per cent in 2024.

Relative to the three-year revenue forecast in Budget 2020, revenue has decreased by $28.7 billion, dropping by $7.7 billion in 2020-21 and by an expected $10.4 and $10.7 billion in 2021-22 and 2022-23, respectively. Compared to the forecast is the 2020-21 Mid-year Fiscal Update and Economic

76	Revenue	Fiscal Plan 2021 – 24

Statement, released at the end of November, revenue is $0.9 billion higher in 2020-21, $1 billion greater in 2021-22, but slightly lower, $0.2 billion, in 2022-23. Changes to revenue relative to Budget 2020 and the mid-year forecast:

●	Personal income tax (PIT) revenue in 2020-21 is $1.6 billion lower than forecast in Budget 2020, due to job losses and stagnation caused by the pandemic. The significant decline relative to Budget 2020 continues into 2021-22 and 2022-23. PIT is up $183 million in 2020-21 from the mid-year forecast, boosted temporarily by federal income support to Canadians, partly offset by lower 2019 assessment data. The lower 2019 assessments reduce the base used to forecast future years, while the federal COVID-19 measures do not continue. As a result, the PIT forecast has been reduced by $39 million and $96 million in 2021-22 and 2022-23 from mid-year.

●	Corporate income tax (CIT) revenue has declined $2.3 billion from budget in 2020-21, as corporate profits fell 46 per cent in 2020 due to COVID-19 and reduced oil prices. CIT revenue impacts are often delayed as losses are carried forward and back. CIT is therefore $3.1 billion and $2.9 billion lower in 2021-22 and 2022-23 than Budget 2020. CIT increased from the mid-year forecast, largely from lower estimates for refunds as reductions to corporate profits are not anticipated to be as severe, and this improvement in corporate profits carries forward.

Evolution of Revenue Forecast since Budget 2020

(millions of dollars)
	Budget	2020-21	Budget	Change fr	Change fr
Fiscal Year	2020	Mid-year	2021	Bud 2020	Mid-year
2020-21:
Personal income tax	12,566	10,753	10,936	(1,630)	183
Corporate income tax	4,539	2,188	2,242	(2,297)	54
Other taxes	5,782	5,286	5,304	(478)	18
Resource revenue	5,090	1,669	1,978	(3,112)	309
Federal govt. transfers	9,110	11,337	11,381	2,271	44
Investment income	2,630	1,919	2,390	(240)	471
Revenue fr. other sources	10,278	8,262	8,065	(2,213)	(197)
Total 2020-21 revenue	49,996	41,414	42,296	(7,700)	882
2021-22:
Personal income tax	13,426	11,686	11,647	(1,779)	(39)
Corporate income tax	4,985	1,666	1,891	(3,094)	225
Other taxes	5,969	5,742	5,527	(442)	(215)
Resource revenue	6,705	2,491	2,856	(3,849)	365
Federal govt. transfers	9,533	9,903	10,181	648	278
Investment income	2,889	1,962	2,205	(684)	243
Revenue fr. other sources	10,542	9,214	9,390	(1,152)	176
Total 2021-22 revenue	54,049	42,664	43,697	(10,352)	1,033
2022-23:
Personal income tax	14,315	12,535	12,439	(1,876)	(96)
Corporate income tax	5,360	2,391	2,482	(2,878)	91
Other taxes	6,189	5,997	5,748	(441)	(249)
Resource revenue	8,536	5,055	4,718	(3,818)	(337)
Federal govt. transfers	9,784	9,731	9,872	88	141
Investment income	3,070	2,250	2,325	(745)	75
Revenue fr. other sources	10,820	9,682	9,838	(982)	156
Total 2022-23 revenue	58,074	47,641	47,422	(10,652)	(219)

Corporate income tax general rate reduction to 8 per cent accelerated to July 2020.

Revenue	Fiscal Plan 2021 – 24	77

Net income of government business enterprises hard hit in 2020-21.

●	Other tax revenue is $478 million lower than budget in 2020-21, due to reduced consumption and activity, and the decision to reduce education property taxes. The tourism levy, and fuel, tobacco and insurance taxes have been impacted negatively in all years, though the impact on revenue diminishes as time progresses. The Budget 2020 increase to the education property tax requisition, based on population growth plus inflation, was reversed, lowering 2020-21revenue by $87 million. The same decision - freezing the requisition at the 2019-20 and 2020-21 amount - has been made for 2021-22. This saves Albertans and Alberta businesses $180 million in 2021-22 and $217 million in 2022-23, and is the main component of the change in tax revenue is those years. These declines are slightly offset by increases in cannabis tax revenue in all years.

●	Resource revenue has plummeted $3.1 billion relative to Budget 2020 in 2020-21, to under $2 billion, with bitumen royalties $2.1 billion lower and crude oil royalties $717 million lower. The pandemic destroyed demand for oil, prices collapsed and producers scaled back output. While demand, prices and production are firming up, and are expected to grow, market fundamentals remain uncertain. Production and price estimates remain well below those in Budget 2020 in all years. Revenue has improved from mid-year in the first two years, primarily due to an uptick of US$3/bbl in the 2020 WTI forecast, but is lower in 2022-23 as the light-heavy oil price differential has been increased due to higher pipeline transportation costs.

●	Federal government transfers are $2.3 billion higher in 2020-21 relative to Budget 2020, due to significant COVID-19 support. Some of this support continues in 2021-22, when overall transfers are up $648 million from budget. In 2022-23, transfers are $88 million higher than budget, with the final $300 million under the Site Rehabilitation program and some re-profiled Low Carbon Economy Leadership Fund (LCELF) support partially offset by reductions to various other transfers. Changes from the mid-year forecast include re-profiling of labour market, site rehabilitation, LCELF and infrastructure transfers from 2020-21 into future years. These decreases are partly offset by additions for training support and flood disaster recovery.

●	Investment income is lower than Budget 2020 in all years. Financial markets initially were severely hit by the pandemic, but gained strength as 2020 progressed. Indeed, Heritage Fund income is forecast $238 million higher than budget in 2020-21. Other investment income has decreased as interest rates, including those charged to local authorities, have dropped. Investment income is higher than mid-year, due to the recent strong markets.

●	Revenue from other sources includes net income from government business enterprises (GBEs), premiums, fees and licences, and various other sources. As with most revenue, these have declined since Budget 2020 due to the pandemic, particularly in the short term - by $2.2 billion in 2020-21,$1.1 billion in 2021-22 and $1 billion in 2022-23. Relative to the mid- year forecast, this revenue has declined by $0.2 billion in 2020-21, but has increased by about $0.2 billion in 2021-22 and 2022-23.

–	GBE net income is $1.1 billion lower than budget in 2020-21, and about $0.5 billion lower in the next two years, primarily from closure

78	Revenue	Fiscal Plan 2021 – 24

of casinos and other gaming venues, lower electricity prices, and less Alberta Petroleum Marketing Commission (APMC) revenue. These are partly offset by increases in liquor and cannabis revenue. Relative to the mid-year forecast, GBE net income has increased by $32 million mainly due to lower ATB Financial credit losses, partly offset by lower gaming and Balancing Pool income. GBE net income is higher in 2021-22 and 2022-23 from mid-year, with improved Alberta Gaming, Liquor and Cannabis Commission, ATB Financial and Balancing Pool forecasts, partially offset by weaker APMC net income.

–	Premiums, fees and licences revenue is $234 million lower than budget in 2020-21, mainly due to the $113 million waiver of Alberta Energy Regulator (AER) levies, lower post-secondary institution (PSI) tuition and school board fees, and reduced ATB payment-in-lieu-of-taxes (PILOT). These are partially offset by increased timber royalties as North American lumber prices have been boosted by unexpected growth in demand. Revenue has not declined from budget as severely in the following years - by $166 million in 2021-22 and $180 million in 2022-23 - reflecting the one-time nature of the waiver of AER levies, the improving economic forecast and some fee increases in Environment and Parks. Main components of the decline from budget in these years remain PSI tuition, Alberta Health Services (AHS) and school board fees, ATB PILOT payments, AER levies, as expense is being reduced, and agriculture insurance premiums, as rates have been cut by 20 per cent. Premiums, fees and licences revenue has decreased by $70 million from the 2020-21 mid-year forecast, as timber royalties are not expected to jump by as much, and school board and AHS fees are lower. The revenue forecast is slightly reduced in the following two years relative to mid-year, reflecting the agriculture insurance premium rate reduction, lower AHS and school board fees and AER levies, partly offset by the Environment and Parks fee changes, and an improved forecast for ATB net income which results in higher PILOT payments.

–	Other revenue declined by $848 million from Budget 2020 in 2020-21, and by $444 million in 2021-22 and $302 million in 2022-23. About three-quarters of the decreases are from PSI and school board sales and donations revenue, particularly for post-secondary institutions. Forecast compliance payments to the TIER Fund have also been revised down in all years, with activity scaled back due to the pandemic and the expected duration of economic recovery. AIMCo external management charges are lower than budget in 2020-21 as the addition of assets under management has been delayed. Compared to the mid-year forecast, other revenue has decreased by $160 million in 2020-21, primarily due to weak PSI sales and services revenue, partially offset by an increase in forecast TIER compliance payments from the improved economic outlook and higher oil production. The forecast is almost identical to mid-year in 2021-22, and then is $70 million higher in 2022-23, as estimated PSI and TIER fund revenue has improved with the revised economic outlook and, for TIER, higher oil prices and production. These are partly offset by a reduced estimate for investment management charges to external clients.

AER levies waived for six months, saving industry $113 million.

Agriculture insurance premiums reduced by 20 per cent.

Revenue	Fiscal Plan 2021 – 24	79

Pipeline expansion completions expected near end of 2021 and 2022.

Non-Renewable Resource Revenue

Non-renewable resource revenue in 2021-22 is estimated at 6.5 per cent of total revenue, and its share is expected to grow to 11.5 per cent by 2023-24. Resource revenue is estimated at $2.9 billion for 2021-22, $878 million more than in 2020-21, due mainly to higher bitumen and conventional oil royalties as oil prices and production continue to stabilize and to increase. By 2023-24, resource revenue is forecast to be $5.9 billion, again driven mainly by bitumen and conventional crude royalties, with higher prices and expanding production. The WTI price is expected to average US$39.30 per barrel (/bbl) in 2020-21, US$46/bbl in 2021-22 and rise to US$56.50/bbl by 2023-24.

The light-heavy oil price differential narrowed noticeably in 2020-21, as COVID-19 impacts on oil demand and production meant egress issues retrenched. The forecast assumes the differential will expand to around US$15/ bbl over the three years 2021-22 to 2023-24, with growing production and projects ramping back up faster than anticipated in the mid-year forecast. The expected completion of the Enbridge Line 3 replacement pipeline at the end of 2021, and the TransMountain pipeline expansion in the fourth quarter of 2022, will provide relief and capacity. Still, Alberta production is estimated to be lower than forecast in Budget 2020, following the 2020 pandemic impacts.

Factors affecting royalties are the light-heavy price differential, US-Canadian dollar exchange rate, production, oil sands project status and producer costs:

●	The Western Canadian Select price (WCS), a benchmark price for heavy oil (blended bitumen), is determined by the WTI US dollar price less a “light-heavy differential.” The differential is linked to costs of transporting Alberta production to Gulf Coast refineries or coastal ports for export, and to the different properties of heavy oil relative to light sweet crude. Sufficient pipeline capacity lowers costs and the differential, increasing prices for Alberta producers; insufficient capacity means moving product by other means, such as rail, increasing costs and the differential, lowering WCS prices. The differential is estimated at US$14.60/bbl in 2021-22.

Prices of Oil and Natural Gas, 1999-00 to 2023-24

80	Revenue	Fiscal Plan 2021 – 24

With ongoing, albeit lower, production growth, and higher costs for diluent needed to facilitate transport of heavy oil, the differential is expected to climb to US$14.70/bbl in 2022-23 and then to US$15.30/bbl in 2023-24.

●	A weaker Canadian dollar supports royalty revenue. The bitumen royalty rate is based on the WTI price expressed in Canadian dollars, so the rate is higher with a lower Canadian dollar. A lower Canadian dollar also increases oil prices when they are converted from US into Canadian dollars, elevating producers’ revenue in Canadian dollars. The exchange rate forecast decreased in 2020-21 by a cent, to 75.5 US¢/Cdn$, but is forecast to climb to 77.4 US¢/Cdn$ in 2021-22 and then to gradually increase, reaching78.2 US¢/Cdn$ by 2023-24.

●	Bitumen production is estimated to drop by 125 thousand barrels per day (kbd) in 2020-21 relative to 2019-20, and by 290 kbd in 2020-21 relative to the Budget 2020 forecast. It is still 145 kbd less in 2022-23 than was estimated in January 2020 for Budget 2020. Natural gas and conventional crude oil production are also much lower than expected before the pandemic hit. Bitumen production is estimated to grow by 12.4 per cent, or 367 kbd between 2020-21 and 2023-24, as activity recovers and project expansions are completed. Conventional production growth is 8.3 per cent over the same period, and natural gas 4.3 per cent.

●	Oil sands royalties change when projects reach post-payout status (total project revenue exceeds total capital and operating costs). Prior to payout, royalties are 1–9 per cent of gross revenue, while after payout, they are the greater of 1–9 per cent of gross revenue or 25–40 per cent of net revenue.

●	The energy industry continues to seek efficiencies, improve productivity, lower emissions intensity per barrel produced, and reduce costs. Oil sands companies continue to examine their processes to optimize their operations.

Oil and Natural Gas Assumptions

	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Revenue (millions of dollars)
Bitumen royalty	4,089	3,211	1,107	1,482	2,801	3,894
Crude oil royalty	1,175	1,135	418	627	858	926
Natural gas / by-products royalties	371	429	296	467	729	707
Prices
West Texas Int. (US$/bbl)	54.85	58.00	39.30	46.00	55.00	56.50
WCS @ Hardisty (Cdn$/bbl)	53.14	51.20	37.20	40.70	51.60	52.70
Differential (US$/bbl)	(14.82)	(19.10)	(11.00)	(14.60)	(14.70)	(15.30)
Ab. Refererence Price (Cdn$/GJ)	1.39	1.70	2.10	2.60	2.50	2.40
Production (thousands of barrels / day)
Conventional	487	488	398	410	424	431
Raw bitumen	3,085	3,249	2,959	3,202	3,272	3,326
Natural gas (billion cubic feet / yr)	4,045	4,144	3,888	3,921	4,017	4,055
Exchange rate
(US¢/Cdn$)	75.2	76.5	75.5	77.4	77.8	78.2

Canadian dollar expected to strengthen, limiting royalty revenue growth.

Average emissions intensity per barrel of oil sands output dropped by 22 per cent between 2011 and 2019.

Revenue	Fiscal Plan 2021 – 24	81

Bitumen royalties and production forecast to recover from the global impacts on energy markets caused by the COVID-19 pandemic.

Bitumen royalties are estimated at $1.5 billion in 2021-22, $375 million, or 34 per cent more than in 2020-21, due primarily to higher oil prices and production, partly offset by a wider differential and rising exchange rate. Royalties are forecast to increase $2.4 billion over the next two years, an annual average of 62 per cent, reaching $3.9 billion in 2023-24, driven by steadily increasing prices and production, and projects reaching pay-out, partly offset by the higher exchange rate, diluent costs and widening differential.

The government will supply bitumen to the North West Redwater Sturgeon Refinery. The refinery will upgrade bitumen into higher-valued products such as ultra-low sulphur diesel. The Province will receive a portion of the revenue from the sale of the upgraded product, but is also responsible for paying monthly cost of service tolls for the 30-year term of the contract.

Conventional oil royalties are estimated at $627 million in 2021-22, and $926 million by 2023-24. Revenue is mainly boosted by gradually-increasing oil prices, as production begins to recover. Conventional oil production remains well below 2019-20 levels, even by 2023-24, though, and royalties are also below the $1.2 billion reported in 2019-20.

Natural gas and by-product royalties are estimated at $467 million in 2021-22, $171 million, or 58 per cent greater than in 2020-21, due primarily to higher natural gas and natural gas liquid prices (i.e. natural gas by-products). The natural gas Alberta Reference Price (ARP) climbed 40 cents per gigajoule (/ GJ) to an estimated $2.10/GJ in 2020-21, relative to the Budget 2020 estimate, and is forecast to increase to $2.60/GJ in 2021-22, but then to weaken slightly, averaging $2.40/GJ in 2023-24. Revenue is forecast to be $240 million higher by 2023-24, at $707 million. Since prices for natural gas by-products, such as propane, butane and pentanes plus, follow oil prices, the oil price uplift should encourage production to maximize higher-valued natural gas liquids extraction.

The immediate outlook for natural gas prices continues to be mixed, with sufficient natural gas supplies keeping prices low. US natural gas production is expected to more than keep pace with demand growth from US natural gas exports, industrial demand and retirement of coal-fired electricity plants over the medium term. However, forecast Alberta natural gas prices are buoyed by increasing demand growth from oil sands operations, petrochemical and electricity-generation developments, as well as BC’s new LNG terminal.

Bonuses and sales of Crown land leases revenue in 2021-22 is estimated at $151 million, an increase of $122 million from a weak 2020-21, as land sales were suspended for most of 2020. Revenue grows to $221 million by 2023-24.

Non-Renewable Resource Revenue

(millions of dollars)
	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Bitumen royalty	4,089	3,211	1,107	1,482	2,801	3,894
Crude oil royalty	1,175	1,135	418	627	858	926
Natural gas & by-products royalty	371	429	296	467	729	707
Bonuses & sales of Crown leases	120	177	29	151	204	221
Rentals and fees / coal royalty	182	137	128	128	127	120
Total Resource Revenue	5,937	5,090	1,978	2,856	4,718	5,869

82	Revenue	Fiscal Plan 2021 – 24

Tax Revenue

Tax revenue is forecast at $19.1 billion in 2021-22, 43.6 per cent of total revenue. This is $583 million, or 3.2 per cent higher than in 2020-21, with increases of $711 million in personal income tax (PIT), $146 million in fuel tax and $94 million in other taxes, partly offset by decreases of $351 million in corporate income tax (CIT) and $17 million in tobacco tax revenue. The education property tax requisition is being frozen at the 2020-21 amount for 2021-22, which is $180 million lower than the forecasts in Budget 2020 and mid-year, providing support to the economic recovery. This follows a reversal of the $87 million requisition increase, based on population growth and inflation, contemplated in Budget 2020 for 2020-21. The corporate income tax rate reduction, from 12 to 8 per cent, initially planned to be fully implemented by January 1, 2022, was accelerated to July 1, 2020. These tax cuts are part of the government response to the pandemic, and important components of the recovery plan as they will encourage investment and job creation.

Tax revenue is forecast to grow by an average of 8.2 per cent for the following two years, reaching $22.3 billion by 2023-24. This mainly reflects strong growth in PIT and, beginning in 2022-23, CIT. Of the $3.9 billion increase in tax revenue between 2020-21 and 2023-24, $3.2 billion, or 84 per cent, is from income taxes.

Personal income tax revenue in 2021-22 is estimated at $11.6 billion, an increase of $711 million, or 6.5 per cent from 2020-21. PIT in 2020-21 is now expected to be $1.6 billion lower than the Budget 2020 forecast due primarily to significant job losses, particularly during the first wave of COVID-19. In addition, revised 2019 assessment data is lower than expected, reducing the base used to forecast future years’ revenue and requiring a negative $80 million prior-years’ adjustment in 2020-21 to account for overstated 2018-19 and 2019-20 revenue reported in government financial statements. The impact of the lower 2019 assessment data on 2020-21 PIT is partially offset by an increased estimate of the impact on incomes, and thus PIT, of the various special federal transfers supporting Canadians. PIT revenue is forecast to increase by $1.6 billion, or an average of 6.7 per cent per year between 2021-22 and 2023-24, to $13.3 billion, from improving employment and household income growth.

Corporate income tax is forecast at $1.9 billion in 2021-22, a decrease of $351 million from 2020-21. CIT has deteriorated in 2020-21 and 2021-22 due to the significant impacts of COVID-19, requiring public health measures and travel restrictions, shrinking global economic activity and crushing oil demand, prices and production. As assessments are completed, losses can be carried back, extending the decline in CIT into 2021-22. The forecast assumes net corporate operating surplus (corporate profits), which is estimated to have dropped 46 per cent in 2020, recovers, based on slowly improving oil prices, expanding oil production, population and employment growth boosting consumer spending and housing activity, as well as growth in exports and rising economic activity. CIT is forecast to grow to $3.1 billion by 2023-24, with average growth of almost 29 per cent per year between 2021-22 and 2023-24.

2021-22 education property tax requisition frozen for the second year in a row.

Revenue	Fiscal Plan 2021 – 24	83

Tourism levy to be extended to rentals on on-line marketplaces on April 1, 2021.

Education property tax revenue is forecast at $2.5 billion in 2021-22, the same as in 2020-21 and 2019-20, as the requisition was frozen for 2021-22 to ease the burden on Albertans and Alberta businesses. The requisition will continue to be reviewed annually, but the forecast for future years is based on the requisition increasing by population growth plus inflation, resulting in revenue rising to $2.6 billion by 2023-24. An estimated $10 million is deducted from 2020-21 and 2021-22 revenue for the Provincial Education Requisition Program (PERC). PERC provides an equivalent education tax credit for municipalities who are unable to collect education property tax on delinquent oil and gas properties. The residential / farm mill rate is $2.56 per $1,000 of equalized assessment, and the non-residential rate is $3.76 per $1,000 of equalized assessment for 2021.

Other tax revenue is forecast at $3.1 billion in 2021-22, $223 million or 7.9 per cent higher than in 2020-21, primarily from fuel, insurance tax and tourism levy revenue, due to anticipated recovery in consumption and premiums growth, and easing of travel restrictions during 2021. Other tax revenue is forecast to reach $3.3 billion by 2023-24, increasing by an average of 4 per cent per year between 2021-22 and 2023-24, mainly from fuel and insurance tax revenue growth.

The tourism sector was severely affected by COVID-19, with travel restrictions or bans, and people staying home. The government at first deferred remittance of the tourism levy, and then in June, provided a full abatement for any levy revenue collected by hotels or other lodging providers for thirteen months (March 1, 2020 to March 31, 2021). Government tourism levy revenue is forecast to have decreased from an estimated $92 million to $25 million in 2020-21. Revenue then increases in 2021-22, to $62 million, before reaching $92 million in 2023-24. Recovery in this sector is more reliant than others on achieving successful mass vaccination.

Tobacco tax revenue continues to trend down, from lower consumption, while the introduction of a new tax on vaping products, proposed for 2020-21, was put on hold. The extension of the tourism levy to short-term rentals offered on-line, levelling the playing field, is being implemented April 1, 2021. Other taxes also include Alberta’s cannabis tax revenue, which was a revenue source that increased in 2020-21. It is forecast at $100 million, $26 million greater than budget, and continues to increase, to $111 million by 2023-24.

Tax Revenue

(millions of dollars)
	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Personal income tax	11,244	12,566	10,936	11,647	12,439	13,258
Corporate income tax	4,107	4,539	2,242	1,891	2,482	3,139
Education property tax	2,475	2,559	2,472	2,472	2,549	2,633
Carbon tax	189	-	-	-	-	-
Other taxes	3,083	3,223	2,832	3,055	3,199	3,306
Total Tax Revenue	21,098	22,887	18,482	19,065	20,669	22,336

84	Revenue	Fiscal Plan 2021 – 24

Federal Transfers

Federal transfers are forecast at $10.2 billion in 2021-22. This is a decrease of $1.2 billion, or 10.5 per cent from 2020-21, which included $2.4 billion in special COVID-19 transfers. Federal transfers continue to decline, as COVID-19 and several other special transfers begin to, or do conclude. Revenue in 2023-24 is forecast at $9.8 billion, or 19.2 per cent of total revenue, materially different from the 26.9 per cent in 2020-21. COVID-19 transfers include:

●	$1.3 billion Safe Restart Agreement, all in 2020-21;

●	$263 million for Safe Return to Class, all in 2020-21;

●	$185 million in additional labour market funding, with $62 million in 2020-21 for Alberta Jobs Now program, and $123 million in 2021-22; this profile remains subject to federal approval as the initial criteria permitted only 20 per cent of the funding to be re-profiled into 2021-22;

●	$348 million for critical worker benefits in 2020-21;

●	$112 million in Investing in Canada Infrastructure Plan (ICIP) funding, re-directed to the COVID-19 Resilience stream;

●	$1 billion for Site Rehabilitation program, with $250 million in 2020-21,

●	$450 million in 2021-22 and $300 million in 2022-23.

The Canada Social Transfer (CST) and Canada Health Transfer (CHT) grow in line with federal annual escalators and changes to Alberta’s share of the national population. For CST, the escalator is 3 per cent, while for CHT, it is based on the higher of the three-year average of national nominal GDP growth, or 3 per cent. For 2021-22, the CHT escalator is estimated at 3 per cent. As Statistics Canada revises provincial population numbers, and the economic forecast is updated, the forecast is adjusted. The most recent revisions slightly lowered Alberta’s share of the national population, reducing Alberta’s entitlement, and the GDP forecast has also declined, lowering the overall entitlement, just as health care pressures in Canada are most significant.

The forecast includes funding for a number of other specific programs. Revenue from the labour market agreements for employment and training programs (excluding COVID-19) increased to $299 million in 2020-21, and then remains at $314 million for 2021-22 and on. The Early Learning and Child Care Agreement started in 2017-18 provides $46 million per year. Under the

Transfers from Government of Canada
(millions of dollars)

	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Canada Health Transfer	4,678	4,857	4,838	4,959	5,102	5,393
Canada Social Transfer	1,694	1,755	1,744	1,792	1,843	1,904
Transfers to SUCH sector	510	590	567	582	598	589
Agriculture support programs	362	286	316	256	254	259
Infrastructure support	679	828	795	1,095	932	872
Labour market agreements	277	299	361	437	314	314
Other transfers	872	495	2,760	1,060	829	454
Total Federal Transfers	9,072	9,110	11,381	10,181	9,872	9,785

Over $2 billion in COVID-19 transfers provided by federal government.

Revenue	Fiscal Plan 2021 – 24	85

Federal government benefits from 20 per cent reduction in premium rates for agriculture insurance, saving $33 million per year.

2017-18 $1.3 billion ten-year home care and mental health care agreement, Alberta received $265 million in the first three years, with the rest essentially smoothed out over 2020-21 to 2026-27. The federal government is providing $24 million by 2022-23 to combat opioids, as well as transfers for drug impaired driving training, the Guns and Gangs initiative, Legal Aid and under the Low Carbon Economy Leadership Fund.

Federal support for infrastructure includes ramping up of Alberta’s share of $3.65 billion under ICIP, partially offset by winding down of the Public Transit Infrastructure Fund and Clean Water and Wastewater Fund. Most of the ICIP Public Transit stream funding has been allocated to Edmonton and Calgary LRT projects. In 2021-22, $129 million has been allocated to municipal transportation and water infrastructure projects, including $112 million under the COVID-19 stream, leaving $0.12 billion remaining for allocation.

Finally, $49 million for flood disaster assistance has been added to the forecast in 2020-21, while agriculture support transfers have decreased by $33 million per year from the 20 per cent reduction to agriculture insurance premium rates.

Investment Income

Investment income is forecast at $2.2 billion in 2021-22, a $185 million or 7.7 per cent decrease from 2020-21. The Heritage and endowment funds benefitted from a surge in global equity markets after markets initially dropped when COVID-19 first emerged. As the forecast assumes market returns will trend back to “normal” rates, as is typical, income tends to decrease in years after above-average returns. In addition, investment income from various funds and accounts, including the cash reserve and Agriculture Financial Services Corporation, varies based on fund balances, some of which have declined, and shorter-term interest rates, which have decreased. Interest on student loans was waived for six months in 2020 in response to COVID-19, and income is forecast to have dropped by about $50 million.

Investment income is estimated to increase by an average of 6 per cent per year between 2021-22 and 2023-24, reaching $2.5 billion. This is mainly from Heritage and endowment fund income growth, and higher income from student loans.

Fund Assets / Investment Income
(millions of dollars)

		Investment Income
	Assets as at	2019-20	2020-21		2021-22	2022-23	2023-24
	Mar. 31, 2020	Actual	Budget	Forecast	Estimate	Target	Target
Heritage Savings Trust Fund	16,243	1,471	1,177	1,415	1,180	1,240	1,314
Endowment funds [a]	4,268	308	286	212	304	301	319
Loans to local authorities	16,328	366	485	217	149	176	212
Ag. Financial Services Corp.	5,747	158	157	157	156	161	166
SUCH sector	n.a.	293	292	277	273	272	276
Other [b]	10,000	232	233	112	143	175	191
Total Assets / Inv. Income	52,586	2,828	2,630	2,390	2,205	2,325	2,478
a	Includes Alberta Heritage Foundation for Medical Research Endowment Fund, Alberta Heritage Scholarship Fund and Alberta Heritage Science and Engineering Research Fund.

b	Assets include cash from pre-borrowing and the $4 billion reserve. Income includes earnings from cash, and from a variety of smaller funds and accounts and student loans.

86	Revenue	Fiscal Plan 2021– 24

Revenue from Other Sources

Revenue from Other Sources is forecast at $9.4 billion in 2021-22, 21.5 per cent of total revenue. This is an increase of $1.3 billion from 2020-21, when revenue was severely impacted by COVID-19 and its economic damage. Revenue from other sources dropped $2.2 billion from the Budget 2020 estimate in 2020-21, primarily due to substantially lower net income from gaming and lottery activities, Alberta Petroleum Marketing Commission (APMC), ATB Financial and the Balancing Pool, as well as reductions in post-secondary institution revenue. Revenue increases another $1 billion between 2021-22 and 2023-24, an average of 5.2 per cent per year, to $10.4 billion.

Alberta Gaming, Liquor and Cannabis Commission (AGLC) 2020-21 net income from gaming and lottery activities fell dramatically as casinos and other venues were shut down or had limited access for most of 2020 and early in 2021. Net income is expected to be $527 million, or 38 per cent lower than budget. With successful mass vaccination, gaming revenue is forecast to recover relatively quickly and grow by an average of 8.6 per cent between 2021-22 and 2023-24, to $1.5 billion. AGLC liquor and cannabis net income increased from budget in 2020-21, unlike most other revenue streams, but the forecast assumes relatively modest growth to 2023-24, aided by decreasing costs of operations. Net income for cannabis includes retailer fees and sales revenue, less costs for administration and purchasing inventory, and is expected to remain negative for the next three years, as set-up, administration and inventory costs exceed revenue.

ATB Financial net income is forecast at $193 million in 2021-22, $77 million higher than in 2020-21. Net income was expected to fall dramatically from the Budget 2020 estimate of $260 million in 2020-21, to a loss of $112 million at mid-year, as ATB Financial provided interest deferrals and credit relief to Albertans, and the provision for credit losses was increased $382 million. The provision now has been lowered by $228 million, and 2020-21 net income is estimated at $116 million. Net income recovers steadily going forward, primarily as credit losses stabilize and ATB Financial continues to refine its operations, reaching $247 million in 2023-24.

The Balancing Pool was consolidated in government reporting at year-end 2016-17, as required by the Auditor General, with a $2 billion net liability resulting from the return of various power purchase arrangements reported as negative revenue. As the Pool is required to extinguish its net liability by 2030, it needs to generate sufficient net income over this period to do so. The net liability dropped $763 million in 2017-18, mainly due to re-evaluating the net present value calculation, and another $361 million in 2018-19 (reported as positive revenue), based on the need to eliminate it over time, and also due to higher-than-expected electricity prices. The Pool is estimated to have lost $72 million in 2020-21, $207 million lower than the $135 million net income estimated in Budget 2020, due to lower electricity prices from COVID-19 impacts on activity and demand. Balancing Pool net income is forecast at $107 million per year from 2021-22 to 2023-24, based on continuing efforts to decrease the net liability.

AGLC gaming revenue fell dramatically in 2020-21, while liquor and cannabis revenue increased.

Revenue	Fiscal Plan 2021 – 24	87

Alberta Health Services suspended parking fees and reduced patient billings in 2020.

Cost containment at AER and adequate crop insurance fund balance permit cutting AER levies and agriculture insurance premiums.

Net income from APMC was negative $2.7 billion in 2019-20, comprising a $2.5 billion provision for an onerous contract related to the Sturgeon Refinery and $156 million operating loss, linked to the requirement to make debt toll payments. Net income is expected to turn positive when refinery operations generate revenue that exceeds costs including the toll payments. The estimate in Budget 2020 of a net loss in 2020-21 of $264 million, was revised down by $315 million, to a loss of $579 million, due primarily to the pandemic and drop in energy demand and prices. Prospects are forecast to remain weak for the next two years - with losses of $570 million and $577 million - before starting to improve, with a loss of $278 million projected for 2023-24.

Post-secondary institution tuition fees are estimated to have declined from budget by $91 million in 2020-21, to $1,369 million. While enrolment estimates remain difficult with COVID-19 uncertainty, they are anticipated to recover fairly well in 2021-22, increasing by $106 million to $1,475 million, and then to increase another $169 million, or by an average of 5.6 per cent per year, between 2021-22 and 2023-24, reaching $1.6 billion. The MacKinnon Panel recommended that post-secondary institutions explore broader revenue streams to reduce reliance on the government, including asking students to pay a higher proportion for their post-secondary education. Tuition fee increases have been capped at 7 per cent until 2022-23.

School board and Alberta Health Services (AHS) fees decreased $63 million in 2020-21 from the Budget 2020 estimate, due to intermittent school closures and on-line learning, and lower typical health care activity and procedures, but primarily to suspending hospital parking fees in 2020 and reduced patient billings. These fees continue to be about $50 million lower in future years than the mid-year forecast.

Other premiums, fees and licences revenue in 2020-21 is forecast to have declined by $80 million from budget, to $1.9 billion. Alberta Energy Regulator (AER) levies were waived for six months in 2020, which provided industry $113 million in liquidity assistance, the payment-in-lieu-of-taxes, based on ATB’s net income, fell by $43 million, while motor vehicle, land titles and various other premiums and fees were a net $35 million lower. These were partly offset by a $111 million increase in timber royalties as North American lumber prices jumped during 2020 from unanticipated demand. Premiums, fees and licences revenue stays relatively flat for the next several years, with typical growth in most sources mitigated by several policy changes, and as the spike in timber royalties subsides. Policy changes include (see Schedule 22 on page 183 for more details on fee changes):

●	reduced AER costs, which lower industry funding requirements and revenue from levies by about $11 million per year;

●	an adequate crop insurance fund balance in Agriculture Financial Services Corporation has enabled reducing agriculture insurance premiums by 20 per cent, saving producers $55 million per year;

●	a hybrid driver testing model lowers revenue (and expense) by $14 million per year as a portion of the fees are shifted to private sector collection;

88	Revenue	Fiscal Plan 2021 – 24

●	there are some new or increased fees in Environment and Parks (estimated to add $20 million to revenue), in Transportation (SafeRoads fees) and in Labour and Immigration (Alberta Immigrant Nominee program fees).

School jurisdiction, post-secondary institution (PSI) and health entity (the SUCH sector) sales and rentals, and fundraising and donations revenue fell in 2020-21 by $605 million relative to Budget 2020, mainly for PSIs and school boards. Revenue increases $308 million in 2021-22 and grows by an average of 5.3 per cent between 2021-22 and 2023-24, but remains below 2019-20 levels. In particular, PSI revenue remains materially lower for the forecast period. These types of revenue are linked to economic conditions, and SUCH sector entities employ a relatively conservative approach to forecasting the revenue.

Compliance payments from large industrial emitters to the Technology Innovation and Emissions Reduction Fund (TIER) are estimated to have declined in 2020-21 by $108 million, due to reduced activity, less coal-fired electricity generation, lower oil production and changes in use of offset credits. TIER revenue remains below the Budget 2020 forecast in future years for the reasons above. The forecast is based on mirroring the federal carbon price which increased to $40 per tonne, effective January 1, 2021, and is scheduled to rise to $50 per tonne in January of 2022.

Other revenue is estimated at $1.5 billion in 2021-22, a $153 million increase from 2020-21, primarily due to the impact on external investment charges from adding assets that are now managed by Alberta Investment Management Corporation (AIMCo). Other revenue in 2020-21 decreased by $142 million from the Budget 2020 estimate due primarily to the transition of assets to AIMCo not proceeding as quickly as expected, and to lower fines and penalties revenue.

Revenue from Other Sources
(millions of dollars)

	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
AGLC - gaming / lottery	1,331	1,396	869	1,249	1,416	1,472
AGLC - liquor	845	844	889	898	904	913
AGLC - cannabis	(14)	(36)	(12)	(15)	(10)	(5)
ATB Financial	104	260	116	193	209	247
Balancing Pool	161	135	(72)	107	107	107
Alberta Petroleum Marketing Comm.	(2,678)	(264)	(579)	(570)	(577)	(278)
Post-secondary tuition fees	1,311	1,460	1,369	1,475	1,575	1,644
Health / school board fees	703	717	654	699	723	736
Other premiums, fees and licences	1,915	2,017	1,937	1,959	1,929	1,959
SUCH sales, rentals, services	1,036	1,088	642	894	986	1,009
SUCH fundraising, donations, gifts	724	748	589	645	678	696
TIER Fund	403	421	313	353	385	362
Other	1,448	1,492	1,350	1,503	1,513	1,535
Total Revenue fr. Other Sources	7,289	10,278	8,065	9,390	9,838	10,397

PSI and school board sales and fundraising revenue hard hit in 2020-21, and PSI revenue taking time to recover.

Revenue	Fiscal Plan 2021 – 24	89

Alberta government revenue is volatile and unpredictable, making fiscal planning difficult.

Risks

As a small, open economy with a sizeable resource sector, Alberta is highly impacted by developments beyond its borders. Fluctuations in global supply and demand can translate into large price swings for Alberta commodity exports and substantial shifts in corporate investment and economic activity. There is also uncertainty about the length and severity of the COVID-19 pandemic. Factors such as energy prices, equity markets, exchange and interest rates, geopolitical events, global economic swings and weather add to the uncertainty and challenges for the economy and fiscal planning in Alberta.

Alberta government revenue is much more volatile and unpredictable than the broader economy, especially non-renewable resource revenue, corporate income tax and investment income. Due in large part to the role of resource revenue, Alberta revenue growth has been more than twice as volatile as Ontario, Quebec, and British Columbia since 2000. This clearly makes government fiscal planning challenging.

These risks were never more evident than in 2020, when the COVID-19 pandemic shocked the world, crushing economies and activity. The impact was particularly hard on Alberta. Government revenue is estimated to have declined by $29 billion over 2020-21 to 2022-23 relative to the Budget 2020 forecast, with non-renewable resource and corporate income tax revenue declines accounting for two-thirds of the total decrease.

In order to highlight risks and volatility, alternative forecast scenarios have been presented since Budget 2019. For Budget 2021, the impact on non-renewable resource revenue, income tax and other taxes from low and high scenarios have been developed. The risks surrounding COVID-19 remain front and centre, so a low scenario assumes mass vaccination is delayed. On the flip side, the high scenario assumes a stronger-than-expected recovery in the global economy as public health measures and vaccines get COVID-19 transmission under control more quickly. This supports oil markets and pushes oil prices higher. The economic and fiscal implications of these two scenarios are presented on pages 92-93.

Some of the other main factors impacting Alberta government revenue and their sensitivities are presented below and on the following page. Sensitivities show the impact of small changes in key variables, holding all else constant.

Sensitivities to Fiscal Year Assumptions, 2021-22[a]
(millions of dollars)

	Change		Net Impact
Oil price (WTI US$/bbl)		$-1	-230
Light-heavy oil price differential (US$/bbl)	$	+1	-185
Natural gas price (Cdn$/GJ)		-10¢	-20
Exchange rate (US¢/Cdn$)		+ 1¢	-165
Interest rates		+1%	-205
Primary household income		-1%	-160
a	Sensitivities are based on current assumptions of prices and rates, displaying impacts over a 12 month period. They can vary significantly at different price and rate levels. Energy price sensitivities do not include potential impacts of price changes on land lease sales revenue.

90	Revenue	Fiscal Plan 2021 – 24

Global and US Economies

Budget 2021 assumes global economic expansion of 5.5 per cent in 2021, scaling back to 4.2 per cent in 2022, following the 2020 pandemic-induced recession. Substantial risks remain. Weaker-than-forecast global growth, would harm Alberta’s revenue forecast, as oil prices would remain lower for longer.

Energy Prices

Price forecasts depend on assumptions about demand and supply. Factors influencing demand include beating COVID-19, economic growth in disparate regions around the world, from the US to China to Europe, pipeline or refinery outages, and storage and speculative market activities by traders. On the supply side, the level and duration of compliance with production cuts by OPEC and several non-OPEC members is critical, as has been the response by the US industry. Other factors include investment and drilling decisions by other producers, geopolitical events, civil unrest or terrorist strikes, economic sanctions, or simple weather-related production disruptions.

Interest Rates

Interest rates are at historic lows, as nations tried to support economies hammered by COVID-19, but they are expected to rise. Lower rates generally help government investment income. While short-term investments perform poorly, the market value of bonds with higher rates increase. Lower rates also typically encourage business investment, economic activity and consumer spending. Rising rates pose risks for indebted households, consumer spending and the government. Substantial borrowing is planned, and higher rates make borrowing or refinancing of debt more expensive.

Exchange Rates

A stronger Canadian dollar decreases the value of oil exports and the demand for exports priced in Canadian dollars. Changes in the exchange rate affect the profitability of energy producers, which can affect investment and government resource revenue as energy prices and contracts are mainly in US dollars. Investment income is also impacted due to significant foreign holdings.

Equity Markets

Equity markets can be affected by a wide range of factors, such as the strength of the US, European and developing economies, or fluctuations in commodity prices and interest rates. Alberta has significant assets invested globally. Forecast investment income is based on long-term expected rates of return.

Net Corporate Operating Surplus

Corporate profits in Alberta were hit hard in 2020. However, it is difficult to predict how forecast net corporate operating surplus translates to corporate income tax revenue. Taxable income can differ significantly from corporate profits, due to tax changes or discretionary deductions such as depreciation or prior-year losses which can be carried forward or back and affect corporate income tax revenue for years.

Energy price forecasts influenced by private sector energy analysts.

Revenue	Fiscal Plan 2021 – 24	91

Pandemic-related risks could substantially alter the trajectory for Alberta government revenue.

Low Scenario

Budget 2021 assumes widespread distribution of COVID-19 vaccines in the second half of 2021. However, lower vaccine uptake, reduced effectiveness due to variants or supply issues that prevent widespread vaccination, could delay economic recovery. Compared to the Budget 2021 forecast, the low scenario assumes vaccine distribution is delayed by one year, hindering global oil demand recovery and prolonging oil market disruption. WTI falls back to US$39/bbl in 2021-22 and US$46/bbl in 2022-23, and the light-heavy differential narrows with lower production and prices. These would be partially mitigated by a weaker Canadian dollar and continued low interest rates. Real GDP is $7.7 billion, or 2.1 per cent lower, and employment is 30,000, or 1.3 per cent lower by 2024 compared to the budget forecast.

Tax and non-renewable resource revenue would be $1.9 billion, $3.6 billion and $2.8 billion lower in 2021-22, 2022-23 and 2023-24, and debt servicing costs and deficits would be higher. Taxpayer-supported debt would climb to $141 billion.

Low Scenario
(millions of dollars)

	2019-20	2020-21	2021-22	2022-23	2023-24
Statement of Operations	Actual	Forecast	Estimate	Target	Target
Revenue
Tax and non-renewable resource rev.	27.0	20.5	20.0	21.8	25.4
Other revenue	19.2	21.8	21.8	22.0	22.7
Total Revenue	46.2	42.3	41.8	43.8	48.1

Expense
Other expense	56.2	60.1	59.1	55.3	55.6
Debt servicing costs	2.2	2.4	2.8	3.2	3.5
Total Expense	58.4	62.5	61.9	58.5	59.1
Surplus / (deficit)	(12.2)	(20.2)	(20.1)	(14.7)	(11.0)
Statement of Financial Position
Financial Assets	76.4	71.9	71.2	72.0	69.7
Liabilities	116.5	134.4	155.3	171.6	180.4
Net Financial Assets / (Debt)	(40.1)	(62.5)	(84.1)	(99.6)	(110.7)
Capital / Other Non-financial Assets	51.5	53.7	55.2	56.0	56.1
Net Assets	11.4	(8.8)	(28.9)	(43.6)	(54.6)
Net assets at the beginning of the year	23.3	11.4	(8.8)	(28.9)	(43.6)
Surplus / (Deficit)	(12.2)	(20.2)	(20.1)	(14.7)	(11.0)
Adjustment to net assets	0.3	—	—	—	—
Net assets at end of year	11.4	(8.8)	(28.9)	(43.6)	(54.6)
Fiscal year assumptions
WTI (US$/bbl)			39.0	46.0	52.5
Light-heavy differential (US$/bbl)			(12.3)	(13.5)	(14.6)
Exchange rate (US¢/Cdn$)			75.5	75.6	77.2
Calendar year assumptions		2021	2022	2023	2024
Real GDP (%)		2.0	2.3	4.6	3.9
Nominal GDP (%)		3.2	4.9	9.0	8.2
Employment (millions)		2.2	2.3	2.3	2.4

92	Revenue	Fiscal Plan 2021 – 24

High Scenario

While there are downside risks associated with COVID-19, there is potential upside as well. If public health measures or the vaccine rollout are more effective at controlling the pandemic than anticipated, a stronger-than-expected recovery in the global economy would result in a faster rebalancing in the global oil market. Higher oil prices would drive energy sector investment and production higher, particularly for the conventional sector. WTI appreciates to about US$64.50/bbl by 2023-24, US$8/bbl higher than the baseline forecast. The light-heavy differential widens with the increase in production and oil price. Interest rates increase earlier and the Canadian dollar strengthens on higher oil prices and exports, partially mitigating the economic upside. Still, this leads real GDP to over $15 billion, or 4.2 per cent, and employment nearly 64,000, or 2.6 per cent, higher than budget estimates by 2024.

Tax and non-renewable resource revenue would be $2.7 billion, $4.1 billion and $4.4 billion higher in 2021-22, 2022-23 and 2023-24, and debt servicing costs and deficits would be lower. Taxpayer-supported debt would reach $121 billion.

High Scenario
(millions of dollars)

	2019-20	2020-21	2021-22	2022-23	2023-24
Statement of Operations	Actual	Forecast	Estimate	Target	Target
Revenue
Tax and non-renewable resource rev.	27.0	20.5	24.6	29.5	32.6
Other revenue	19.2	21.8	21.8	22.0	22.7
Total Revenue	46.2	42.3	46.4	51.5	55.3
Expense
Other expense	56.2	60.1	59.1	55.3	55.6
Debt servicing costs	2.2	2.4	2.7	2.9	3.1
Total Expense	58.4	62.5	61.8	58.2	58.7
Surplus / (deficit)	(12.2)	(20.2)	(15.4)	(6.7)	(3.4)
Statement of Financial Position
Financial Assets	76.4	71.9	71.2	72.0	69.7
Liabilities	116.5	134.4	150.6	158.9	160.1
Net Financial Assets / (Debt)	(40.1)	(62.5)	(79.4)	(86.9)	(90.4)
Capital / Other Non-financial Assets	51.5	53.7	55.2	56.0	56.1
Net Assets	11.4	(8.8)	(24.2)	(30.9)	(34.3)
Net assets at the beginning of the year	23.3	11.4	(8.8)	(24.2)	(30.9)
Surplus / (Deficit)	(12.2)	(20.2)	(15.4)	(6.7)	(3.4)
Adjustment to net assets	0.3	-	-	-	-
Net assets at end of year	11.4	(8.8)	(24.2)	(30.9)	(34.3)
Fiscal year assumptions
WTI (US$/bbl)			55.5	63.0	64.5
Light-heavy differential (US$/bbl)			(17.5)	(15.9)	(16.5)
Exchange rate (US¢/Cdn$)			79.5	79.8	80.2
Calendar year assumptions		2021	2022	2023	2024
Real GDP (%)		7.5	4.8	3.9	3.0
Nominal GDP (%)		14.9	9.0	7.5	6.9
Employment (millions)		2.3	2.4	2.5	2.5

Efficient and effective global vaccination could accelerate economic and energy market recovery, benefitting Alberta significantly.

Revenue	Fiscal Plan 2021 – 24	93

Alberta’s Resource Revenue Royalty Structure

The Alberta government has substantial non-renewable resource revenue (NRR), including royalties from bitumen, crude oil, natural gas and by-products and coal, as well as revenue from bonuses and sales of Crown leases, and rentals and fees.

Alberta’s royalty regimes follow a concession system where mineral rights are owned by the Crown. Companies earn the right to explore mineral rights through land sale auctions, and then pay royalties to the Crown for a share of the resulting production. The share is calculated by applying a royalty formula, which is unique to each commodity.

●	The generic oil sands royalty regime is based on the revenue of individual projects. The royalty rate is determined by oil prices and whether the project is in pre- or post-payout. Royalty rates are calculated based on the West Texas Intermediate (WTI) oil price expressed in Canadian dollars. An oil sands project reaches payout when its cumulative revenue exceeds its cumulative eligible costs for the first time. Prior to payout, royalties are 1–9 per cent of gross revenue, while after payout, they are the greater of 1–9 per cent of gross revenue or 25–40 per cent of net revenue.

●	Royalties for natural gas and by-products, and conventional oil, are well-based, and are calculated based on two systems: the former Alberta Royalty Framework (ARF), and the current Modernized Royalty Framework (MRF). Since January 2017, new wells drilled pay under MRF, while most producing wells drilled before then pay under ARF (scheduled to fully transition to MRF by end of 2026). The MRF regime is a revenue minus cost system similar to the oil sands regime, but with a standardized cost (C*) based on an industry average to drill and complete a well. This benefits companies that reduce costs below the industry average. MRF also has a payout feature where pre-payout wells pay a lower royalty rate which increases once the well has recovered its C* costs.

Three main factors drive royalty revenue: price, cost to produce, and quantity. The exchange rate is also a driver as most commodities are priced in US dollars. Energy prices, like prices for other goods, are determined by supply and demand. The Alberta government uses information and advice from energy analysts, and compares the forecast with those from investment houses, banks and private forecasters.

●	The most important oil prices to Alberta are WTI and Western Canadian Select (WCS). WTI is the North American price benchmark for light sweet crude oil, which broadly captures global oil pricing trends. WCS is the Western Canadian price benchmark for heavy oil - a heavy Alberta-produced crude composed largely of bitumen blended with diluents. Alberta oil prices trade at a differential to WTI to reflect local market fundamentals, adjustments in quality relative to WTI, and transportation costs.

●	The most important natural gas and natural gas liquid prices are: Henry Hub, AECO, Alberta Reference Price (ARP) and natural gas liquid prices. Henry Hub is the US and North American price benchmark for natural gas, while AECO is the Western Canadian price benchmark. ARP is the monthly weighted average field price of all Alberta natural gas sales, and is used to calculate royalties. Natural gas by-product or liquid prices, such as propane, butane, and pentanes plus, closely follow WTI prices but with regional discounts reflecting local supply and demand fundamentals. Alberta natural gas prices have remained depressed and volatile, while natural gas by-product prices have provided some relief to natural gas operators as they follow WTI prices.

Bitumen production and costs are based on project forecasts submitted annually by oil sands operators, and compared with internal and external forecasts for reasonableness. Forecasts for conventional oil and natural gas production use Alberta Energy Regulator estimates, current market trends and industry activity. Costs are based on C* (the industry average).

All these drivers can impact payout status, affecting royalties dramatically. This is especially the case for bitumen. Changes to project costs or revenue may delay pre-payout projects from reaching post-payout status and paying higher royalties on net revenue, while royalties from post-payout projects could be much lower, especially if they are pushed into paying based on gross revenue.

94	Revenue	Fiscal Plan 2021 – 24

BUDGET 2021

GOVERNMENT OF ALBERTA | 2021 –24

Fiscal Plan
Expense

Expense	97
Making the Right Investment	97
Health	99
Kindergarten to Post-Secondary Education	102
Social Services	105
Alberta’s Recovery Plan.	110
Other Strategies	113
Other Supports for Economic Recover	114
Other Ministries	115
Efficient Delivery of Government Services	122

Note: Amounts presented in tables may not add to totals due to rounding.

96	Expense | Fiscal Plan 2021 – 24

Expense

Making the Right Investments

After experiencing unprecedented challenges in 2020-21, Budget 2021 is a plan that ensures the health care system can continue to manage the COVID-19 pandemic, helps support measures that will drive long-term economic recovery for a financially sustainable future, and ensures efficient delivery of services to Albertans. A significant level of funding is being made available in 2021-22 for COVID-19 emergency measures and for economic recovery, as Alberta’s government ensures the protection of lives and livelihoods. Budget 2021 will also continue work toward ensuring Alberta’s spending is brought in line with other comparator provinces while protecting the most vulnerable. Savings from modernizing and streamlining government services will be reinvested in initiatives to attract businesses and investment. The government is also committed to right-sizing public sector compensation to ensure more tax dollars can be allocated to the services Albertans rely on.

In 2021-22, operating expense is increasing by $1 billion from the 2020-21 forecast partially due to operations beginning to normalize. Operating expense remains relatively flat over the next two years as the government returns the focus to efficient delivery of government programs and services.

Response to the COVID-19 Pandemic

Alberta’s government has provided unprecedented funding for COVID-19 related expenditures including treatment, testing and contact tracing, support for self-isolation, masks to Albertans, and funding schools to purchase personal protective equipment to respond to the COVID-19 pandemic, protecting lives and livelihoods. In 2020-21, $5.8 billion in expense is forecast to address the COVID-19 pandemic response and recovery. A further $3.1 billion is budgeted in 2021-22 for economic recovery and an additional $1.25 billion for a COVID-19 contingency.

Alberta’s Recovery Plan

Alberta’s Recovery Plan is a framework for restoring economic prosperity in the province and was the first of its kind in the country when it was released in June 2020. As part of the Recovery Plan, business sectors including tourism, film and television, aviation and manufacturing were identified as key opportunities for economic growth and job creation. In addition to ministry funding, a contingency of $500 million has been established in 2021-22 to support the recovery effort.

Expense | Fiscal Plan 2021 – 24	97

Budget 2021 – Expense Summary
(millions of dollars)

	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Operating Expense by Ministry:
Health	20,870	20,616	20,541	21,418	21,418	21,418
Kindergarten to Post-Secondary Education
Kindergarten to Grade 12	8,134	8,323	8,191	8,248	8,248	8,248
Post-Secondary	5,477	5,126	5,119	5,044	5,085	5,118
Social Service Ministries	6,147	6,183	5,930	6,276	6,373	6,391
Other Ministries	8,008	7,591	7,491	7,295	7,267	7,245
Operating Expense (before COVID-19 / Recovery Plan)	48,635	47,839	47,273	48,280	48,391	48,420
Capital Grants (before COVID-19 / Recovery Plan)	1,678	2,273	2,195	2,644	1,754	2,297
Amortization/Inventory Consumption/Loss on Disposals	3,720	3,857	3,892	4,009	4,145	4,216
Debt Servicing	2,235	2,505	2,369	2,764	3,085	3,335
Pension Provisions	(334)	(415)	(271)	(369)	(283)	(292)
Expense (before COVID-19 / Recovery Plan, contingency, crude-by-rail)	55,936	56,056	55,458	57,330	57,091	57,974
COVID-19 / Recovery Plan	218	500	5,835	1,112	563	128
Contingency - COVID-19	-	-	-	1,250	-
Contingency - Recovery Plan	-	-	-	500	-	-
Contingency and Disaster and Emergency Assistance	1,356	750	750	750	750	750
Crude-by-rail provision (CBR)	866	-	445	976	-	-
Total Expense	58,376	57,306	62,488	61,918	58,404	58,852

Alberta’s government continues to transform services and improve supports for those who need them the most. Money secured through modernizing and streamlining government services will be reinvested in core social services, health and education services. Budget 2021 provides operating expense funding of:

●	$21.4 billion for health services;

●	$8.2 billion for kindergarten to grade 12 (K-12) education services;

●	$6.3 billion to $6.4 billion for social services ministries;

●	$136 million over the next three years for the Alberta Jobs Now program;

●	$166 million over the next three years for the Innovation Employment Grant; and

●	$66 million over the next three years to support doubling tourism in Alberta by 2030.

The government is protecting lives and livelihoods with significant funding targeted for response to COVID-19 and economic recovery:

●	$1.8 billion of expense over the next three years for strategic investments in the recovery plan;

●	$1.25 billion in 2021-22 for continued response to COVID-19; and

●	$500 million in 2021-22 for additional Recovery Plan spending.

Alberta’s government is taking a disciplined approach in all areas of spending to ensure valuable tax dollars are allocated prudently. The government will also pursue opportunities to deliver core services more cost effectively.

98	Expense | Fiscal Plan 2021 – 24

Health

The Ministry of Health delivers services to all Albertans, fostering healthy communities by protecting public health, promoting wellness by coordinating and delivering safe, quality health services, and leading a coordinated response to communicable disease outbreaks.

After excluding COVID-19 costs, operating spending on health care in 2020-21 is expected to be $20.5 billion, which is $75 million lower than Budget 2020. The COVID-19 pandemic has presented significant challenges to the health of Albertans and to health care system capacity. While Alberta’s government continues to respond to the COVID-19 pandemic, it is committed to delivering services efficiently to support a health care system that is sustainable into the future and provides the best care for each tax dollar spent. Budget 2021 supports operating expense of $21.4 billion in 2021-22, an increase of approximately $900 million or four per cent from 2020-21, excluding the costs related to responding to the COVID-19 pandemic. Operating expense will be held flat over the following two years as Alberta Health Services continues to implement efficiencies to bring spending closer to comparator provinces.

Alberta Health Care Spending Per Capita vs Comparator Provinces (millions of dollars)
					Avg
	AB	BC	ON	QC	(BC, ON, QB)
Health per capita spending (2019-20)	$5,147	$4,663	$4,466	$4,698	$4,609
Difference (versus average)	$538	$54	$(143)	$89
Population (in millions)	4.38	5.13	14.64	8.54
Total health spending difference from average
(in billions)	$2.36	$0.28	$(2.09)	$0.76

*	There are significant differences in Health Program delivery across provinces. To improve comparability across jurisdictions, provincial / local consolidated Statistics Canada data are utilized in this comparison.

COVID-19 Pandemic Response

Managing the COVID-19 pandemic has meant that hospital utilization, resources and frontline staff have been stretched. Health care operating expense for COVID-19 is forecast at $1.5 billion, with an additional $530 million for personal protective equipment in 2020-21. Operating expense includes the costs of critical worker benefits for staff in Alberta Health Services (AHS) and across the continuing care system, supporting nurses, health care aides and other staff who continue to protect Albertans through this pandemic. Operating expense also includes the costs of contact tracing and testing. Alberta is a global leader in testing, implementing innovative processes/systems to trace the spread of the virus to help identify opportunities to limit further spread and continue to monitor effectiveness of public health measures. Alberta has already begun distributing the COVID-19 vaccine through a phased immunization program, and is well prepared to continue to rapidly administer the vaccine as supply is received from the federal government. Health care costs directed to

Expense | Fiscal Plan 2021 – 24	99

responding to the COVID-19 pandemic in 2021-22 will be addressed through the $1.25 billion COVID-19 Contingency.

There are a number of improvements to the health care system that were realized during the pandemic that will continue. Virtual care has been an important part of the government’s COVID-19 response, protecting patients, doctors and clinic staff by providing an alternative to office visits that avoids the risk of contact with the virus. Virtual care gave physicians the flexibility to decide on the best way to provide care during these challenging times. Moving forward, in-person physician visits and specialist care will continue, with virtual services offered where appropriate, to improve access in a cost-effective manner.

Alberta Health Services

In 2021-22, a total of $16 billion is budgeted for AHS operations. As identified in Budget 2020, the AHS review identified opportunities to reduce costs, while improving system performance. As announced in October 2020, AHS is proceeding with a portion of the actions identified in the review, as the health care system continues to focus on the response to the COVID-19 pandemic. These initiatives are expected to yield up to $600 million in annual savings, upon full implementation. Future savings initiatives will be considered once mass vaccination has been achieved. Strategic priorities such as the Continuing Care Capacity Plan, Alberta Surgical Initiative, and CT and MRI Access Initiative are funded as the government remains committed to improving care while finding efficiencies.

Physician Compensation and Development

Alberta’s government will continue to manage physician spending within a budget of $5.4 billion in 2021-22 (including grants to post-secondary institutions for academic medicine – reported in Advanced Education), in part through the implementation of a physician funding framework. This will avoid potential cost overruns currently estimated to be over $1 billion by 2023-24. The new physician funding framework was introduced March 31, 2020. It is a multi-year process that requires consultation with the Alberta Medical Association at all stages. It involves implementing changes to prevent cost overruns, aligning physician benefit programs and administrative fees with those of comparable provinces, and focusing on improved services for patients.

Alberta’s government is supporting Albertans to stay in their homes longer and also reduce pressure on acute care.

Care in the Community

Alberta’s government is committed to ensuring aging Albertans have the care they need in the communities they call home. Budget 2021 includes over $3.5 billion for Continuing Care, Community Care and Home Care programs, an increase of over $200 million or 6 per cent from the 2020-21 forecast. Budget 2021 includes operating and capital funding to support new continuing care spaces in priority communities, based on the best aspects of the Affordable Supportive Living Initiative. Work to improve services and supports for seniors and vulnerable Albertans who call our continuing care system home includes a review of facility-based continuing care that will provide recommendations on workforce, funding, oversight and accountabilities. As well, a much needed

100	Expense | Fiscal Plan 2021 – 24

new, streamlined legislative framework will be developed for the continuing care system. Additional investments include expanding access to client directed care options to support Albertans to stay in their own homes longer and $20 million over four years for palliative and end-of-life care.

Drugs and Supplemental Health Benefits

Budget 2021 includes significant funding increases in the Outpatient Cancer Therapy and Specialized High Cost Drug programs to address drug cost increases and higher patient volumes. With drug costs and enrolment in most government drug programs increasing, the operating expense budget for these programs has grown to over $1.9 billion per year in Budget 2021. While most of the drug program changes included in Budget 2020 have been implemented, changes to the Seniors Drug Program to introduce income tested deductibles have been deferred and is not reflected in Budget 2021.

Mental Health and Addictions

Budget 2021 continues to provide funding to ensure Albertans have access to a continuum of high quality care and supports for mental health and addictions issues, including supporting prevention, stabilization, treatment and recovery for the long term. Alberta’s government remains committed to transforming the mental health and addictions system by investing $140 million over four years to increase access to services, expand programs and establish new publicly funded mental health and addictions treatment spaces which will support over an additional 4,000 Albertans in their journey to recovery. Further, Alberta’s government announced $25 million to support construction of five therapeutic communities across Alberta to be part of an integrated system that encompasses clients of the health care system, justice system and community social services system.

Ministry of Health – Operating Expense

(millions of dollars)

	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	61	62	62	61	61	61
Physician Compensation and Development	5,322	5,295	5,036	5,271	5,351	5,380
Drugs and Supplemental Health Benefits	1,845	1,717	1,751	1,948	1,944	1,932
Population and Public Health	572	588	599	628	629	630
Acute Care	3,896	3,689	3,813	3,821	3,834	3,845
Continuing Care	1,159	1,157	1,157	1,207	1,218	1,227
Ambulance Services	508	510	510	523	521	523
Community Care	1,459	1,478	1,478	1,582	1,582	1,585
Home Care	711	711	681	731	734	737
Diagnostic, Therapeutic and Other Patient Services	2,335	2,341	2,369	2,404	2,414	2,427
Administration	488	482	482	503	499	499
Support Services	1,875	1,863	1,918	1,943	1,908	1,880
Information Technology	555	609	571	677	606	574
Research and Education	85	99	99	101	101	101
Cancer Research and Prevention Investment	-	14	14	18	18	18
Sub-total Operating Expense (before COVID-19 / Recovery Plan)	20,870	20,616	20,541	21,418	21,418	21,418
COVID-19 / Recovery Plan	25	500	1,547	-	-	-
Total Operating Expense	20,895	21,116	22,088	21,418	21,418	21,418

Expense | Fiscal Plan 2021 – 24	101

Kindergarten to Post-Secondary Education

Education – K–12

The Ministry of Education provides leadership, direction, and oversight in the delivery of a student-centered Early Childhood Services (ECS) to Grade 12 system that provides assurance to the public and promotes the success of children and students.

The ministry’s operating expense forecast for 2020-21 is an increase of $88 million from Budget 2020 and reflects the government’s commitment for COVID-19 pandemic funding to ensure safe return to schools and to provide critical worker benefits to low-income workers in the education system. Alberta’s government is committed to ensuring appropriate and adequate supports are provided to help Albertans become lifelong learners inspired to pursue their interests, and contribute to their communities and the economy.

Support to the Education System (millions of dollars)
	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Department of Education Funding to School Jurisdictions A	7,521	7,533	7,415	7,528	7,513	7,507
Department of Education Operations B	94	88	98	93	108	114
Department of Education funding and operations	7,614	7,621	7,513	7,621	7,621	7,621
School Jurisdictions funded from Own-Source / Reserves	520	702	702	627	627	627
One-time Federal Government funding for COVID-19	—	—	196	99	—	—
Total support to the Education System	8,134	8,323	8,411	8,347	8,248	8,248

A	Includes Education Property Tax revenue received directly by opted-out School Authorities and Curriculum Implementation funding

B	Includes Curriculum Implementation Resource Development

For the 2020/21 school year, the new Funding and Assurance Model was implemented, which includes the use of a Weighted Moving Average (WMA) to smooth funding for sudden fluctuations in enrolment. The results of the WMA approach have been evident during the COVID-19 pandemic as many School Jurisdictions have seen a significant decrease in enrolment, especially in pre-Kindergarten and Kindergarten enrolment. Under the previous model, which provided funding based on actual enrolment for the school year, School Jurisdictions would have experienced a significant funding reduction.

102	Expense | Fiscal Plan 2021 – 24

Student Enrolment Growth – A Historical Perspective 15 years

Source: Budget & Fiscal Analysis Branch, Alberta Education

Education is embarking on a curriculum update of a scope and scale that has never been done before in Alberta. Over the next five years, Alberta’s government will implement curriculum updates for eight subjects for Kindergarten to Grade 12. Among other things, the new curriculum emphasizes the essential knowledge, civic virtues and outcomes students need to succeed in school and throughout life. Alberta’s government will invest the necessary resources to support teacher learning and build English and French resources aligned to the new curriculum. This will maximize the benefits to students and teachers, and strengthen learning in Alberta.

Ministry of Education – Operating Expense
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Expense
Ministry Support Services	6	6	6	6	6	6
Instruction - Early Childhood Service to Grade 12	6,318	6,553	6,407	6,427	6,436	6,436
Operations and Maintenance	758	738	738	734	726	726
Student Transportation	370	377	340	377	376	376
School Facilities	1	1	1	6	6	6
Governance and System Administration	275	278	278	276	276	276
Program Support Services	100	75	110	109	108	108
Accredited Private Schools and Early Childhood Service Operators	307	294	311	314	314	314
Sub-Total Operating Expense (before COVID-19/Recovery Plan)	8,134	8,323	8,191	8,248	8,248	8,248
COVID-19 / Recovery Plan	-	-	220	99	-	-
Total Operating Expense	8,134	8,323	8,411	8,347	8,248	8,248

Expense | Fiscal Plan 2021 – 24	103

Advanced Education

The Ministry of Advanced Education oversees Alberta’s adult learning system, which supports Albertans by providing the education and training opportunities they need to prepare for the workforce. Through Advanced Education’s investments in people, infrastructure and research capacity, the post-secondary sector helps drive job creation, innovation, and the development of skilled and adaptive workers who contribute to a competitive Alberta economy.

Advanced Education’s operating expense forecast for 2020-21 increased by $1 million from Budget 2020 which reflects the Post-Secondary Institutions’ (PSI) actions to bring spending in line with other jurisdictions while managing the COVID-19 pandemic through transformative changes such as shifting to an on-line service delivery model. Budget 2021 will introduce performance based funding, where a portion of base operational grant funding will be contingent upon achieving specific performance outcomes. The performance based funding approach was delayed as PSIs dealt with the COVID-19 pandemic.

Implementation of the Alberta 2030: Building Skills for Jobs strategy will begin in 2021-22. This strategy aligns with the Recovery Plan by transforming the adult learning system to focus on providing the high-quality education, skills and training needed to get Albertans back to work, meeting current and future labour market demands, and driving innovation to make Alberta competitive in a 21st century global economy.

In 2020-21, own-source revenue for PSIs is forecasted to cover 47 per cent of PSI operating expense. By 2023-24, this will rise to 52 per cent. The increased spending in 2020-24 by PSIs is funded through additional revenue from sources other than Alberta’s government.

The MacKinnon Panel reported that Alberta spent $36,500 per student on post-secondary education, which was significantly more than the three comparator provinces: British Columbia spent $31,300, Ontario spent $21,500 and Quebec spent $25,800 per student. Budget 2021 continues working towards aligning per-student spending with the average of the three comparator provinces.

Post-Secondary Institutions - Funding Sources
(millions of dollars)

	2019-20	2021-22		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Operating Expense funded by Government of Alberta	2 ,680	2,537	2,498	2 ,363	2 ,250	2 ,253
Operating Expense funded by Own-Source / Reserves	2,367	2,160	2,200	2,250	2 ,400	2 ,429
Total PSI Operating Expense	5,046	4,697	4,698	4,613	4,650	4,682

Operating Expense funded by Own-Source / Reserves	47%	46%	47%	49%	52%	52%

104	Expense | Fiscal Plan 2021 – 24

Ministry of Advanced Education – Operating Expense

(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Ministry Support Services	9	8	8	7	7	7
Program Delivery Support	77	70	74	72	72	75
Support for Adult Learning	67	74	78	75	74	71
Student Aid	188	184	184	189	193	195
Foundational Learning Supports	89	93	78	92	92	93
Post-Secondary Operations	5,046	4,697	4,698	4,608	4,645	4,677
Sub-total Operating Expense (before COVID-19 / Recovery Plan)	5,477	5,126	5,119	5,044	5,085	5,118
COVID-19 / Recovery Plan	17	-	8	12	12	5
Total Operating Expense	5,494	5,126	5,127	5,055	5,097	5,123

Social Services

Children’s Services

The Ministry of Children’s Services provides children, youth and families in Alberta with the supports they need to thrive in healthy families and communities. Children’s Services is committed to helping build strong and resilient families and communities from early learning, child development and community-based prevention through to early intervention supports and intervention services.

The ministry’s 2020-21 forecast is $98 million higher than Budget 2020 due to including $72 million for the child care Safe Restart federal government program and $23 million in critical worker benefits for child intervention and child care programming. In addition, the ministry has reallocated $28 million in supports to assist child care centers to safely re-open. The forecast also includes $11 million in child care federal supports directed to child care providers. The operating expense is $1.7 billion in 2021-22 and remains flat over the following two years.

The ministry provides services and supports to protect children and youth who are at risk of being neglected and abused. The ministry determines care options based on the child’s best interest, safety and well-being, which includes kinship care or care with a family member, foster care, guardianship and adoption. The ministry supports youth who have received program supports and services for the transition to adulthood, including the Advancing Futures program, which provides supports for youth pursuing a post-secondary education.

Child care is essential for Alberta’s economic recovery. Through improving access to accessible and quality child care, the ministry supports Alberta’s economy by creating employment opportunities and supporting parents to participate in the workforce. After conducting the first child care consultation with Albertans in more than a decade, changes were made to the legislation, regulations and policy governing child care, to improve the safety and quality of child care while decreasing unnecessary red tape for operators and increasing choice for parents.

Expense | Fiscal Plan 2021 – 24	105

The ministry collaborates with other ministries, other levels of government, agencies, civil society organizations, First Nations, Inuit, Metis and urban Indigenous communities to promote heathy families and communities. Children’s Services works with Indigenous children and families by preserving a child’s connection to family and cultural upbringing. The ministry also works with other ministries and communities to combat human trafficking and domestic violence.

Ministry of Children’s Services – Operating Expense

(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Ministry Support Services	6	6	6	6	6	6
Child Intervention	864	864	864	879	862	861
Child Care	402	390	244	386	418	418
Early Intervention Services for Children and Youth	97	91	91	92	92	92
Policy, Innovation and Indigenous Connections	7	10	9	9	9	9
Alberta Child Benefit	172	46	49	-	-	-
Alberta Child and Family Benefit	-	230	240	345	335	325
Sub-total Operating Expense (before COVID-19 / Recovery Plan)	1,548	1,636	1,503	1,717	1,722	1,710
COVID-19 / Recovery Plan	-	-	230	-	-	-
Total Operating Expense	1,548	1,636	1,734	1,717	1,722	1,710

Community and Social Services

The Ministry of Community and Social Services provides supports to help Albertans meet their daily needs, find good jobs and live independently in inclusive communities. In addition to disability and employment services and financial supports, the ministry supports Albertans fleeing domestic and sexual violence and those experiencing homelessness.

The 2020-21 operating expense forecast included $72 million in spending to respond to COVID-19 for homeless and women’s shelters and critical worker benefit for essential workers, which is offset by lower demand for income support programs. In 2021-22, operating expense for Community and Social Services will total $3.9 billion. It is estimated that operating expense will increase by 2.4 per cent to $4 billion by 2023-24.

The COVID-19 pandemic has affected all ministry supports. While some Community and Social Services programs have seen temporary lower caseload growth, such as the Assured Income for the Severely Handicapped (AISH), Persons with Developmental Disabilities (PDD) and Income Support programs, others have had to ramp up supports as part of Alberta’s public health response. In 2021-22, Community and Social Services will continue to serve vulnerable Albertans in communities across the province and support Alberta’s Recovery Plan.

Disabilities programming provides financial support, health benefits, daily living and other community supports for Albertans with disabilities. The ministry has committed $5 million in 2021-22 to build on successful partnerships supporting employment opportunities for Albertans with disabilities. In addition, Community and Social Services will continue to look

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at options for providing supports to First Nations people living on reserve, to improve supports for people with developmental disabilities.

While the COVID-19 pandemic has temporarily reduced caseload growth in many programs, Budget 2021 anticipates a return to pre-pandemic growth rates in the coming year.

Government helps support strong, resilient, violence-free communities by partnering with civil society organizations. Community and Social Services is providing $7 million for the Civil Society Empowerment Fund to help non-profit organizations and charities address pressing social challenges. To help promote healthy relationships and support Albertans leaving domestic violence and abuse, $13 million will be provided in 2021-22 for sexual assault services and over $5 million will be provided in 2021-22 for the Family Violence Prevention programs. The ministry is also expanding the successful Family Managed Supports model by spending approximately $2 million in 2021-22 to establish four new family-governed resource centres to provide tools, resources and information to help families manage their Family Support for Children with Disabilities (FSCD) and PDD services in St. Paul, Grande Prairie, Medicine Hat and Edmonton. The Family and Community Social Services program, which supports communities through preventative social services that help enhance Albertans’ well-being and increase their ability preparedness for crisis situations, is maintained at $100 million each year.

The COVID-19 pandemic has hit Alberta’s vulnerable citizens the hardest. Alberta’s government has partnered with homeless-serving agencies in the community to work tirelessly to expand their services to make sure any individual can access basic necessities. Alberta’s government will continue to provide over $193 million, as part of regular operations, for Homeless Support and Outreach Services so community partners can continue to provide services and supports to Albertans experiencing homelessness.

Ministry of Community and Social Services – Operating Expense

(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Ministry Support Services	13	12	12	11	11	11
Employment and Income Support	1,006	936	806	853	837	778
Assured Income for the Severely Handicapped	1,310	1,290	1,326	1,359	1,426	1,494
Disability Services	1,333	1,342	1,322	1,333	1,348	1,366
Homeless and Outreach Support Services	197	196	196	193	193	193
Community Supports and Family Safety	108	135	135	137	137	137
Sub-total Operating Expense (before COVID-19 / Recovery Plan)	3,965	3,910	3,797	3,886	3,952	3,979
COVID-19 / Recovery Plan	60	-	72	-	-	-
Total Operating Expense	4,025	3,910	3,869	3,886	3,952	3,979

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Seniors and Housing

The Ministry of Seniors and Housing provides programs and services to assist seniors and promote their safety and wellbeing. The ministry also supports the development of affordable housing and ensures Albertans in need have access to housing options.

The ministry’s operating expense budget is $673 million, a $6 million increase from the 2020-21 forecast. This reflects $30 million of additional funding in 2020-21 provided for seniors’ lodges to meet COVID-19 related public health orders by the Chief Medical Officer of Health to provide personal protective equipment and cleaning supplies along with additional staffing costs. The impact of the COVID-19 pandemic and economic downturn are projected to have lasting effects for at least the next two years. In addition, the growth in seniors’ population will result in increases in caseloads for financial assistance. At the same time, the ministry is committed to strong fiscal management and ensuring programs are cost effective in delivering services to those most in need.

The seniors’ population is growing while, at the same time, life expectancy continues to increase. As the fastest growing segment of the population in Alberta, the number of seniors is expected to increase to over 1 million by 2035 resulting in increased caseloads. Alberta’s government supports and protects Alberta’s seniors by providing some of the highest financial supports in the country. It is a priority to ensure the future sustainability of seniors’ financial assistance programs and continued protection for those most in need.

Population Projection for Alberta Seniors 65 years and over (2020-2038)

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In order to continue supporting seniors in these unprecedented times, Alberta’s government has decided to pause its plan to adjust benefit phase-out rates and eligibility thresholds for new applicants. Alberta’s maximum benefits and qualifying income thresholds will remain among the highest in the country. It is also important to note that three provinces do not offer a comparable seniors benefit program.

Seniors Benefit Comparison
	Max Monthly Benefit (single)	Max Monthly Benefit (couple)	Annual Non- deductible Threshold (single)
AB	$ 285.92	$ 428.83	$ 21,515
BC	$ 49.30	$ 120.50	$ 1,200
SK	$ 270.00	$ 470.00	$ 4,560
MB	$ 54.00	$ 116.00	N/A
ON	$ 83.00	$ 166.00	$ 1,992
QC		No seniors benefit program
NB	$ 33.33	$ 33.33	+
NS		No seniors benefit program
PEI		No seniors benefit program
NL	$ 109.42	$ 109.42	$ 29,402*
Average	$ 44.10	$ 95.50	$ 1,064
(BC, ON,QC)

All data as of January 26, 2021.

Annual income thresholds based on publicly available data.

+ Same benefit amount ($400/yr.) for singles and couples paid if seniors/couple receives GIS.

* Same benefit maximum and thresholds for singles or couples.

Seniors and Housing continues to provide affordable housing to Albertans in need through seniors’ lodges, seniors and family community housing, special needs housing and rental supports.

The recently released Affordable Housing Review Panel’s report, which was accepted by Alberta’s government, sets the foundation for transformative change within the affordable housing system. The report contains 19 recommendations under five broad themes; focusing on affordable housing, unlocking existing equity and building sector capacity, promoting partnerships, simplifying administration and supporting innovation.

Based on these recommendations, Seniors and Housing is developing a strategic plan and redesign to ensure the affordable housing system’s financial sustainability and ability to respond to growing demand. Seniors and Housing is further undertaking a review of the Alberta Social Housing Corporation assets to ensure that affordable housing is delivered through the most appropriate mechanisms to efficiently and sustainably deliver on the strategic plan under development.

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Budget 2021 also provides a $16 million reinstatement to the Rental Assistance program in 2021-22 which will help more Albertans in need of affordable housing. This increase aligns with the recommendations of the Affordable Housing review. This will ensure the sustainability of the program during the housing system’s transformation so Albertans can continue to count on supports during these unprecedented times.

Ministry of Seniors and Housing – Operating Expense

(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	5	5	5	4	4	4
Alberta Seniors Benefit	405	422	414	450	476	479
Alberta Social Housing Corporation	180	173	173	182	182	182
Housing	12	11	11	10	10	10
Seniors Services	31	26	26	26	27	27
Sub-total Operating Expense (before COVID-19 / Recovery Plan)	634	637	630	673	699	702
COVID-19 / Recovery Plan	-	-	36	-	-	-
Total Operating Expense	634	637	666	673	699	702

Alberta’s Recovery Plan Alberta’s Recovery Plan has three objectives:

●	Jobs today and Jobs Tomorrow;

●	Build Infrastructure; and

●	Diversify the Economy.

Since June 2020, over 100 projects have been funded as part of the Recovery Plan. These include $175 million to recapitalize the Alberta Enterprise Corporation, acceleration of the Job Creation Tax Cut, the introduction of the Innovation Employment Grant, and the modernization of irrigation infrastructure. However, until we achieve mass vaccination, recovery will be slow.

Funding to Key Economic Sectors

As part of the government’s commitment to the Recovery Plan, $1.5 billion over four years is provided for key economic sectors that will build and diversify Alberta’s economy and create tens of thousands of jobs. Key sectors include agriculture and forestry; tourism; technology and innovation; energy; aviation, aerospace and logistics; finance and “fintech” (financial technology) and culture.

Technology and Innovation Strategy

The Technology and Innovation Strategy focuses on four streams – vision and branding, capital and investment, talent, and system optimization. The strategy will result in Alberta developing, attracting and retaining a future ready workforce with skills aligned to diversify and grow Alberta’s economy. It will also support Alberta in leading the country in attracting capital and investment

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by 2030; and developing a competitive landscape and the right enablers to drive entrepreneurship and grow priority sectors. By 2030, technology firms will have created 900 new companies and 20,000 new jobs with increases in revenue of $5 billion. To enable this, Alberta Innovates Corporation will receive operating expense increases of $15 million in 2021-22 and $10 million in each year of 2022-25 for enhanced accelerator and scale-up programming to streamline and improve business processes for entrepreneurs.

The Innovation Employment Grant (IEG) promotes economic growth and employment through support to small and medium-sized firms that invest in research and development. As firms grow, and begin to commercialize and sell their products, they will benefit from Alberta’s low corporate tax rates. The IEG, combined with support provided through Alberta Innovates and other measures, makes Alberta one of the most attractive places in Canada to undertake research and develop new products.

Through the Digital Strategy, Alberta’s government will employ digital technologies to achieve cost savings and improve service delivery to Albertans. The digital strategy will also focus on improving access to government services and maximizing value to government by leveraging partnerships to drive innovation, and simplify interactions between citizens, businesses, and government, improving agility, responsiveness, and accessibility.

A Provincial Broadband Strategy is under development that is expected to help close the digital divide between rural and urban communities, strengthen Alberta’s economic development and job creation potential with increased connectivity province wide, enable investments in areas such as agri-technology, and telehealth and modernize government services to allow Albertans to access them digitally.

Agriculture Strategy

The Agriculture Strategy combines existing strengths in agriculture with emerging growth opportunities. It focuses on attracting investment for value-added and diversification of agricultural products, broadening export opportunities and expanding irrigation infrastructure. As part of the Recovery Plan, Alberta’s government has set a target to attract $1.4 billion in investment, which will create more than 2,000 jobs in emerging sectors like hemp, agri-technology and value-added processing. The Forest Jobs Action Plan ensures the forest industry’s annual allowable cut supports key economic investment, maintains hundreds of short-term jobs and sustains up to 1,600 jobs over the long-term.

Culture Strategy

The Stabilize Program supports music, performing arts and landmark cultural events that have been hard hit by public health measures. The program will provide up to $22 million in 2020-21 and $15 million in 2021-22 to enable Alberta-based professional and amateur elite sports teams and leagues and organizations that own and/or operate live performance cultural infrastructure to offset financial losses due to cancelled activity and remain financially

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sustainable. A sub-stream will set aside $5 million in 2020-21 to match dollar for dollar donations of at least $250,000 from a qualified donor to a qualified recipient. The program will also enable sports and cultural organizations to adapt their practice, explore new operating models, and collaborate to reopen and offer a series of live events through to 2022.

Energy Strategies

These strategies will support competitiveness in the oil and gas industry, maximize value from hydrocarbons and capitalize on emerging opportunities. It includes the Site Rehabilitation Program, the Natural Gas Vision and Strategy, the Alberta Petrochemicals Incentive Program, the Mineral Strategy, and Geothermal Resource Development.

Alberta has the geological potential to supply the global demand for strategic, critical, and non-critical minerals, as well as large potential for geothermal energy to be part of the green energy mix. Both sectors are nascent industries with the opportunity to directly contribute to the government’s focus on getting Albertans back to work, re-launching Alberta’s economy, and securing long-term prosperity. A clear, predictable and robust regulatory regime is key to boosting investor confidence, attracting investment and ensuring responsible resource development.

Alberta’s Natural Gas Vision and Strategy will maximize value from hydrocarbons with a plan to support long-term growth of Alberta’s natural gas industry. Liquefied Natural Gas (LNG) is a key opportunity for Alberta and Canada and targeted investments supporting LNG projects will create jobs and grow the economy at home, while also helping to lower global emissions by displacing coal in South-East Asia.

Finance and Fintech Strategy

The Finance and Fintech Strategy leverages Alberta’s advantages of low corporate tax rates, support for innovators, and red tape reduction. Actions include establishing a new concierge office for the financial sector. The office will liaise with Invest Alberta, regulators, and potential investors to provide a single point of contact for any entity looking to invest, or assist with investment, in Alberta. The office will assist with navigating financial sectorlegislation and regulations. In addition, a three-year research partnership with the University of Calgary, and other interested institutions, will be established to help inform policy decisions on industry development and other key financial sector issues. The introduction of captive insurance in Alberta is being considered as it could provide additional insurance capacity for Alberta’s energy sector and would add to the expertise and diversity of the Alberta-based finance sector. In addition, establishing an Alberta specific regulatory sandbox that focuses on the fintech sector is being evaluated. It would reduce the regulatory burden on new fintech products and services, and allow firms to test products and services without sacrificing consumer protection.

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Labour and Talent Strategy

The Labour and Talent Strategy will increase work-integrated learning opportunities, expand the apprenticeship model and micro-credentials, and enhance connections between post-secondary and industry. Through a partnership with Mitacs International, over 3,800 internship opportunities for Alberta students will be created over 2021-24. Additional funding for CAREERS: The Next Generation will expand on government’s commitment to building skills and will help young Albertans explore careers in the trades through internships and other similar educational opportunities. These opportunities support students to develop skills that will increase their employability and labour market resilience.

Pharmaceuticals and Life Sciences Strategy

The Pharmaceuticals and Life Sciences Strategy will enhance commercialization of pharmaceutical and life sciences technologies, helping to diversify and strengthen Alberta’s economy. The Strategy will optimize system support and collaboration between academia, industry and government to boost sector growth, attract investment, and create knowledge-intensive jobs. Starting in 2021-22, $5 million annually will be provided to the Li Ka Shing Applied Virology Institute.

Tourism Recovery Plan

The Tourism Recovery Plan aims to position the tourism industry for recovery and growth after the pandemic. To support the recovery of this vital industry, Alberta’s government provided an abatement of the Tourism Levy to March 31, 2021. An additional $8 million was provided in 2020-21 to destination marketing organizations in Calgary, Edmonton, Banff, Jasper and Canmore. In addition, Travel Alberta will evolve to a destination marketing organization including destination and product development, research, and visitor services in addition to promotion. A Senior Representative for Tourism Investment and Parks Liaison will be created within the Invest Alberta Corporation. To attain the goal of doubling tourism by 2030, funding has been increased by $22 million annually starting in 2021-22.

Other Strategies

Aviation, Aerospace and Logistics Strategy

The Aviation, Aerospace and Logistics Strategy aims to expand Alberta’s aviation, aerospace and logistic capabilities, while enhancing Alberta’s position as a logistics hub. To support this strategy, members of the Strategic Aviation Advisory Council will be appointed. The Council and other key stakeholders will be engaged to inform the development of the Aviation, Aerospace and Logistics Strategy. A rail capacity assessment will be completed to inform the next steps regarding proposals for new rail lines (e.g. Alberta to Alaska) and related resource corridors. There is an emerging opportunity to leverage the province’s two large international airports and other logistic infrastructure

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hubs and to further enhance Alberta’s position as an innovative hub that moves people in and out of the province and facilitates trade flow of goods.

Film and Television Tax Credit

The Film and Television Tax Credit will accelerate the growth of Alberta’s film and television sector, immediately create new jobs to support economic recovery, further align the tax credit with other jurisdictions in Canada to make Alberta more competitive, raise Alberta’s profile as a tourism destination and promote Alberta’s brand.

Investment and Growth Strategy

The Investment and Growth Strategy will increase Alberta’s competitive advantage, improve the investment attraction ecosystem, and raise Alberta’s reputation as an investment destination. To maintain our competitive advantage, the Investment and Growth fund will be created to close deals. The Fund will be deployed by the Invest Alberta Corporation, and will support Alberta’s economic recovery by creating good jobs for Albertans; making Alberta more competitive in the long term; accelerating economic diversification in industries of the future; and demonstrating to investors around the world that Alberta is open for business.

Manufacturing Strategy

The Manufacturing Strategy aims to reverse stagnation in manufacturing by increasing competitiveness in areas of traditional manufacturing strength and enabling growth of Alberta’s advanced manufacturing capabilities. An evidence-based manufacturing strategy is planned for the fall of 2021 which will focus on enhancing competitiveness in areas of traditional manufacturing strength; and enabling growth of Alberta’s advanced manufacturing capabilities.

Other Supports for Economic Recovery

Alberta Jobs Now Program

This program will ensure that Albertans have the skills they need to get back to work and encourages employers to create jobs, stimulating the broad economic recovery. Employers can apply for this funding to hire and train new employees, which will increase employment opportunities, skills development and alignment to the labour market and employer needs.

Alberta Advantage Immigration Strategy

Alberta’s government is creating new immigration streams to spur job creating entrepreneurship, tech start-up ventures, and boost economic growth in rural communities. The new streams will be focused on the International Graduate Entrepreneurs, Foreign Graduate Start Up Visas, Rural Entrepreneurs and Rural Renewal.

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Other Ministries

Agriculture and Forestry

The Ministry of Agriculture and Forestry will support the strategies ensuring growth, prosperity and diversification for Alberta’s agriculture, food and forest sectors. The ministry is also responsible for wildfire and forest management, and food quality and safety. In response to the recommendations from the Spring 2019 Wildfire Review, the ministry will implement initiatives to enhance the effectiveness and efficiency of its wildfire management program, and support the safety of the public and its firefighters.

The ministry’s 2020-21 operating expense forecast of $892 million reflects an increase of $59 million from Budget 2020 mainly for increased spending to enhance control of mountain pine beetle infestations, support COVID-19 safety measures in the forest industry, prepare for and respond to wildfires during the COVID-19 pandemic by hiring 200 additional firefighters, provide additional support for community FireSmart initiatives, and to provide agricultural training support during the pandemic. The 2021-22 operating expense budget of $841 million is lower than the 2020-21 forecast, due to the temporary increase in spending for COVID-19/Recovery Plan expenses in 2020-21. Significant new investments in irrigation infrastructure are included in the Capital Plan.

Budget 2021 supports continued operational efficiencies within the Agriculture Financial Services Corporation (AFSC) and the commitment to continued support and increased access to financial resources to Alberta’s producers and agri-businesses through an increase in lending limits. AFSC’s introduction of a 20 per cent crop insurance premium reduction will result in about $55 million staying in the hands of producers. AFSC’s healthy crop fund reserve makes the reductions in premium rates possible without posing significant risk to the overall program. Budget 2021 provides $37 million annually to farmer-led agriculture research through partnership with Results Driven Agriculture Research. The ministry continues to deliver on government’s commitment to fight mountain pine beetle, leveraging a provincial investment of $30 million in 2021-22 into an additional $19 million from the federal government, for a total spend of $49 million on this program.

Culture, Multiculturalism and Status of Women

The Ministry of Culture, Multiculturalism and Status of Women works to improve Albertans’ quality of life through support of cultural development, historical preservation and increased gender equality.

The ministry’s 2020-21 operating expense forecast is $197 million, an increase of $12 million from Budget 2020 primarily due to the Stabilize Program. This program will provide up to $37 million in one-time grant funding over 2020- 21 and 2021-22 to assist sport, arts, and culture organizations rebuild and find innovative ways of participating in Alberta’s economic recovery. By 2023-24, the ministry’s operating expense will lower to $146 million, primarily due to the gradual conclusion of the screen-based production grants that have been

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transitioned to the Film and Television Tax Credit in the Ministry of Jobs, Economy and Innovation.

Energy

The Ministry of Energy supports the Energy Strategies through the stewardship and responsible development of energy and mineral resource systems.

The ministry’s 2020-21 operating expense forecast is $731 million, which reflects an increase of $225 million from Budget 2020, primarily for the Site Rehabilitation Program. The ministry’s operating expense budget is $963 million in 2021-22, an increase of $233 million from the 2020-21 forecast primarily due to the Site Rehabilitation Program, which increases from $251 million to $452 million. Budget 2021 will continue to focus on operational efficiencies, achieving savings of $15 million annually while ensuring investments support job creation and economic recovery. Budget 2021 includes $28 million for the Minerals Strategy and geothermal resource development and will continue to honour commitments for a value-added natural gas strategy and a new petrochemical incentive program focused on emerging opportunities.

Environment and Parks

The ministry’s 2020-21 operating expense forecast is $867 million, which reflects an increase of $335 million from Budget 2020, primarily to support the ministry’s economic stimulus plan funded by the Technology Innovation and Emissions Reduction (TIER) fund. The ministry’s operating expense is budgeted at $499 million for 2021-22, which is $368 million, or 42 per cent lower than the 2020-21 forecast reflecting the one-time funding that was provided for TIER in 2020-21. Shifting portions of program delivery and administration to third parties for Wetland Replacement and Caribou Restoration activities will reduce expenses by $10 million in 2021-22 and $18 million in each year thereafter, without impacting the overall programs or services.

In addition to delivering on government’s commitment to TIER, Environment and Parks is responsible for providing Albertans and visitors opportunities for nature-based experiences and outdoor recreational activities through access to provincial and urban parks, public lands, and providing educational, interpretative and experiential programs and services. Budget 2021 includes $81 million in operating expense for Alberta Parks, to address increased recreational activity on Crown Lands and support the vision for a parks system managed in partnership with municipalities, Indigenous communities and non-profit societies – integrating environmental stewardship with recreational access and conservation.

To support government’s commitment to improving data collection on environmental outcomes related to Parks and public lands, Budget 2021 includes $13 million for the Digital Regulatory Assurance System over the next three years. This regulatory transformation will shift applications for non-energy development activities (for example fertilizer, rock and cement, mineral,

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sand and gravel, water use for developments, livestock grazing) to a new online system. The transformed system will support economic development and Red Tape Reduction and an outcomes-based regulatory approach.

Reducing Emissions

Alberta’s government continues to take action on climate change, primarily through the TIER system, to achieve real greenhouse gas emission reductions while encouraging investment across industries and supporting thousands of jobs in Alberta, especially in the trades. TIER provides a strong incentive for an improved approach to emissions management and keeps our industry competitive with investments in the development and deployment of emissions reduction technologies.

TIER is leveraging expertise across the province to deliver clean energy and industrial energy efficiency projects that reduce emissions and operating costs in oil and gas and other industrial facilities.

Alberta’s government continues to implement provincial climate policies that make sense for our unique economy with a focus on investments in technology and innovation.

On January 1, 2020, both federal and provincial rules regarding methane emissions took effect. Alberta’s government successfully reached an equivalency agreement with the federal government standing down the federal methane regulation in Alberta and reducing the red tape of dual regulation. Alberta’s methane regulations will result in equivalent or greater methane emission reductions at approximately half the cost to industry. Alberta’s government also advocated strongly to reduce the disproportionate impacts on Alberta’s industries from the proposed federal Clean Fuel Standard and in December 2020 the federal government decided not to apply its regulation to gaseous and solid fuels.

In response to the unprecedented economic consequences of the COVID-19 pandemic and low oil prices in 2020-21, Alberta’s government invested up to $750 million over three years for a suite of programs reducing industry emissions and supporting over 3,000 jobs. Investments for innovative projects for small, medium and large industries across all sectors in Alberta are helping facilities lower emissions, create investment opportunities and cut costs.

Alberta will invest $1 million from TIER on a series of programs promoting Alberta’s strong Environmental, Social, and Governance (ESG) reputation, positioning the province to sustain and attract investment.

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Technology Innovation and Emissions Reduction
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Revenue
TIER Fund	403	421	313	353	385	362
Federal Low Carbon Economy Leadership Fund and Other Dedicated Revenue	33	-	1	27	-	-
Total	435	421	314	412	411	362

Allocations
Innovation and Technology and Carbon Capture and Storage Projects	233	287	564	120	149	139
Low Carbon Economy Leadership Fund Projects	-	-	-	58	27	-
Regulatory and Operations	9	11	11	11	11	11
Coal Phase-Out Agreements and Workforce Transition	75	79	79	19	4	4
Climate Resilience Projects	26	-	50	5	4	-
Deficit Reduction and Canadian Energy Centre	145	160	106	125	141	130
Total Allocations	488	537	810	338	336	283
Amount Available for Future Carbon Capture Projects (Cumulative)	-	-	-	73	149	227

Executive Council

Executive Council supports the Premier, Cabinet and ministries as they deliver and implement government’s agenda. The ministry helps ensure Alberta’s priorities are advanced across Canada and internationally.

The ministry’s 2020-21 operating expense forecast is $16 million, which reflects $334,000 lower spending than Budget 2020, due to position management and reduced travel expenses. Budget 2021 reflects a $2 million increase in each year for the Environmental, Social and Governance Secretariat, included in the $6 million in each year for Intergovernmental Relations.

Indigenous Relations

The Ministry of Indigenous Relations, through the Alberta Indigenous Opportunities Corporation (AIOC), is continuing to work with Indigenous communities to build a strong foundation for future economic growth, innovation and diversification.

The ministry’s 2020-21 operating expense forecast of $129 million reflects $74 million lower spending than Budget 2020 as a result of lower spending in the First Nations Development Fund (FNDF) program impacted by the COVID-19 pandemic. The ministry’s total operating expense is budgeted at $180 million for 2021-22, an increase of $51 million from the 2020-21 forecast, reflecting the projected increase in gaming revenues supporting the FNDF program. Through Budget 2021, the ministry will continue to provide expert advice, guidance, and specialized knowledge to other ministries to enhance the inclusion of Indigenous perspectives in the development, implementation and monitoring of policies, programs and initiatives, and support engagement with Indigenous communities.

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Budget 2021 includes $9 million of operating support and a commitment of up to $1 billion for the loan guarantee program to increase Indigenous access to capital markets and support Indigenous investments in natural resource projects. In 2020, the AIOC provided a $93 million loan guarantee, enabling a consortium of First Nations in Alberta to participate in the $1.5 billion Cascade Power Plant Project. It is anticipated that this project will employ approximately 600 workers at the peak of construction as well as approximately 25 direct, long-term skilled jobs which will have a positive impact on the local economy.

Budget 2021 provides $3 million for the Indigenous Litigation Fund in 2021- 22, supporting pro-development First Nations in defending their right to be consulted on major energy projects. This program will support government’s commitment to ensuring Indigenous businesses and communities play a meaningful role in Alberta’s post-pandemic energy strategy and become partners in prosperity.

Infrastructure

The Ministry of Infrastructure is responsible for planning, building and managing government-owned infrastructure that contributes to the province’s economy and Albertans’ quality of life.

The ministry’s operating expense budget is $425 million in 2021-22. Budget 2021 reflects continued efforts to maximize the efficiency of government-owned and operated infrastructure, through lower lease costs and reducing government space. These ongoing savings initiatives reduce operating expense to $403 million by 2023-24.

Jobs, Economy and Innovation

The Ministry of Jobs, Economy and Innovation leads economic development efforts, supports businesses and investors, and promotes Alberta’s tourism industry. The ministry also represents Alberta internationally by advancing export opportunities, attracting investment and leading negotiation on trade agreements.

The ministry’s operating expense forecast for 2020-21 is $1 billion, an increase of $706 million from Budget 2020 mainly due to spending for the Recovery Plan which is a bold, ambitious long term strategy to build, to diversify, and to create jobs. The ministry is leading the Recovery Plan and will develop strategies with partner ministries to grow key sectors and regions. The ministry will develop and implement a 10-year Tourism Strategy with Travel Alberta Corporation to double tourism in the province by 2030. Through the Investment and Growth Strategy, the ministry will encourage investors to choose Alberta to create good jobs for Albertans, make Alberta more competitive, and accelerate economic diversification. The ministry will also develop and implement a Technology and Innovation Strategy to support technology companies of all sizes and create new jobs in Alberta. Budget 2021, provides $362 million over three years for Jobs, Economy and Innovation to support the Recovery Plan. This is in addition to the $500 million recovery contingency in 2021-22.

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Justice and Solicitor General

The Ministry of Justice and Solicitor General helps ensure that all Albertans can live in safe and secure communities while having access to a fair and innovative justice system that is administered according to law.

The ministry’s operating expense forecast for 2020-21 is $1.4 billion which is unchanged from Budget 2020. A number of pressures, such as leasing additional space to support social distancing, were managed without increasing overall spending. The ministry’s operating expense for 2021-22 is $1.3 billion, which is $65 million lower than the 2020-21 forecast, mainly due to continued modernization initiatives. Modernization of the justice system continues through digitization, including the Justice Digital project which aims to ensure an effective and timely justice system that is adaptive to the evolving needs of the justice system as a whole. Continuing reforms across all court operations will increase court efficiency and reduce backlogs. Also, the creation of a new service delivery model to support victims of crime will begin by engaging stakeholders and Albertans. As part of the enhancements, the financial benefits program will be replaced with a new victim assistance program to be launched in 2021.

Labour and Immigration

The Ministry of Labour and Immigration supports a strong and diversified economy by working with job creators and stakeholders to develop a resilient workforce, promote safe, fair and healthy workplaces and attract skilled workers and entrepreneurs from across Canada and the world to Alberta.

The ministry’s 2020-21 operating expense forecast is $714 million, which reflects a $506 million increase from Budget 2020 mainly due to the Emergency Isolation Support, Workers’ Compensation Board Premium Support, and Critical Worker Benefit programs in response to the COVID-19 pandemic. The ministry is supporting Alberta’s economic recovery through the Alberta Jobs Now program to reduce employer costs to hire and train unemployed workers. In addition, continuing programs such as Training for Work and the Canada- Alberta Job Grant, provide funding for both Albertans and job creators to ensure their workers have the skills and knowledge required to support Alberta’s economy.

Municipal Affairs

The Ministry of Municipal Affairs helps municipalities provide well-managed, collaborative and accountable local government to Albertans. The ministry also provides funding, property assessment and taxation supports to municipalities, and is a key contributor to keeping Albertans safe.

The ministry’s 2020-21 operating expense forecast is $827 million, an increase of $586 million from Budget 2020. This increase reflects additional funding provided to local governments under the Municipal Operating Support Transfer, as part of the federal Safe Restart Agreement, and other COVID-19 pandemic programs and supports. Budget 2021 includes $10 million in 2021- 22 to assist elected authorities or other bodies to conduct a vote under the Alberta Senate Election Act and the Referendum Act.

120	Expense | Fiscal Plan 2021 – 24

Municipal Affairs will introduce new cost-sharing policies and funding limits for the Disaster Recovery Program, along with changes to Emergency Evacuation Payments under the responsibility of Community and Social Services, which will reduce provincial costs and encourage improved risk- management behaviours at both individual and community levels. These changes will be effective for 2021 disaster events and will bring Alberta’s programs in line with those offered in other provinces.

Service Alberta

The Ministry of Service Alberta plays a strategic role within Alberta’s government to support economic recovery by driving innovation, modernizing Alberta’s government, and fostering efficient delivery of programs.

Service Alberta’s 2020-21 operating expense forecast is $12 million higher than Budget 2020, which reflects increased package delivery services due to COVID-19 and priority Information Technology projects for cloud services. The ministry is supporting Alberta’s economic recovery by protecting Albertans and businesses in an increasingly complex and evolving economic and social environment, by taking actions to ensure that businesses can operate equitably and competitively. These actions include a comprehensive review of the Business Corporations Act to eliminate red tape and outdated provisions to help make Alberta a destination of choice for businesses in Canada. Service Alberta is working on the Digital Strategy which will reduce costs while also providing enhanced access to services for Albertans. Further, the ministry will enhance data and information management to make more informed and timely decisions and to support innovation. The ministry continues to work on the Broadband Strategy, which aims to support current and long-term plans for broadband connectivity across the province as part of Alberta’s economic recovery. The ministry is also evaluating the sale of Corporate, Land Title, and Personal Property Registries to create efficiencies and promote effectiveness.

Transportation

The Ministry of Transportation supports the province’s economic, social and environmental vitality by developing and preserving a safe, efficient and affordable multi-modal transportation system.

The ministry’s 2020-21 operating expense forecast is $468 million, an increase of $65 million from Budget 2020 primarily from stimulus funding to address pothole repairs and other critical maintenance activities, which creates good jobs and increases economic activity. Budget 2021 reflects the continued implementation of SafeRoads Alberta and support for commercial drivers under the Mandatory Entry-Level Training program, as well as the transition of passenger vehicle road tests back to a private delivery model.

Treasury Board and Finance

The Ministry of Treasury Board and Finance coordinates government-wide budgeting, reporting, financial management and economic analysis. The ministry also provides policy and regulatory oversight for Alberta’s liquor,

Expense | Fiscal Plan 2021 – 24	121

gaming, cannabis, financial securities, insurance and pension sectors; and provides guidance on human resource and communications initiatives through the Public Service Commission, and Communications and Public Engagement.

The ministry’s 2020-21 operating expense forecast is $1.7 billion, which reflects $41 million lower spending than Budget 2020. This lower spending is primarily due to the impacts of the COVID-19 pandemic on the transition of investment management services for the Alberta Teachers’ Retirement Fund, and investment funds for the Workers’ Compensation Board and Alberta Health Services to the Alberta Investment Management Corporation. As a result, the transition has been extended into Budget 2021. This lower spending is partially offset by increases in the Corporate Income Tax Allowance Provision, which is expected to more than triple in 2020-21, as a result of the economic downturn.

Efficient Delivery of Government Services

Public Sector Compensation

From health care workers to law enforcement personnel and teachers, Alberta’s public sector provides a variety of services to Albertans. The importance of the public sector has been highlighted by the critical part they have played in fighting the COVID-19 pandemic while putting their own lives at risk to ensure the health, safety and future success of Alberta and Albertans.

Approximately half of the government’s operating expense is related to compensation including that of Agencies, Boards and Commissions such as school boards, universities, colleges and hospitals. As Albertans, we all have a role to play in our economic recovery and difficult, but necessary, decisions are required to protect the high quality services that Albertans rely on.

A 1 per cent change in compensation equates to approximately $214 million annually for Alberta’s government. The MacKinnon Panel found that Alberta has a lower cost of living (measured by a comparison of provincial taxes and utilities in key cities in each of the provinces) and yet relative to other provinces, Albertans pay more than most Canadians for public services – in 2019, we paid $5,470 per person on public sector compensation, compared to $4,834 per person in British Columbia and $4,702 in Ontario.

In addition to addressing compensation efficiencies, Alberta’s government is also looking to support a more efficient public sector, which will ensure Albertans receive the best deal for their tax payer contributions. Alberta’s government is enabling private sector delivery of services when it is more efficient to do so. As outlined in Budget 2019, the size of Alberta’s public service is being reduced by about 7.7 per cent over four years from 2019-20 to 2022-23.

122	Expense | Fiscal Plan 2021 – 24

Compensation for Alberta’s Public Sector
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Alberta Health Services	8,531	8,315	9,288	8,615	8,160	8,090
School Jurisdictions	6,228	6,310	6,376	6,365	6,222	6,222
Post-Secondary Institutions	3,532	3,424	3,462	3,258	3,262	3,290
Alberta Public Service (Departments)	2,903	2,790	2,837	2,634	2,601	2,596
Other Government Agencies	618	623	581	602	603	608
Sub-total	21,811	21,462	22,544	21,474	20,847	20,806
Physician Compensation and Development [1]	5,268	5,227	4,968	5,206	5,286	5,315
Total	27,079	26,689	27,512	26,680	26,133	26,121

[1]	Excludes non-compensation expense included in the Ministry of Health’s operating expense on page 101.

Red Tape Reduction

Honouring government’s commitment to cut red tape by one-third by 2023, two Red Tape Reduction Implementation Acts were brought forward in 2020- 21, making 26 legislative changes to remove unnecessary burdens imposed on Albertans and businesses. Highlights include:

●	Making it easier and more affordable for non-profits to operate in Alberta.

●	Reducing trade barriers for grazing leases for farmers and ranchers.

●	Eliminating unnecessary delays in the oil sands approval process.

●	Speeding up timelines for subdivision and development permit approvals.

●	Creating greater certainty for developers by removing the ability of municipalities to take reserve land beyond the standard amount.

●	Improving access to adoption records and information for adult adoptees and family members while also reducing wait times for this information.

●	Implementing a platform commitment to support unrelated seniors who want to live in the same household.

Alberta’s government also established its first government-wide count of regulatory requirements, which currently stands at over 670,000 and has reduced over 9 per cent of these requirements as of January 2021.

For the first time ever, Alberta’s government received an “A” grade in the Canadian Federation of Independent Business Red Tape Report Card in 2021, an upgrade from last year’s “B-” and the previous string of “Fs.” Alberta not only was the most improved province, but now has the second highest grade out of all of the Canadian provinces.

Alberta’s government will continue to work with industry and Albertans to identify and eliminate unnecessary regulatory burdens while maintaining consumer, environmental, health and safety protections, and fiscal accountability.

For more information on red tape reduction, or to submit your ideas, visit https://www.alberta.ca/cut-red-tape.aspx or email CutRedTape@gov.ab.ca

Expense | Fiscal Plan 2021 – 24	123

Enterprise Resource Planning

Following work in 2018 to finalize the relevant contract, in 2020-21, Alberta’s government began implementation of a new suite of online business applications called 1GX (One Government eXperience). 1GX helps optimize organizational design and maximize efficiency for financial management, human resources administration, supply chain management and legacy application support.

The government is transforming its financial services through the use of centralized services and improved financial management.

Other Savings and Efficiencies

The MacKinnon Panel identified that a well-managed procurement process can streamline processes, reduce prices and costs, identify better sources of supply, control spending and contribute to the province’s brand as an excellent place to do business. As recommended, Alberta’s government has established a Procurement Council which will conduct a review in 2021 and provide recommendations to make procurement more accessible, fair, streamlined and efficient.

124	Expense | Fiscal Plan 2021 – 24

BUDGET 2021

GOVERNMENT OF ALBERTA | 2021 –24

Fiscal Plan
Capital Plan

125

2021 Capital Plan	129
Recovery Plan	131
Municipal Infrastructure Support	132
Capital Maintenance and Renewal (CMR)	133
Protect Quality Health Care	133
Roads and Bridges	134
Renewing Educational Infrastructure	135
Streamlining Service Delivery	135
Public Safety and Emergency Services	135
Agriculture and Natural Resources	136
Family, Social Supports and Housing	137
Other Capital Plan Envelopes	137
2020-21 Forecast	138
Capital Plan Details	139

Note: Amounts presented in tables may not add to totals due to rounding.

126	Capital Plan | Fiscal Plan 2021– 24

2021 Capital Plan

Alberta’s Budget 2021 Capital Plan demonstrates the substantial ongoing commitment of the Government of Alberta in the province’s future.

The past year has brought about some of the most significant challenges in our history. But Albertans are resilient and will rebound and thrive from these unprecedented challenges, and our government’s investments will serve as the foundation for recovery. For Budget 2021, we are setting out a robust Capital Plan, one that is vital to economic stimulus and recovery and is consistent with increased counter-cyclical spending introduced by the Government of Alberta in the wake of the pandemic-induced recession that began in 2020.

In 2020-21, spending on the Capital Plan was increased from $7 billion to $8.2 billion reflecting increased investment through Alberta’s Recovery Plan. This comprised $593 million in economic stimulus funding to municipalities, and $685 million in funding accelerated, or brought forward, from future years for Capital Maintenance and Renewal (CMR) projects and pothole repairs. A further $250 million for CMR has been allocated to 2021-22. Funding re-profiled from future years will help expedite needed CMR projects for existing infrastructure. In addition, we increased funding for strategic infrastructure projects across the province. The government’s counter-cyclical funding strategy, through careful informed investments, supports the province’s recovery and long-term prosperity.

The three year 2021 Capital Plan of $20.7 billion furthers the government’s commitment to recovery with new projects and ongoing support to stimulus funding outlined in Alberta’s Recovery Plan, with a $1.7 billion increase in 2021-22 from Budget 2020. Alberta’s Recovery Plan is a bold and ambitious strategy to build and diversify the economy, and create tens of thousands of jobs. It will move people from unemployment to jobs, building roads, bridges, overpasses, water projects, gas lines, schools, hospitals, long-term care homes for seniors, addiction treatment centres, tourism infrastructure, and much more. Further to this, jobs will continue to be supported from these projects after they are constructed and become operational, well into the future.

Among the new stimulus and recovery projects in the 2021 Capital Plan are 14 school projects and five new health care projects, including the La Crete Maternity and Community Health Centre and the cyclotron facility in Calgary. In addition, there is funding for two roads and bridges projects, the new Court of Appeal in Calgary, safety upgrades to the David Thompson Highway Corridor, the Bragg Creek Flood Mitigation project, increased investment in the Modular School Program, and the Mount Royal University -  Repurposing Existing Facilities project. The Capital Plan will also continue to support economic recovery by investing an additional $375 million in each year of 2022-23 and 2023-24 in future strategic projects to support Alberta’s Recovery Plan.

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The total Capital Plan of $20.7 billion over three years, with a $1.7 billion increase in 2021-22, will create opportunities for private sector participation and support more than 50,000 direct and 40,000 indirect jobs through to 2024. The key elements of this year’s plan emphasize:

●	Critical projects that drive economic stimulus, promote recovery and demonstrate the ability to support jobs;

●	Diversification of projects across industries; and

●	Prudent maintenance of the province’s existing infrastructure assets.

The 2021 Capital Plan will spend, on average, $6.9 billion per year on infrastructure projects. Across the province, health facilities, schools, roads and bridges are being planned, are under construction, or are already providing services to Albertans. Regardless of which stage each project is in, infrastructure projects allow for the continuous support of jobs that directly support our economy. Our communities are benefiting through the construction of schools, roads and other core infrastructure. By diversifying our economy and attracting investment through Canada’s most competitive tax environment, we are putting Alberta on a path for future growth.

As outlined in the chart below, municipal infrastructure support accounts for the largest portion of the Capital Plan at 33 per cent, followed by CMR at 17 per cent, roads and bridges at 14 per cent, and health care at 13 per cent.

Budget 2021 – Capital Plan Envelopes

Note: Excludes schools, universities, colleges, hospitals (SUCH) sector – self-financed investment and Economic Recovery Envelope.

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The government is committed to transparency and rigorous capital spending decision-making based on long-term strategic planning. This will be supported by a new Infrastructure Act (the Act) and a 20-Year Strategic Capital Plan. In times of fiscal restraint or economic stimulus, it is critical to have a comprehensive capital planning framework in place in order to manage costs, maximize benefits, and mitigate risks. This is particularly important when the government finds itself balancing fiscal and economic recovery imperatives.

The Act will demonstrate this commitment to transparency and rigour to support Capital Plan decision-making and helps address the recommendations from the MacKinnon Panel and Auditor General. It will formalize key aspects of the capital planning process and provide a governance framework and guiding principles for long-term, priority-based planning of public infrastructure in Alberta. Passing the Act will establish how government is raising the bar for evaluating projects proposed for each year’s Capital Plan, through a systematic approach, to guide the decision- making process. The 20-Year Strategic Capital Plan will support long-term capital planning and set a medium- to long-term vision for the government’s planned capital spending.

Recovery Plan

In response to COVID-19, and as part of Alberta’s Recovery Plan, there was over $900 million in planned Budget 2020 funding accelerated into 2020- 21 and 2021-22 for shovel-ready CMR projects. A total of $685 million is allocated in 2020-21, which includes pothole repairs, and $250 million is planned in Budget 2021. Of the $250 million planned in Budget 2021, $157 million is for transportation projects, $77 million is for government facilities, $13 million is for seniors and housing projects, while $3 million is for public safety equipment.

Economic stimulus funding for municipalities in 2020-21 was $593 million including water infrastructure projects, some of which resulted from re-profiling from future years as work progressed faster than anticipated. Municipal funding for economic recovery includes an additional $152 million committed in Budget 2021 with $110 million for water infrastructure and $42 million under the Strategic Transportation Infrastructure Program.

Another $457 million will be provided over the next three years, in addition to the $69 million funded in 2020-21, to address strategic infrastructure projects announced under the Recovery Plan. This includes the Highway 3 Twinning, the Terwillegar Expansion, and the Highway 201 Bow River Bridge on Southeast Stoney Trail, which will facilitate greater mobility and efficiency in Alberta’s transportation network, improving long-term productivity, attracting investment and spurring economic diversification.

An additional $750 million over 2022-23 and 2023-24 is included in the Budget 2021 Capital Plan for future strategic projects to support Alberta’s Recovery Plan. In addition, increased funding from Budget 2020 of $1.7 billion in 2021-22 is invested towards Alberta’s economic recovery.

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Municipal Infrastructure Support

Budget 2021 includes $5.9 billion over three years to support Alberta communities’ local infrastructure projects that will provide for a range of services and municipal infrastructure, including roads, clean water infrastructure and public transit. The province will continue to responsibly and sustainably invest in the infrastructure needs of communities. Budget 2021 ensures that the province is better able to support municipalities and distribute funding within the province’s fiscal capacity. Total funding to municipalities, which includes both provincial and federal funding, is forecast to average over $1.9 billion per year from 2021-22 through to 2023-24.

The MacKinnon Report recommended sustainable spending on municipal infrastructure and the alignment of funding to provincial goals, priorities, and fiscal capacity. Significant funding has been dedicated to municipalities over the past decades, and the province remains committed to supporting municipalities within our means.

A substantial amount of municipal infrastructure funding has been included as part of Alberta’s Recovery Plan, which accelerates capital spending that would not have occurred until later years. An additional $593 million in economic stimulus funding was committed to Alberta municipalities in 2020-21, some of which resulted from re-profiling from future years as work progressed faster than anticipated on water infrastructure projects. Government leveraged the opportunity to support jobs and the economy by investing in municipal projects through one-time funding injections.

Provincial funding that is accessible for municipal capital projects is dependent on the progress of those capital projects. The government has demonstrated strong support for municipal funding in the Capital Plan, both in previous years and with substantial investment through stimulus funding, to ensure municipalities have the cash flow they need to sustain ongoing multi-year infrastructure projects.

We must balance the significant up front investment in providing municipalities with the funding needed for important infrastructure projects for the next few years, with the need to restrain provincial expenditures to reduce our budget deficit. The additional funding for municipalities provided due to COVID-19 and the economic downturn requires the province to reduce average funding over the next few years, to ensure that government can continue to provide significant infrastructure support to municipalities over the long term.

Funding under the Municipal Sustainability Initiative (MSI) in 2021-22 will be $1.2 billion, providing a substantial investment when it is needed most. Funding will be reduced to $485 million in 2022-23 and 2023-24, resulting in an average funding level of $722 million per year. Funding in 2024-25 will be $722 million.

130	Capital Plan | Fiscal Plan 2021– 24

Capital Maintenance and Renewal (CMR)

The Budget 2021 Capital Plan provides $3 billion over three years for CMR, an increase of nearly $300 million from Budget 2020. In 2020-21, government increased funding for CMR from $937 million to $1.6 billion with a vision to stimulate job growth and support Alberta’s economy. A total of $685 million of approximately $900 million in accelerated stimulus funding was moved into 2020-21 from future years, as part of Alberta’s Recovery Plan. The accelerated funding supported approximately 5,000 jobs. CMR projects completed now reduces the need for those projects in the future. The CMR funding in Budget 2021 has been increased to $1.3 billion for 2021-22, comprising funding accelerated from future years and an additional increase. CMR funding will support jobs immediately while extending the useful life of existing infrastructure and reduce the need to replace infrastructure in the future. CMR projects can be initiated with a greater amount of immediacy than major capital projects.

The government is placing a significant focus on maintaining existing capital assets. Funding invested in maintaining capital assets directly impacts their lifespan and maintains their long-term value. The province has a strong infrastructure asset base, and with the right level of funding, at the right time, these valuable assets can be maintained and will last for years to come. When Alberta has fully recovered from the pandemic, we can collectively look back with pride at the work that will have been done to restore important public infrastructure that had been neglected in recent years.

Protect Quality Health Care

Since the COVID-19 pandemic began, Alberta’s health care system has been tested like never before. The government has acted in unprecedented ways to protect people through the worst of the crisis. Our ongoing public health response is demonstrating Albertan’s resolve and perseverance during these challenging times. Protecting Albertans from the health effects of COVID-19 is a top priority, demonstrated by the fact that Alberta spends more on health care per capita than comparator provinces.

Government is committed to providing high quality health care across the province. Health care services have a direct impact on the quality of life in Alberta and requires thoughtful and strategic investment. Budget 2021 dedicates $2.2 billion over the next three years to health care infrastructure projects including $143 million for new health care facilities. Significant health care projects are ongoing across the province, supported by investments through the Capital Plan. Including $766 million in Alberta Health Services self-financed capital, $343 million in CMR and $90 million for IT projects and programs, total health related capital funding is $3.4 billion over three years.

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New health care initiatives include $35 million over the next three years for a new La Crete Maternity and Community Health Centre that fully integrates ambulatory care, primary care, maternal health care and diagnostic services to serve La Crete and vulnerable remote communities in the area.

The government will invest $23 million in 2021-24 to renovate the Foothills Medical Centre Neonatal Intensive Care Unit (NICU) in Calgary. This project is a multi-phase renovation and will result in an increase of capacity from 39 to 58 NICU beds in the main building at the Foothills Medical Centre Campus. At a total cost of $83 million, this work will be completed with significant financial support from the Calgary Health Foundation.

The Rockyview General Hospital project will receive over $59 million in Budget 2021 as part of a $74 million commitment to relocate and redevelop the Intensive Care Unit (ICU) and the Coronary Care Unit (CCU), as well as the Gastrointestinal (GI) clinic, increasing capacity and ensuring best practices for clinical standards and patient care. The Calgary Health Foundation is also providing financial support for this project.

Also, Budget 2021 includes over $18 million for a new cyclotron and radiopharmacy facility in Calgary. Funding will enable the manufacturing of radiopharmaceuticals that are used in radiology and non-radioactive cold kits that are used clinically. Additional capacity in Southern Alberta will eliminate operational challenges and supply risks associated with remote production of the radiopharmaceuticals and isotopes that are required for quality health care.

Roads and Bridges

Roads and bridges are key infrastructure assets that enable economic growth and recovery. Infrastructure assets such as roads and bridges are economic enablers, connecting municipalities and communities throughout Alberta. Each year, thousands of kilometres of roadways are paved and built to allow for new and improved connections, increasing access to jobs, commerce, and tourism destinations. The 2021 Capital Plan invests $1.5 billion over three years to maintain Alberta’s extensive inventory of existing road and bridge infrastructure. In addition, there is $2.4 billion over the next three years for key projects that expand and enhance Alberta’s road network.

The 2021 Capital Plan provides increased funding of $297 million from Budget 2020 for CMR to maintain existing road and bridge infrastructure, and $51 million for P3 Ring Road Rehabilitation, which is required to meet P3 contractual requirements for the Calgary and Edmonton ring roads. In addition, it includes $135 million over the next three years towards the planning, design and construction of the new La Crete Bridge over the Peace River to replace the seasonal ferry at Tompkins Landing, which will reduce travel times and congestion, improve trade movements, and attract new investments to the region.

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Renewing Educational Infrastructure

Every year in Alberta schools are under construction in communities across the province. The 3-Year Capital Plan supports funding of $1.6 billion, including 14 projects for the construction of new schools, modernizations and design work to support school building priorities. Of this total, $140 million is provided for the province’s Modular Classroom Program in Budget 2021, an increase of $60 million in 2021-22, which allows for the strategic placement of modular classrooms to efficiently address student capacity requirements.

In 2020-21, 18 school projects were completed with a cost of almost $400 million and another 19 schools will be completed through 2021-22 with a cost of approximately $400 million. There is also over $1 billion in funding for 43 additional school projects underway.

Streamlining Service Delivery

Delivering services to Albertans is an essential function of government. Information service delivery systems play an important role in improving and delivering public services. The Capital Plan will invest $935 million over the next three years to develop and improve the systems used to deliver high quality programs and services. This includes expanding access to information and services through MyAlberta eServices, replacing and rationalizing out- dated government systems, and implementing innovative technology and new digital platforms to improve service usability for citizens and improve government efficiency. This investment allows for the government to continue to effectively deliver public programs and services such as health, transportation and justice services.

Public Safety and Emergency Services

The Budget 2021 Capital Plan will invest $568 million over the next three years for public safety and emergency services. This funding contributes to community safety, justice and flood recovery projects across the province. Ongoing projects in the Plan include the Bow Reservoir Options Project, Flood Recovery projects, and the Red Deer Justice Centre.

Funding of $9.1 million is committed for the Bragg Creek Flood Mitigation project, which includes construction of a permanent flood barrier and bridge replacement in the Hamlet of Bragg Creek, adjacent to the Elbow River.

New capital funding of $57.3 million over the next three years has been made available for the Court of Appeal project in Calgary, which will fund a purpose-built facility constructed to accommodate the unique functional requirements and long-term space requirements for the Court of Appeal. In addition, $2.5 million is budgeted for Courthouse Security Assessment Planning, to develop recommendations to address security and workplace health and safety concerns. The government will also fund $1 million for the Sheriffs Branch Facility Consolidation and Security Upgrade project to

Capital Plan | Fiscal Plan 2021– 24	133

conduct a comprehensive review of existing facilities in order to maximize the organization’s capacity for agility and service delivery while reducing its operating support costs.

Agriculture and Natural Resources

The 2021 Capital Plan invests $496 million in agriculture and natural resources projects across the province that will help develop and protect Alberta’s distinctive resources and support environmental sustainability.

Alberta’s Agriculture Strategy is one of several key government strategies with the objective of creating jobs, building infrastructure and diversifying the economy. Under this strategy, government will contribute approximately $245 million ($120 million over the next three years) towards an $815 million investment to expand Alberta’s irrigation infrastructure. This investment will result in an irrigation expansion of over 200,000 additional acres within existing irrigation districts in the province and will enable irrigation investment to drive economic growth, diversify the province’s economy, and contribute to long-term value-added food processing in Alberta. Through a strategic partnership with the Canada Infrastructure Bank and certain irrigation districts within the province, Alberta is able to accomplish more with funding contributions and cost sharing, for projects that will benefit Albertans for decades to come.

An $18 million investment in Budget 2021 is planned for the Watercourse Crossing Program that will focus on 50 high priority crossings in Alberta where a number of fish species are in significant population decline. An $11 million investment is also being made to the existing Watershed Resiliency and Restoration Program (WRRP) that aims to improve natural watershed functions in order to build greater long term environmental resiliency from floods and drought.

In addition, $8.4 million is committed to the David Thompson Corridor Upgrades project to improve and renew 12 tourism and recreation support sites along the David Thompson Highway, which will improve safety and support the increased demand for recreation and tourism activities in the area, benefiting the tourism industry and making the area more attractive for investment.

The Capital Plan will fund $1 million towards the Designated Industrial Zone Pilot (DIZ) project. This project will identify and evaluate potential infrastructure solutions to enable implementation of the DIZ in the Industrial Heartland, including a Regional Water Systems Feasibility Study and an Air Pollutant Abatement Equipment Feasibility Study. This year’s plan also invests $1.7 million for the Air Data Management System Development, an IT project that will store air quality data from industry, air sheds, special monitoring programs and projects, and has the ability to integrate with new data sources from academic institutions and the public in the future.

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Family, Social Supports and Housing

The government is spending $209 million on family, social supports and housing in Budget 2021. Building on the 1,200 new units that have been added in the last two years, an additional 1,800 units will be built to house individuals, families and seniors in need of social supports and housing in communities across Alberta. In addition, the Capital Plan includes funds for 500 shelter spaces in Edmonton and Red Deer.

Funding will be made available to plan and implement an integrated housing, health and social supports residence for Persons with Developmental Disabilities (PDD) complex needs. The PDD program helps adults with developmental disabilities get services to support them in the community.

The 2021 Capital Plan will dedicate $8.2 million over three years for the Lac La Biche Youth Assessment Centre Renovations project. This project will help to renew the Centre, which houses youth between the ages of twelve to seventeen who require child intervention services.

As work continues on important affordable and specialized housing development projects, funding in the Plan continues to maintain the 58,250 affordable housing units that serve over 110,000 Albertans.

Other Capital Plan Envelopes

Over the next three years, post-secondary institution projects will be supported by $191 million through the Capital Plan. Projects that expand student capacity and learning environments contribute to a strong foundation of graduates that help build the future. Ongoing projects include the University of Alberta Dentistry Pharmacy Functional Building Renewal, and the University of Calgary MacKimmie Complex.

New funding of $50 million in Budget 2021 will support the Mount Royal University - Repurposing Existing Facilities project for the renewal of existing space to add additional capacity to improve access to programs and increase functionality and utilization of existing vacant spaces for post-secondary learning.

Sport, recreation, cultural and community facilities will receive $251 million over the next three years. This funding supports the building and maintenance of community focused infrastructure to enhance the lives of Albertans. Existing projects include the Telus World of Science and Winspear Centre in Edmonton, as well as the Vivo for Healthier Generations and the Glenbow Museum in Calgary.

The 2021 Capital Plan invests $15.5 million towards the Calgary Zoo Canadian Wilds Redevelopment project to incorporate major upgrades and expansion of the River Otter habitat (Phase 1) and new habitats for the Polar Bear and related arctic species, which are new to the Calgary Zoo (Phase 2). With these additions and enhancements, and a new engaging experience, the Zoo expects to attract an estimated 300,000 more local, regional, national, and international visitors each year.

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2020-21 Forecast

The 2020-21 Capital Plan is forecast at $8.2 billion which is $1.2 billion above the Budget 2020 estimate. This increase in Capital Plan spending is primarily due to the Alberta’s Recovery Plan commitment and investment in economic stimulus funding of $685 million in CMR stimulus including potholes, $593 million in municipal infrastructure support, and nearly $80 million in various COVID-19 response and strategic infrastructure projects.

In addition, funds have been re-profiled on various projects to align cash flows with expected timelines on construction progress. The re-profiling of Budget 2020 Capital Plan funds is primarily for health and school projects.

Capital Plan 2020-21 Forecast (millions of dollars)	2020-21 Budget	2020-21 Forecast	Change from Budget
Ministry
Advanced Education	654	752	97
Agriculture and Forestry	39	49	11
Community and Social Services	1	1	-
Culture, Multiculturalism and Status of Women	61	55	(6)
Education	841	974	133
Energy	163	143	(20)
Environment and Parks	123	146	23
Health	1,288	1,330	42
Indigenous Relations	19	21	2
Infrastructure	266	217	(49)
Jobs, Economy and Innovation	12	13	-
Justice and Solicitor General	10	22	12
Labour and Immigration	1	1	1
Municipal Affairs	1,236	1,743	507
Seniors and Housing	216	206	(10)
Service Alberta	89	81	(7)
Transportation	1,922	2,416	495
Treasury Board and Finance	19	18	(1)
Legislative Assembly	3	3	-
Total Capital Plan	6,960	8,192	1,232

136	Capital Plan | Fiscal Plan 2021– 24

Capital Plan Details
(millions of dollars)	2021-22 Estimate	2022-23 Target	2023-24 Target	3-Year Total

Municipal Infrastructure Support
Clean Water and Wastewater Fund (CWWF)	2	8	-	10
Edmonton and Calgary LRT	485	569	1,101	2,154
Federal Gas Tax Fund	255	255	266	776
First Nations Water Tie-In Program	7	30	-	38
GreenTRIP	30	18	-	48
Investing in Canada Infrastructure Program (ICIP) Projects	239	70	23	333
Municipal Sustainability Initiative	1,196	485	485	2,166
Municipal Water and Wastewater Program	75	35	17	127
New Building Canada – Small Communities Fund	-	-	1	1
Public Transit Infrastructure Fund (PTIF)	21	1	-	22
Regional Water/Wastewater Projects – Water for Life	42	11	43	96
Strategic Transportation Infrastructure Program	43	35	25	103
Total Municipal Infrastructure Support	2,396	1,517	1,961	5,874

Capital Maintenance and Renewal
Airtanker Base Maintenance	1	-	-	2
Fish Culture Capital Maintenance and Renewal Program	1	1	1	2
Government-Owned Facilities	205	51	65	321
Health Facilities	134	107	102	343
Information Technology	22	13	15	50
Innovation Infrastructure Maintenance	3	2	2	6
Post-Secondary	151	87	98	337
Provincial Parks	46	24	27	97
Roads and Bridges	571	435	491	1,496
School Facilities	119	37	47	203
Seniors Facilities and Housing	49	28	19	95
Total Capital Maintenance and Renewal	1,301	785	866	2,951

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Capital Plan | Fiscal Plan 2021– 24	137

Capital Plan Details, continued
(millions of dollars)	2021-22 Estimate	2022-23 Target	2023-24 Target	3-Year Total

Protect Quality Health Care
Alberta Surgical Initiative Capital Program	30	60	30	120
Calgary Cancer Centre	213	192	63	468
Clinical Information Systems	47	-	-	47
Complex Continuing Care Facility (Calgary)	41	43	31	115
Continuing Care Beds	50	51	53	154
Cyclotron Facility (Calgary)	2	8	8	19
Demolition of High Prairie Health Complex	3	5	1	8
Edmonton hospital	43	150	200	393
Equipment for Cancer Corridor Projects	3	-	-	3
Foothills Medical Centre Neonatal Unit Intensive Care Unit (Calgary)	5	11	6	23
Foothills Medical Centre Urgent Power Plant Capacity (Calgary)	27	3	-	30
Fort McMurray Residential Facility-Based Care Centre (Willow Square)	6	-	-	6
Grande Prairie Regional Hospital	49	-	-	49
Gene Zwozdesky Centre at Norwood (Edmonton)	103	127	15	246
Health Facility Project Planning Funds (incl. Misericordia, Royal Alexandra and Red Deer Regional hospitals)	3	1	1	4
La Crete Maternity and Community Health Centre	19	10	6	35
Lloydminster Continuing Care Centre	4	-	-	4
Medical Device Reprocessing Upgrades Program – Phase 1	22	1	-	23
Medical Equipment Replacement and Upgrade Program	30	30	30	90
Misericordia Community Hospital Modernization Program (Edmonton)	20	24	22	66
Northern Laboratory Equipment Upgrade Program	6	-	-	6
Peter Lougheed Centre Emergency Department,	27	45	20	93
Mental Health Intensive Care Unit and Laboratory Redevelopment (Calgary)
Provincial Heliports	1	-	-	1
Provincial Pharmacy Central Drug Production and Distribution Centre	5	17	20	42
Red Deer Regional Hospital Centre Renewal Project	5	19	35	59
Rural Health Facilities Revitalization Program	15	15	15	45
Rockyview General Hospital ICU/CCU/GI Redevelopment (Calgary)	3	22	34	59
Stollery Children's Hospital Critical Care Program (Edmonton)	8	-	-	8
University of Alberta Hospital Brain Centre
– Neurosciences Intensive Care Unit (Edmonton)	6	6	-	11
Total Protect Quality Health Care	796	840	590	2,226

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138	Capital Plan | Fiscal Plan 2021– 24

Capital Plan Details, continued
(millions of dollars)	2021-22 Estimate	2022-23 Target	2023-24 Target	3-Year Total

Roads and Bridges
City of Edmonton – 50th Street	-	14	14	28
Deerfoot Trail Upgrades (Calgary)	33	73	80	186
Edmonton/Calgary Ring Roads	514	273	123	911
Grande Prairie – Highway 43 Bypass	7	-	-	7
Highway 11 Twinning from Red Deer west to Rocky Mountain House	-	-	44	45
Highway 19	12	18	-	30
Highway 1A Upgrade (Stoney First Nation)	8	2	15	25
Highway 201 Bow River Bridge on SE Stoney Trail	40	15	-	55
Highway 3 Twinning (between Taber and Burdett)	10	28	47	85
Highway 40 grade Widening between Grande Cache and Hinton	1	1	29	31
Highway Twinning, Widening and Expansion	237	217	130	585
La Crete Bridge	15	50	70	135
P3 Ring Road Rehabilitation	22	30	33	86
Peace River Bridge	2	-	-	2
QEII and 40th Avenue Interim Ramp (near Airdrie)	3	-	62	65
Terwillegar Expansion	22	31	37	89
Yellowhead Trail	-	-	37	37
Total Roads and Bridges	926	753	722	2,401
Renewing Educational Infrastructure
Modular Classroom Program	89	25	25	139
Playgrounds	6	-	-	6
Peerless Trout First Nation Schools	1	-	-	1
Previously Announced School Projects	651	393	193	1,237
School Capital Projects Budget 2021	33	97	98	228
Total Renewing Educational Infrastructure	780	516	315	1,611

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Capital Plan | Fiscal Plan 2021– 24	139

Capital Plan Details, continued
(millions of dollars)	2021-22 Estimate	2022-23 Target	2023-24 Target	3-Year Total
Streamlining Service Delivery
Agrivalue Processing Business Incubator (Leduc)	12	12	-	24
Air Data Management System Development	1	1	-	2
Alberta Business Portal	2	2	-	3
Alberta Innovates – Millwoods Fuels and Lubricants Group Safety Upgrade	1	-	-	1
Alberta Innovates/InnoTech Alberta – Fume Hood Replacement Program	5	5	13	24
Designated Industrial Assessment	4	1	1	5
Electronic Health Record	6	6	6	17
Enabling New Model of Care (ENMOC)	6	-	-	6
Government Accommodation	108	50	50	208
Government Vehicle Fleet	13	13	13	38
Health IT Systems Development	22	22	22	67
Information Technology and Other Capital	77	65	65	207
Justice Digital	8	11	11	30
Land Purchases	8	8	8	25
Modernization of Registry Systems	10	10	10	30
Office of the Public Guardian Information System (OPGTIS)	5	5	-	9
One Information Management and Technology (IMT) Enterprise Priorities	28	9	2	40
– Service Alberta Digital Strategy
One Information Management and Technology (IMT) Enterprise Priorities	21	40	48	109
Water Management Infrastructure	30	30	30	90
Total Streamlining Service Delivery	367	290	279	936

Public Safety and Emergency Services
Alberta First Responders Radio Communications System	2	2	2	7
Bow Reservoir Options Project	8	6	-	14
Court of Appeal, Calgary	1	10	46	57
Correctional Centres Facilities Projects	4	9	-	13
Courthouse Renewal	7	3	-	10
Courthouse Security Assessment Planning	1	2	-	3
Disaster Recovery Program Redesign	3	-	-	3
Flood Recovery Projects	91	78	69	238
Investing in Canada Infrastructure Program (ICIP) Projects	29	10	3	43
Kananaskis Emergency Services Centre	1	-	-	1
Planning Funds	2	-	-	2
Red Deer Justice Centre	50	76	51	177
Sheriffs Branch Facility Consolidation and Security Upgrade Project	1	-	-	1
Total Public Safety and Emergency Services	201	195	173	568

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140	Capital Plan | Fiscal Plan 2021– 24

Capital Plan Details, continued
(millions of dollars)
	2021-22 Estimate	2022-23 Target	2023-24 Target	3-Year Total
Agriculture and Natural Resources
Agriculture Sector Strategy- Irrigation Projects	31	39	51	120
Carbon Capture and Storage Initiative	58	58	58	175
Fish Hatcheries	20	9	-	29
Land Stewardship Fund	15	15	10	40
Lethbridge Exhibition Centre Expansion	18	-	-	18
Northern Lights Gas Co-op- Gas Supply Line for Mackenzie County	16	-	-	16
Irrigation Rehabilitation Program	12	12	14	38
Rural Utilities Program	6	6	4	16
Watercourse Crossing Program	4	7	7	18
Wildfire Facility Upgrade Program	6	6	6	19
Wildfire Management Readiness	2	2	2	6
Total Agriculture and Natural Resources	189	154	152	496

Family, Social Supports and Housing
Aboriginal Business Investment Fund (ABIF) Capital	5	-	-	5
Family and Community Housing Development and Renewal	7	1	-	8
Indigenous Housing Capital Program	10	10	10	30
Long Term Governance and Funding Agreement (LTA)
Infrastructure and Housing for Metis Settlements	2	2	-	4
New Housing Supply- Affordable and Specialized Housing	30	27	25	82
Seniors Housing Development and Renewal	56	24	-	80
Total Family, Social Supports and Housing	110	64	35	209

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Capital Plan | Fiscal Plan 2021– 24	141

Capital Plan Details, continued
(millions of dollars)
	2021-22	2022-23	2023-24	3-Year
	Estimate	Target	Target	Total
Skills for Jobs
Investing in Canada Infrastructure Program (ICIP) Projects	2	1	4	7
Mount Royal University – Repurposing Existing Facilities	5	25	20	50
University of Alberta – Dentistry Pharmacy – Functional Renewal of Building	44	56	-	100
University of Alberta – District Energy System	2	-	-	2
University of Calgary – MacKimmie Complex	32	-	-	32
Total Skills for Jobs	85	82	24	191

Sports and Recreation
Community Facility Enhancement Program	19	24	24	66
David Thompson Corridor Upgrades	1	4	3	8
Northern Alberta Jubilee Auditorium – Locking Dock Renovation (Edmonton)	1	4	-	4
Investing in Canada Infrastructure Program (ICIP) Projects	21	28	-	49
Other Sports and Recreation Projects	39	18	7	64
Calgary Zoo – Canadian Wilds Redevelopment	4	8	3	16
Parks Lower Athabasca Regional Plan Implementation	6	-	-	6
Parks South Saskatchewan Regional Plan Implementation	14	-	-	14
Telus World of Science (Edmonton)	5	2	-	7
Vivo for Healthier Generations (Calgary)	10	2	-	12
Winspear Centre (Edmonton)	6	-	-	6
Total Sports and Recreation	125	90	36	251

Economic Recovery Capital Envelope	-	375	375	750

Total Capital Plan – Core Government	7,276	5,660	5,528	18,464

Schools, Universities, Colleges, Hospitals (SUCH) Sector – Self-financed Investment	839	758	592	2,189

Total Capital Plan – Fully Consolidated Basis	8,114	6,418	6,121	20,653

142	Capital Plan | Fiscal Plan 2021– 24

BUDGET 2021

GOVERNMENT OF ALBERTA | 2021 –24

Fiscal Plan

Tax Plan

Tax Plan	145
Overview	145
Innovation Employment Grant	146
Property Tax	147
Tourism Levy	149
A Closer Look at Alberta’s Tax System	149
Annex	153
Tax Revenue, 2021-22	154
Tax Revenue Sources, 2021-22	155
Alberta Non-Refundable Tax Credit Block, 2021	156
Alberta Personal Income Tax Brackets, 2021	156
Alberta Child and Family Benefit Program Parameters, 2021-22	157
Tax Expenditure Estimates, 2021	158
Interprovincial Tax Comparison, 2021	159
Major Provincial Tax Rates, 2021	160

144	Tax Plan | Fiscal Plan 2021– 24

Tax Plan

Overview

2020 in Review

The global pandemic and the crash in oil prices have had significant effects on Albertans and Alberta businesses. In response, the government took several actions through the tax system to lessen the impact on taxpayers. This included:

●	Allowing taxpayers to defer corporate income tax and education property tax payments.

●	Allowing hotel and other lodging providers to keep tourism levy revenue they collected through a tourism levy abatement.

●	Reversing the planned revenue increase to education property taxes.

In summer 2020, the government introduced Alberta’s Recovery Plan, which builds on our economic strengths to attract investment and jobs, putting the province in a better position to recover and grow once we start to emerge from the pandemic. This included the acceleration of the Job Creation Tax Cut (JCTC), which reduced the general corporate income tax rate to eight per cent on July 1, 2020, a year and a half ahead of schedule. The Innovation Employment Grant (IEG), a new program that provides a greater incentive for companies to expand their research and innovation efforts in Alberta, was also announced.

Looking Forward

Budget 2021 announces no new tax increases. The government is focusing its efforts on ways to help spur the recovery of Alberta’s economy, and tax increases impede economic growth and undermine the recovery. This is why the government is continuing its freeze on property tax revenue and has accelerated the JCTC – important steps to protect Albertans and Alberta businesses while also encouraging new investment and jobs that support the recovery.

To address Alberta’s significant deficit, compounded by the impacts of the pandemic and lower oil prices, the government’s priority is to move per capita spending levels more in line with comparator provinces. The government will continue to prioritize efficient spending by making wise use of taxpayer dollars.

At some point in the future, it will be important to review the appropriateness and efficiency of our revenue structure and tax system, but our fiscal focus now is on growing the economy and delivering government services most efficiently.

The acceleration of the Job Creation Tax Cut will encourage new investment and jobs that support the recovery

Tax Plan | Fiscal Plan 2021– 24	145

The Innovation Employment Grant and Job Creation Tax Cut work together to encourage innovation, growth and employment in firms of all sizes and stages of development

Innovation Employment Grant

With the introduction of the Innovation Employment Grant (IEG), Alberta’s corporate tax system supports innovation undertaken by firms of all sizes, in all sectors and at all stages of their business life cycle, further promoting economic growth and employment in Alberta. Small and medium-sized firms that invest in research and development (R&D) can benefit from the IEG, with a payment of up to 20 per cent of qualifying R&D expenditures. As firms grow from the startup phase to commercializing and selling their products, they will benefit from the JCTC, as low corporate tax rates provide a greater incentive for them to continue to undertake and commercialize their R&D in Alberta.

The IEG provides an eight per cent payment on up to a corporation’s base level of R&D spending in a given year, where the base level is calculated as the firm’s average R&D spending in Alberta over the previous two years. Corporations that increase R&D activity and spend above their base level are eligible for a payment of 20 per cent on this incremental amount. Startup companies and firms moving to Alberta would receive the 20 per cent on their entire first-year qualifying R&D spending. The IEG applies on up to $4 million in qualifying Alberta expenditures made annually, on or after January 1, 2021. This expenditure limit is phased out between $10 million and $50 million in taxable capital.

Alberta’s Innovation Employment Grant and the Job Creation Tax Cut

Working together to encourage growth - from startup to commercialization

Small and medium-sized firms can receive a benefit of up to 20 per cent of their qualifying R&D spending.

Alberta’s approach, which is unique in Canada, is specifically designed to encourage new firms and growth in innovation by providing a greater incentive for small and medium-sized firms that increase their spending on R&D. Together with the low corporate tax rate implemented through the JCTC, the support provided by the IEG makes Alberta the best place in Canada for companies in all sectors to undertake research and develop new products.

146	Tax Plan | Fiscal Plan 2021– 24

Corporate Income Tax and R&D Incentive Rates For Select Provinces

	AB	BC	SK	MB	ONa	QC
R&D Incentive Rates	8% - 20%	10%	10%	15%	3.5%, 8%	14% - 30%

General Corporate Income Tax Rate	8%	12%	12%	12%	11.5%	11.5%

Source: Alberta Treasury Board and Finance

a	Ontario provides a 20% incentive for qualifying R&D work performed under contract with eligible research institutes (e.g., Ontario universities and hospital research institutes) under the Business Research Institute Tax Credit.

Property Tax

Education Property Tax

The education property tax provides Alberta’s education system with a stable source of revenue. The tax supports all public and separate school students and helps pay for instructional costs including teacher salaries, textbooks and other classroom resources. The share of education operating costs covered by the tax was about 30 per cent in 2020-21, compared to 51 per cent in 1994-95 when the present system was established.

In Budget 2020, revenue from the tax was set to increase 3.4 per cent to $2.6 billion in 2020-21 to account for population growth and inflation. However, with the onset of the pandemic, the government decided to freeze the property tax revenue at 2019 levels in order to lessen the burden on Albertans and Alberta businesses, saving taxpayers $87 million. With the pandemic still affecting numerous households and businesses, the government will continue to keep revenue frozen at $2.5 billion for 2021-22, and encourages municipalities to adopt a similar approach.

Provincial and Municipal Property Tax Revenue, 1994 to 2019

Sources: Alberta Treasury Board and Finance and Alberta Municipal Affairs

Education property tax revenue will remain frozen for 2021-22. Municipalities are encouraged to adopt a similar approach.

Tax Plan | Fiscal Plan 2021– 24	147

The government implemented several property tax changes to help protect and encourage investment in the oil and gas sector.

As property assessments have fallen slightly, the mill rates used to calculate the tax also need to be adjusted slightly, from $2.55 to $2.56 per $1,000 of equalized assessment for residential/farmland property. The non-residential rate will be adjusted from $3.75 to $3.76.

Over time, the province’s share of the total provincial and municipal property tax revenue has fallen, from 51 per cent in 1994 to 25 per cent in 2019.

Property Tax Assessment Review

Over the past year, the government undertook a review of the property tax assessment model for regulated oil and gas properties such as wells and pipelines. The review was intended to modernize the assessment model for oil and gas properties to enhance the sector’s competitiveness while ensuring municipal viability.

Several options were identified through the review process. Given the magnitude of the potential impacts and the ongoing economic uncertainty, the government decided not to implement comprehensive changes at this time. In the interim, the government implemented four assessment and tax incentives to help encourage new investment in the oil and gas sector and improve the viability of existing assets. These incentives include:

●	Beginning in the 2022 property tax year, new wells and pipelines will not be subject to property taxation until 2025.

●	The well drilling equipment tax will be eliminated beginning in 2021.

●	Lower producing wells will be further depreciated, resulting in lower assessed values, beginning in 2021.

●	The previously implemented 35 per cent assessment reduction for shallow gas wells and associated pipelines will continue through the 2023 tax year.

These initiatives will save industry an estimated $84 million annually, including $70 million from municipal property taxes and $14 million from provincial education property taxes.

Municipalities that are unable to collect unpaid property taxes from oil and gas companies can continue to apply for the Provincial Education Requisition Credit. This program provides municipalities a credit for the uncollectable portion of education property taxes owed to them.

148	Tax Plan | Fiscal Plan 2021– 24

Tourism Levy

Tourism in Alberta has been hard hit by the pandemic, with many Albertans and local businesses affected as a result. In spring 2020, as part of a tourism recovery plan to support the industry in the short term, the government introduced a tourism levy abatement for the period of March 1, 2020 to December 31, 2020. With the abatement, hotels and other lodging providers were able to keep the tourism levy revenue they collected on behalf of the government during this period. Phase two of the government’s tourism recovery plan was announced in December 2020 and includes an extension of this measure to March 31, 2021. In total, the abatement will provide approximately $34 million in support to hotels and other lodging providers.

As first announced in Budget 2019, the government will be extending the tourism levy to short-term rentals (STRs) offered through online marketplaces such as Airbnb, HomeAway and Vrbo. This change improves fairness and has support from the accommodations sector. Amendments to the Tourism Levy Act were passed in spring 2020, with supporting regulations made in fall 2020. These changes will be effective April 1, 2021.

In order to simplify collection and reduce compliance effort for STR operators, online marketplaces will be authorized to collect and remit the tourism levy on behalf of operators. Operators who offer STRs on online marketplaces that do not collect the levy on their behalf will be required to register with Alberta’s Tax and Revenue Administration, collect the tourism levy from their customers, file an online return and remit the levy to the government. These operators can reduce their compliance effort by listing their STRs on online marketplaces that agree to collect and remit the levy.

The amendments removed the existing exemption for establishments with fewer than four bedrooms available for rent separately. In its place, a new exemption was introduced for properties that are not listed on any online marketplace, where the purchase price of the rental is less than $30 per day or $210 per week, or the operator has annual gross revenue from the rental of temporary accommodation in Alberta of less than $5,000. This new exemption is intended to minimize red tape by alleviating the administrative and compliance costs for owners not listed on online marketplaces who only occasionally rent out their accommodations.

More information on these changes will be available in the coming weeks.

A Closer Look at Alberta’s Tax System

Competitiveness

A competitive business tax environment, enhanced by red tape reductions, is crucial to attracting companies that will invest and create jobs in Alberta. As a result, the government has taken significant action to enhance Alberta’s tax competitiveness by introducing and then accelerating the Job Creation Tax Cut. This reduced Alberta’s general corporate income tax rate from 12 per cent in the first half of 2019 to eight per cent as of July 1, 2020.

The tourism levy abatement will provide approximately $34 million in support to hotels and other lodging providers.

Tax Plan | Fiscal Plan 2021– 24	149

Combined Federal and Provincial/State Corporate Income Tax Rates, 2021

Source: Alberta Treasury Board and Finance

*	Based on tax rates known as of February 5, 2021.
*	Nevada, Ohio, Texas and Washington impose gross receipts taxes instead of corporate income taxes, which are not reflected in the rates shown. Gross receipts taxes, which typically apply to total gross revenue, are generally considered more harmful to the economy than corporate income taxes.

With this reduction, Alberta is Canada’s top destination for business investment and growth, with the corporate income tax rate now 30 per cent lower than the next lowest province. When combined with Alberta’s efforts to reduce red tape, Alberta is sending a strong message that the province is open for business.

To attract investment, Alberta must also be competitive internationally. With the JCTC, Alberta’s combined federal-provincial corporate income tax rate is lower than the combined federal-state rate of 44 US jurisdictions. While there are still six states that have lower corporate income tax rates than Alberta, most of these states (e.g., Texas) levy gross receipts taxes on businesses. Gross receipts taxes are applied on total gross revenue and are generally more economically harmful to investment than corporate income taxes. When a broader set of taxes paid by businesses is factored in for the purposes of calculating the marginal effective tax rate on new investment, Alberta’s tax system is more competitive for new investment than competing US jurisdictions. This advantage could become even greater if US corporate tax rates were to rise under the new administration.

150	Tax Plan | Fiscal Plan 2021– 24

Corporate Marginal Effective Tax Rate Comparison, 2020

Source: Philip Bazel, University of Calgary, The School of Public Policy Custom run based on Mintz and Bazel (2020) methodology.

The JCTC underscores Alberta’s approach to corporate taxation. Lower tax rates support investment and employment across the economy, not just in sectors favoured by targeted incentives. Further, businesses account for the largest portion of employment in Alberta. In 2020, the latest full year of data, the private sector comprised about 80 per cent of total employment. By making Alberta the most attractive province for job creators, the government is focusing on the best way to get Albertans back to work, in addition to promoting economic growth and diversification.

Alberta’s corporate tax advantage includes no payroll tax, no sales tax and the lowest general corporate income tax rate in Canada. Alberta also has other advantages, including some of the lowest office lease rates among major urban centres and a commitment to reducing red tape. Corporations could save millions of dollars by relocating some or all of their operations and workforce to Alberta.

Alberta is also an attractive jurisdiction for individuals, with low personal income taxes, no sales tax, low fuel tax rates and no health care premium. Alberta’s attractiveness becomes even greater when other factors are included, such as some of the lowest housing costs among major urban centres. This creates a significant draw for corporations wishing to attract talent and skilled workers to their Alberta operations.

Alberta’s corporate tax advantage means that corporations could save millions of dollars by relocating at least some of their operations and workforce to Alberta

Tax Plan | Fiscal Plan 2021– 24	151

.

Alberta’s $13.3 billion tax advantage in 2021-22 shows the government’s commitment to providing the most attractive tax environment for both businesses and individuals.

Alberta’s Personal Tax Advantage Over Other Provinces

Source: Alberta Treasury Board and Finance

*	Assumes a single income family with two children, with RRSP/RRP contributions of $6,000, $15,000 and $27,830 for the $75,000, $150,000 and $300,000 families, respectively. Includes personal income tax, sales tax, health premium, payroll tax, fuel tax and net provincial carbon tax.

In 2021-22, Albertans and Alberta businesses will continue to pay less in overall taxes compared to other provinces. Albertans and Alberta businesses would pay at least $13.3 billion more in taxes if Alberta had the same tax system as any other province.

Alberta’s Tax Advantage, 2021-22

($ billions)

Source: Alberta Treasury Board and Finance

*	This graph shows the total additional provincial tax and carbon charges that individuals and businesses would pay if Alberta had the same tax system and carbon charges as other provinces. This information reflects tax rates for other provinces known as of February 5, 2021. This comparison includes personal and corporate income tax, sales tax, fuel tax, carbon charges (excluding the federal carbon pricing backstop), tobacco tax, health premium, payroll tax, liquor tax and markups, land transfer tax and other minor taxes.

152	Tax Plan | Fiscal Plan 2021– 24

Tax Plan

Annex

Tax Revenue, 2021-22

(millions of dollars)

Total Tax Revenue: $19.074 billion

154	Tax Plan | Fiscal Plan 2021– 24

Tax Revenue Sources, 2021-22

(millions of dollars)

Tax	Total Revenue	Rate	Revenue per Unit
1. Personal Income Tax	11,647
All taxable income	10,739	10 of all taxable income%	1,073.9 per point
Taxable income > $131,220a	908	multiple rates	n/a
2. Corporate Income Tax	1,891
General	1,768	8.0%	221.0 per point
Small business	123	2.0%	61.5 per point
3. Education Property Taxb	2,481
Residential/farmland property	1,556	$2.56 / $1,000 of assessment	607.8 per mill
Non-residential property	925	$3.76 / $1,000 of assessment	246.0 per mill
4. Tobacco Tax	752	$55/carton	13.7 per $/carton
5. Fuel Tax	1,351
Gasoline	747	13.0 ¢/litre	57.5 per ¢/litre
Diesel	570	13.0 ¢/litre	43.8 per ¢/litre
Locomotive	19	5.5 ¢/litre	3.5 per ¢/litre
Aviation	11	1.5 ¢/litre	7.3 per ¢/litre
Propane	3	9.4 ¢/litre	0.3 per ¢/litre
6. Freehold Mineral Rights Tax	67	n/a	n/a
7. Insurance Tax	718
Life, accident, sickness	203	3.0 of premium%	67.7 per point
Other	514	4.0 of premium%	128.5 per point
8. Tourism Levy	62	4.0%	15.5 per point
9. Cannabis Tax	105	multiple rates	n/a

*	Numbers may not add due to rounding. The revenue per unit amounts are linear calculations and cannot be used to accurately estimate the revenue impact of rate changes, as these calculations do not account for the impact rate changes have on taxpayer behaviour.

a	This amount estimates revenue attributable to the 12%, 13%, 14% and 15% tax rates.

b	This amount reflects the total requisition requested to be collected by municipalities, but does not include any amounts deducted for the Provincial Education Requisition Credit Program

Tax Plan | Fiscal Plan 2021– 24	155

Alberta Non-Refundable Tax Credit Block, 2021

(dollars)

	Maximum Amount	Reduction in Alberta Tax
Basic personal amount	19,369	1,937
Spousal amount	19,369	1,937
Eligible dependant amount	19,369	1,937
Age amount	5,397	540
Infirm dependant amount	11,212	1,121
CPP contributions	2,876	288
EI premiums	890	89
Pension income amount	1,491	149
Disability amount	14,940	1,494
Disability supplement	11,212	1,121
Adoption expenses	13,247	1,325
Medical expenses	Variable	Variable
Medical expenses (other dependants)	Variable	Variable
Caregiver amount	11,212	1,121
Interest on student loans	Variable	Variable
Donations and gifts
first $200	200	20
over $200	75% of income	Variable
*	In general, credit amounts are multiplied by 10% to arrive at the reduction in Alberta tax. In the case of total donations and gifts over $200, the credit rate is 21%.

Alberta Personal Income Tax Brackets, 2021

Income Bracket	Tax Rate (%)
Up to $131,220	10
$131,220.01 to $157,464	12
$157,464.01 to $209,952	13
$209,952.01 to $314,928	14
$314,928.01 and up	15

156	Tax Plan | Fiscal Plan 2021– 24

Alberta Child and Family Benefit Program Parameters, 2021-22

Program Parameters	Base Component	Working Component
Benefit amounts
1 child	$1,330	$681
2 children	$1,995	$1,301
3 children	$2,660	$1,672
4 or more children	$3,325	$1,795
Income phase-in threshold	N/A	$2,760
Phase-in rate	N/A	15.00%
Phase-out rates
1 child	8.05%	3.40%
2 children	12.07%	6.49%
3 children	16.09%	8.34%
4 or more children	20.11%	8.95%
Income phase-out threshold	$24,467	$41,000
*	Working component benefits are phased in on family working income. Base component and working component benefits are both phased out on family net income.

Tax Plan | Fiscal Plan 2021– 24	157

Tax Expenditure Estimates, 2021

(millions of dollars)

Personal Income Tax
Federal Measures Paralleled by Alberta
Workers' compensation payments exemption	27.6
Social assistance payments exemption	11.3
Union and professional dues deduction	47.0
Child care expense deduction	63.0
Flow-through share deduction	11.7
Capital gains inclusion rate (50%)	415.3
Lifetime capital gains exemption	144.6
Security options deduction	52.1
Northern residents deduction	37.6
Provincial Measures
Basic personal amount	4,960.5
Spousal amount	328.0
Eligible dependant amount	103.1
Age amount	124.5
Pension income amount	56.5
Caregiver amount	23.3
Disability amount	63.1
Disability amount transferred from a dependant	54.4
Interest paid on student loans	4.3
Carryforward of tuition and education amounts from past years	81.7
Amounts transferred from a spouse or common-law partner	23.9
Medical expenses	85.8
Donations and gifts	276.7
Political contributions	4.3
Corporate Income Tax
Small business rate	370.0
Donations and gifts	10.0
Fuel Tax
Tax Exempt Fuel User program (marked fuel for off-road use)	225.0
Alberta Farm Fuel Benefit (marked fuel)	73.0
Reduced rate for locomotive fuel	25.5
Exemption for aviation fuel used on international flights	3.0
Education Property Tax
Community Revitalization Levy	17.6
Transfers Through the Tax Systema
Innovation Employment Grant (IEG)	15.0
Alberta Child and Family Benefit (ACFB)	345.0
Alberta Film and Television Tax Credit (FTTC)	50.0

*	Due to interactions between tax expenditures, they cannot generally be added together to determine the fiscal impacts of concurrently eliminating multiple tax expenditures. reported on a fiscal year (2021-22) basis.
*	Personal income tax and education property tax expenditures are reported on a calendar year basis. The remaining expenditures are reported on a fiscal year (2021-22) basis.
a	Transfers through the tax system are reported in ministries’ operating expense. The amount for the ACFB is reported by Children’s Services and the amounts for the IEG and FTTC are reported by Jobs, Economy and Innovation.

158	Tax Plan | Fiscal Plan 2021– 24

Interprovincial Tax Comparison, 2021

(dollars)

	AB	BC	SK	MB	ON	QC	NB	NS	PE	NL
Employment Income of $35,000 – One Income Couple with Two Children
Provincial income tax	(2,025)	(1,643)	(908)	(208)	(2,923)	(6,416)	430	1,172	925	18
Provincial sales tax	-	886	915	1,469	646	948	1,476	2,218	2,045	1,385
Health premium	-	-	-	-	300	-	-	-	-	-
Payroll tax	-	386	-	346	419	891	-	-	-	339
Fuel tax & net carbon tax	390	415	450	420	441	576	525	465	284	634
Total	(1,635)	44	457	2,027	(1,117)	(4,001)	2,431	3,855	3,254	2,376
Alberta Tax Advantage		1,679	2,092	3,662	518	(2,366)	4,066	5,490	4,889	4,011
Employment Income of $75,000 – One Income Couple with Two Children
Provincial income tax	2,621	2,109	2,586	4,357	2,926	1,198	5,689	6,751	6,088	5,936
Provincial sales tax	-	1,121	1,163	1,859	2,095	2,994	2,732	2,811	2,834	2,840
Health premium	-	-	-	-	600	-	-	-	-	-
Payroll tax	-	826	-	742	899	1,910	-	-	-	727
Fuel tax & net carbon tax	390	907	450	420	441	576	525	465	284	634
Total	3,011	4,963	4,199	7,378	6,961	6,678	8,946	10,027	9,206	10,137
Alberta Tax Advantage		1,952	1,188	4,367	3,950	3,667	5,935	7,016	6,195	7,126
Employment Income of $100,000 – Two Income Couple with Two Children
Provincial income tax	4,467	2,415	4,225	6,093	3,459	4,151	6,551	7,423	7,157	6,521
Provincial sales tax	-	1,340	1,374	2,205	2,520	3,533	3,443	3,413	3,422	3,444
Health premium	-	-	-	-	900	-	-	-	-	-
Payroll tax	-	1,102	-	989	1,198	2,547	-	-	-	969
Fuel tax & net carbon tax	585	1,259	675	630	662	864	787	698	486	951
Total	5,052	6,116	6,274	9,917	8,739	11,095	10,781	11,534	11,065	11,885
Alberta Tax Advantage		1,064	1,222	4,865	3,687	6,043	5,729	6,482	6,013	6,833
Employment Income of $200,000 – Two Income Couple with Two Children
Provincial income tax	12,815	10,440	14,496	18,552	11,965	20,003	18,893	21,360	20,151	18,968
Provincial sales tax	-	2,182	2,221	3,510	4,169	5,692	5,540	5,458	5,498	5,537
Health premium	-	-	-	-	1,350	-	-	-	-	-
Payroll tax	-	2,204	-	1,978	2,396	5,094	-	-	-	1,938
Fuel tax & net carbon tax	585	1,259	675	630	662	864	787	698	486	951
Total	13,400	16,085	17,392	24,670	20,542	31,653	25,220	27,516	26,135	27,394
Alberta Tax Advantage		2,685	3,992	11,270	7,142	18,253	11,820	14,116	12,735	13,994

Calculations are based on other provinces' tax parameters known as of February 5, 2021.

*	Health premiums are assumed to be borne by individuals. In provinces that impose payroll taxes, 75% is assumed to be borne by employees and 25% by employers.

*	Fuel tax is based on estimated consumption of 3,000 litres of gasoline per year for one-income families and 4,500 litres of gasoline for two- income families.

*	Net carbon tax reflects direct provincial taxes and rebates only and is based on the fuel tax gasoline consumption assumptions and base natural gas consumption of 135 GJ/year for a family of four, adjusted based on provincial home heating consumption patterns. The cap-and- trade systems in Quebec and Nova Scotia, as well as the fuel charge and rebate under the federal carbon pricing backstop, are excluded.

*	RRSP/RPP contributions of $0, $6,000, $10,000 and $25,000 are included in the calculation of personal income tax for the $35,000, $75,000, $100,000 and $200,000 families, respectively.

*	For two-income families, income and RRSP/RPP contributions are split 60/40 between the couple.

*	The children are assumed to be 6 and 12 years old.

Tax Plan | Fiscal Plan 2021– 24	159

Major Provincial Tax Rates, 2021

		AB	BC	SK	MB	ON	QC	NB	NS	PE	NL
Personal Income Tax
Statutory rate range
lowest rate	(%)	10.00	5.06	10.50	10.80	5.05	15.00a	9.68	8.79	9.80	8.70
highest rate	(%)	15.00	20.50	14.50	17.40	13.16	25.75a	20.30	21.00	16.70	18.30
Surtax	(%)	-	-	-	-	20/36b	-	-	-	10.00	-
Combined federal/provincial
top marginal ratec	(%)	48.00	53.50	47.50	50.40	53.53	53.31	53.30	54.00	51.37	51.30
Personal amount	($)	19,369	11,070	16,225	9,936	10,880	15,728	10,564	8,481	10,500	9,536
Spousal amount	(max.$)	19,369	9,479	16,225	9,134	9,238	15,728d	8,970	8,481	8,918	7,792
Corporate Income Tax
General rate	(%)	8.0	12.0	12.0	12.0	11.5	11.5	14.0	14.0	16.0	15.0
M&P rate	(%)	8.0	12.0	10.0	12.0	10.0	11.5	14.0	14.0	16.0	15.0
Small business
rate	(%)	2.0	2.0	0.0e	0.0	3.2	4.0	2.5	2.5	2.0	3.0
threshold	($000)	500	500	600	500	500	500	500	500	500	500
Capital Tax
Financial institutions	(max.%)	-	-	4.0	6.0	-	-	5.0	4.0	5.0	6.0
Sales Tax	(%)	-	7.0	6.0	7.0f	8.0	9.975	10.0	10.0	10.0	10.0
Taxes on Gasolineg	(¢/litre)	13.0	23.39h	15.0	14.0f	14.7i	19.2i,j	17.5i,k	15.5i	15.1i,k	21.13i,k
Tobacco Tax	($/carton)	55.00	59.00	54.00i	60.00f,i	36.95i	29.80	51.04i	59.04i	55.04i	59.00i
Payroll Tax	(max.%)	-	1.95	-	2.15	1.95	4.26	-	-	-	2.00

Other provinces’ rates and amounts known as of February 5, 2021.

a	Quebec residents receive an abatement of 16.5% of basic federal tax because of the province’s decision to opt out of federal cash transfers in support of provincial programs.

b	Ontario levies a two-tiered surtax, collecting 20% of basic tax in excess of $4,874 and an additional 36% of basic tax in excess of $6,237.

c	The top federal personal income tax rate is 33%, except in Quebec where the top federal rate is 27.56% because of the federal abatement.
d	After accounting for non-refundable tax credits in the calculation of the individual’s income tax, unused tax credits may be transferred from one spouse to another

e	Saskatchewan’s small business tax rate was temporarily lowered from 2% to zero on October 1, 2020. It will be raised to 1% on July 1, 2022 and will return to 2% on July 1, 2023.

f	Manitoba’s previously announced sales tax reduction, tobacco tax increase and introduction of a provincial carbon tax (originally announced to come into effect on July 1, 2020) have all been deferred until further notice.

g	Taxes on gasoline include provincial gasoline and carbon taxes. The cap-and-trade systems in Quebec and Nova Scotia, as well as the fuel charge under the federal carbon pricing backstop (imposed in Alberta, Saskatchewan, Manitoba and Ontario), are excluded.

h	BC’s rate includes the 8.89¢/litre carbon tax on gasoline. Additional gasoline tax rates of 12.5¢/litre and 5.5¢/litre are imposed in the greater Vancouver and Victoria areas but are not included in the rate shown.

i	These provinces apply their PST or the provincial portion of their HST on the retail price of the good inclusive of excise taxes.
j	An additional tax on gasoline of 3¢/litre is imposed in the Montreal area but is not included in the rate shown.

k	The rates for New Brunswick, PEI and Newfoundland and Labrador include their 6.63¢/litre provincial carbon taxes on gasoline

160	Tax Plan | Fiscal Plan 2021– 24

BUDGET 2021
GOVERNMENT OF ALBERTA | 2021–24

Fiscal Plan

Debt

Debt	163

Provincial Debt Outstanding	163

Debt and Borrowing Projections	165

Reducing Alberta’s Outstanding Debt	167

162	Debt | Fiscal Plan 2021 – 24

Debt

Provincial Debt Outstanding

The province borrows money for a number of reasons: to support its fiscal and capital plans, to manage short-term cash movements, to build and maintain its cash reserve, to refinance maturing debt and to lend money to various provincial corporations and to local authorities since the dissolution of the Alberta Capital Finance Authority.1

On March 31, 2020, Alberta had $98.2 billion in total debt outstanding. This includes all debt issued by the Province of Alberta, money borrowed directly by the Alberta Capital Finance Authority prior to 2011, and P3 contracts.

Of the total, $6.0 billion is lent to government-business enterprises (or GBEs). GBEs’ debt is listed on their financial statements and is not consolidated with provincial debt on the government’s financial statements. The remainder of $92.2 billion is shown in the consolidated statement of financial position. It is comprised of $74.1 billion in taxpayer supported debt and $18.1 billion in self-supported loans.

Currently, there are three government business enterprises that borrow from the government: ATB Financial, the Alberta Petroleum Marketing Commission and the Balancing Pool. The debt held by one consolidated entity, the Agriculture Financial Services Corporation and the loans to local authorities program (formally Alberta Capital Finance Authority) is considered self supported debt as there are income producing assets used to make payments on this debt.

Management of the debt aims to minimize interest costs while prudently managing interest rate, refinancing, liquidity and other risks. There are three key strategies. Maintaining access to multiple markets reduces interest costs and enhances liquidity. Managing the maturities of the debt minimizes the amount of debt maturing in any year. This second strategy reduces refinancing risk and interest rate risk. Liquidity risk is reduced further by holding a prudent amount of cash needed to meet expected near-term cash flows. This also helps to avoid issuing debt in unfavourable market conditions.

Alberta issues debt with maturities ranging from one day to over 30 years. Much of the short-term debt (maturity of one day to one year) is issued with an initial term to maturity of three months or less. Long-term debt (maturity greater than one year) is most commonly issued in terms of five, 10 and 30 years. While other terms to maturity are available, bonds with five, 10 or 30 year terms to maturity have the greatest demand among bond market investors.

As of March 31, 2020, outstanding short-term debt was $13.3 billion, and outstanding long-term debt was $79.8 billion. The province also had $3.0 billion in P3 liabilities at that time.

Composition of Alberta Debt

March 31, 2020

Composition of Alberta Debt

March 31, 2020

[1]	The Alberta Capital Finance Authority (ACFA) was dissolved on October 31, 2020. Upon dissolution, ACFA’s assets and liabilities were transferred to the government as per the Reform of Agencies, Boards and Commissions and Government Enterprises Act, 2019.

Debt | Fiscal Plan 2021 – 24	163

Short-Term Debt by Market

March 31, 2020

Long-Term Debt by Market

March 31, 2020

The province issues short-term debt for two purposes. First, short-term debt is often issued for roughly one to 15 days to manage fluctuating cash balances. Second, short-term debt is often issued and re-financed regularly upon maturity to mimic debt with a floating interest rate. This method of achieving a floating interest rate exposure is usually more cost-effective than issuing floating rate bonds. Typically about 30 per cent of outstanding short-term debt is used to meet the financing needs of provincial corporations.

Long-term debt is raised in Canadian and global capital markets through the sale of bonds to investors, including pension funds, insurance companies, banks, central banks and other institutional investment managers.

Selling bonds is less costly than other forms of long-term borrowing, such as bank loans. Bonds typically have a fixed interest rate, but floating interest rate bonds can also be issued. Payments before the maturity of the bond are most often interest-only payments, leaving the entire principal amount, or par value, to be repaid on the bond’s maturity date. The province uses long-term debt for most of its financing requirements as well as the financing needed to make loans to provincial corporations and local authorities.

The government borrows from multiple markets across the globe to lower costs and maintain strong access to liquidity. While most long-term debt is issued in Canadian markets, the government has a target to issue between 30 per cent and 40 per cent of long-term debt in foreign markets, depending on market conditions. It is important to note that the government takes no currency-related risks when issuing debt in foreign currencies2.

Short-term debt is issued in both Canada and the United States, while long-term debt is issued in Canada and other markets. Bonds have been issued in eight different foreign currencies to date (American dollars, Euros, British pounds, Australian dollars, Swiss francs, Swedish krona, Norwegian kroner and South African rand). The province will also look at issuing debt in other currencies if it reduces borrowing costs. Investors around the world buy Alberta’s debt, regardless of currency.

On March 31, 2020, outstanding taxpayer supported short-term debt had an average term to maturity of 96 days and an average cost of 1.39 per cent.

2	The primary reason for this policy is that large movements in the value of the Canadian dollar tend to be strongly correlated with the price of oil. When the price of oil goes down, typically the value of the Canadian dollar also goes down. The province’s revenue and economic health are also strongly correlated with oil prices. Falling oil prices that result in a falling Canadian dollar would cause Alberta’s foreign debt to be more expensive in Canadian dollars at the same time that the province’s revenue have declined.

A deficit occurs when a government’s expenses are greater than its revenues during the fiscal year. The deficit is an accounting measure and is not a measure of cash spent less cash received.

A structural deficit refers to deficits that persist during times of normal economic activity and that are not caused by a short-term economic downturn.

Debt is the money that is owed to lenders. Debt is required when government’s cash outflows exceed its cash inflows.

164	Debt | Fiscal Plan 2021 – 24

The average term to maturity of taxpayer supported long-term debt on March 31, 2020, was 12.0 years and the average cost was 2.70 per cent.

The average term to maturity for all taxpayer supported debt was 10.7 years and the average cost was 2.55 per cent on March 31, 2020.

Short-Term Debt Maturities

March 31, 2020

Long-Term Debt Maturities

March 31, 2020

Debt and Borrowing Projections

Taxpayer supported debt outstanding is estimated to total $98.3 billion at the end of 2020-21 and $115.8 billion at the end of 2021-22. These estimates are $21.4 billion and $32.9 billion higher than what was estimated in Budget 2020. The government is projected to need to borrow $24.0 billion for 2021-22, an increase of $12.1 billion from what was estimated in Budget 2020. The increased borrowing requirements result primarily from the higher deficit.

The province is forecast to require $18.7 billion in financing in 2022-23 and $12.9 billion in 2023-24.

Debt | Fiscal Plan 2021 – 24	165

Most of the borrowing will be completed using long-term debt. The borrowing strategy will remain similar to that of the recent past: build liquid benchmark bonds, target 30 to 40 per cent to be issued in foreign markets, and issue debt in multiple terms to maturity out to 30 years.

Consolidated debt servicing costs are estimated to be $2.8 billion in 2021-22. Debt servicing costs on taxpayer supported debt are projected to be $2.3 billion in 2021-22. This represents 5.3 per cent of estimated total revenue.

Debt Servicing Costs

Taxpayer supported debt is estimated to be $115.8 billion at the end of the 2021-22 fiscal year. This is equal to 34.6 per cent of GDP and 265.0 per cent of total revenue. Taxpayer supported debt per capita is forecast to be $26,029. Net financial liabilities are projected to be $82.2 billion at year’s end. In relative terms, this is 24.5 per cent of GDP and 188.0 per cent of revenue. On a per capita basis, net financial liabilities are expected to be $18,467.

Taxpayer Supported Debt Per Capita

166	Debt | Fiscal Plan 2021 – 24

Reducing Alberta’s Outstanding Debt

Reducing and eventually eliminating the province’s debt will first require the budget to be balanced. Since debt is also used to finance capital spending, the government will need to produce surpluses while prudently managing capital budgets in order to eliminate the need for borrowing and to reduce outstanding debt. When the debt is finally repaid, deposits of some of the province’s non-renewable resource revenue will again flow into the Heritage Fund for the benefit of current and future Albertans.

Net Debt to GDP

Fiscal Anchors

As outlined, in the mid-year fiscal update released November 24, 2020, Alberta’s government has identified several indicators to help evaluate the province’s fiscal sustainability – that is, the ability to continue providing core services including health care, education, social services for vulnerable Albertans, an efficient and effective justice system and dependable infrastructure. These metrics will help guide work to address the deficit, improve the efficiency of government and solidify opportunities for a prosperous future.

One of the fiscal anchors is keeping the net debt to Gross Domestic Product (GDP) ratio well below 30 per cent. Why use net debt to GDP? This ratio measures the relationship between government obligations and its capacity to raise funds to meet these obligations. This is an indication of the burden of government debt on the economy. Key financial stakeholders including investors and credit rating agencies monitor this ratio.

Debt | Fiscal Plan 2021 – 24	167

Borrowing Requirements (millions of dollars)		2020-21 Forecast	2021-22 Budget	2022-23 Target	2023-24 Target
Taxpayer supported debt	New financing	24,191	17,581	12,379	4,444
	Refinancing	3,071	3,679	3,272	6,326
	Total	27,262	21,260	15,651	10,770
Self supported debt	New financing	253	1,742	2,505	798
Debt incurred to lend to Agriculture Financial	Refinancing	370	181	136	-
Services Corporation and debt incurred to make loans to local authorities	Total	623	1,923	2,641	798
Government business enterprises	New financing	51	330	451	1,306
	Refinancing	-	533	-	-
	Total	51	863	451	1,306
Total borrowing requirements	New financing	24,495	19,653	15,335	6,548
	Refinancing	3,441	4,393	3,408	6,326
	Total	27,936	24,046	18,743	12,874

Borrowing sources		2020-21 Forecast	2021-22 Budget	2022-23 Target	2023-24 Target
Money market (net change)		-	1,511	1,371	1,570
Public private partnerships		107	46	-	-
Long-term debt		27,829	22,489	17,372	11,304
Total		27,936	24,046	18,743	12,874

Projected Debt Servicing Costs (millions of dollars)	2020-21 Forecast	2021-22 Budget	2022-23 Target	2023-24 Target
Direct debt	1,841	2,194	2,519	2,774
Public private partnerships	122	129	128	126
Taxpayer supported debt servicing costs	1,963	2,323	2,647	2,900
Self supported debt	406	441	438	435
Total consolidated debt servicing costs	2,369	2,764	3,085	3,335

168	Debt | Fiscal Plan 2021 – 24

BUDGET 2021

GOVERNMENT OF ALBERTA | 2021–24

Fiscal Plan

Tables

169

Note on restatements and re-organization changes (no changes to deficit or borrowing amounts):

●	2019-20 Actual and 2020-21 Budget numbers have been restated to move $19 million and $29 million respectively from capital grant expense into operating expense (Education: $0.5 million in 2019-20 Actuals, $1 million in 2020-21 Budget; Infrastructure: $2 million in 2019-20, $4 million in 2020-21; Service Alberta: $2 million in 2019-20, $5 million in 2020-21; Transportation: $14 million in 2019-20, $19.5 million in 2020-21). Total expense is unchanged. This also moves these same amounts from borrowing for the Capital Plan into Fiscal Plan debt. Total taxpayer-supported debt does not change.

●	2019-20 Actual and 2020-21 Budget numbers have been restated for the following ministry re-organizations:

–	$29 million in revenue, $34 million in expense in 2019-20, and $32 million in 2020-21 revenue and expense, for Motor

–	Vehicle Accident Claims, and Fines Enforcement, from Justice and Solicitor General to Treasury Board and Finance;

–	$0.5 million in expense for the Employment Standards Collection Unit, from Labour and Immigration to Treasury Board and Finance;

–	$0.2 million in expense for Crown Debt Collection, from Service Alberta to Treasury Board and Finance;

–	$0.3 million in 2019-20 and $0.2 million in 2020-21 expense for Property Rights Advocate Office, from Justice and Solicitor General to Agriculture and Forestry.

Note: Amounts presented in tables may not add to totals due to rounding.

170	Tables | Fiscal Plan 2021 – 24

Summary Statement of Operations

(millions of dollars)

	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Revenue
Tax revenue	21,098	22,887	18,482	19,065	20,669	22,336
Non-renewable resource revenue	5,937	5,090	1,978	2,856	4,718	5,869
Federal transfers	9,072	9,110	11,381	10,181	9,872	9,785
Investment income	2,828	2,630	2,390	2,205	2,325	2,478
Other	7,289	10,278	8,065	9,390	9,838	10,397
Total Revenue	46,224	49,996	42,296	43,697	47,422	50,865
Expense (before COVID-19 / Recovery Plan, contingency, crude-by-rail)
Operating expense	48,635	47,839	47,273	48,280	48,391	48,420
Capital grants	1,678	2,273	2,195	2,644	1,754	2,297
Amortization / inventory consumption / loss on disposals	3,720	3,857	3,892	4,009	4,145	4,216
Debt servicing costs	2,235	2,505	2,369	2,764	3,085	3,335
Pension provisions	(334)	(415)	(271)	(369)	(283)	(292)
Expense (before COVID-19 / Recovery Plan, contingency, crude-by-rail)	55,936	56,056	55,458	57,330	57,091	57,974
COVID-19 / Recovery Plan operating expense	218	500	4,654	919	472	128
COVID-19 / Recovery Plan capital grants	-	-	607	160	91	-
COVID-19 / Recovery Plan inventory consumption	-	-	574	33	-	-
Contingency - COVID-19	-	-	-	1,250	-	-
Contingency - Recovery Plan	-	-	-	500	-	-
Contingency / disaster and emergency assistance	1,356	750	750	750	750	750
Crude-by-rail provision (CBR)	866	-	445	976	-	-
Total Expense	58,376	57,306	62,488	61,918	58,404	58,852
Surplus / (deficit)	(12,152)	(7,310)	(20,192)	(18,221)	(10,982)	(7,987)

Summary Statement of Financial Position

(millions of dollars)

	At March 31
	2020 Actual	2021 Forecast	2022 Estimate	2023 Target	2024 Target
Financial Assets	76,381	71,880	71,168	71,977	69,718
Liabilities	116,525	134,360	153,329	166,020	171,831
Net Financial Assets / (Debt)	(40,144)	(62,480)	(82,161)	(94,043)	(102,113)
Capital / Other Non-financial Assets	54,801	57,099	58,703	59,682	59,852
Deferred capital contributions	(3,231)	(3,385)	(3,529)	(3,608)	(3,695)
Net Assets	11,426	(8,766)	(26,987)	(37,969)	(45,956)
Net assets at the beginning of the year	23,267	11,426	(8,766)	(26,987)	(37,969)
Surplus / (Deficit)	(12,152)	(20,192)	(18,221)	(10,982)	(7,987)
Adjustment to net assets [a]	311	-	-	-	-
Net assets at end of year	11,426	(8,766)	(26,987)	(37,969)	(45,956)
Net debt to GDP	-11.4%	-20.3%	-24.5%	-26.1%	-26.6%

[a]	The change in net assets differs from the surplus / (deficit) in 2019-20 due to a positive $311 million adjustment, as reported in Schedule 15 of the Consolidated Financial Statements in the 2019-20 Government of Alberta Annual Report.

Tables | Fiscal Plan 2021 – 24	171

Schedule 1: Consolidated Fiscal Summary

(millions of dollars)

	2019-20	2020-21		2021-22	2022-23	2023-24
Statement of Operations	Actual	Budget	Forecast	Estimate	Target	Target
1 Total Revenue Expense	46,224	49,996	42,296	43,697	47,422	50,865
2 Operating expense (excl. COVID-19 / Recovery Plan / net of in-year savings)	48,635	47,839	47,273	48,280	48,391	48,420
3 % change from prior year	0.5	(1.6)	(2.8)	2.1	0.2	0.1
4 Capital grants (excluding COVID-19 / Recovery Plan)	1,678	2,273	2,195	2,644	1,754	2,297
5 Amortization / inventory consumption (excl. COVID-19) / loss on disposals	3,720	3,857	3,892	4,009	4,145	4,216
6 Debt servicing costs – general	1,264	1,158	1,274	1,567	1,777	1,877
7 Debt servicing costs – Capital Plan	971	1,347	1,095	1,197	1,308	1,458
8 Pension provisions	(334)	(415)	(271)	(369)	(283)	(292)
9 Expense before COVID-19 / Recovery Plan, contingency, CBR provision	55,936	56,056	55,458	57,330	57,091	57,974
10 COVID-19 / Recovery Plan	218	500	5,835	1,112	563	128
11 Crude-by-rail provision (CBR - Energy)	866	-	445	976	-	-
12 Contingency / disaster and emergency assistance	1,356	750	750	750	750	750
13 Contingency - COVID-19	-	-	-	1,250	-	-
14 Contingency - Recovery Plan	-	-	-	500	-	-
15 Total Expense	58,376	57,306	62,488	61,918	58,404	58,852
16 Surplus / (Deficit)	(12,152)	(7,310)	(20,192)	(18,221)	(10,982)	(7,987)
Capital Plan
17 Capital grants	1,678	2,273	2,802	2,804	1,845	2,297
18 Capital investment	3,868	4,687	5,390	5,310	4,573	3,823
19 Total Capital Plan	5,545	6,960	8,192	8,114	6,418	6,121
Cash adjustments / borrowing requirements	(at March 31)
20 Cash at start of year	6,342	2,500	9,405	10,000	8,500	8,000
21 Surplus / (deficit)	(12,152)	(7,310)	(20,192)	(18,221)	(10,982)	(7,987)
22 Cash adjustments (for details, see table on page 179)
23 Retained income of funds and agencies	3,014	(304)	1,150	(586)	(617)	(1,036)
24 Other cash adjustments	1,515	235	(1,296)	2,263	720	1,942
25 Capital cash adjustments	1,632	2,074	2,592	2,554	1,979	2,582
26 Total cash requirements	(5,990)	(5,305)	(17,746)	(13,990)	(8,900)	(4,499)
27 Cash to be transferred next year / from prior-year final results	854	-	-	-	-	-
28 Pre-borrowing for cash management purposes / reserve	9,405	2,500	10,000	8,500	8,000	4,000
29 Direct borrowing required (without pre-borrowing / reserve)	(1,206)	2,805	8,341	3,990	400	(3,501)

30 Cash at end of year	9,405	2,500	10,000	8,500	8,000	4,000

Taxpayer-supported Liabilities / Borrowing	(at March 31)

Liabilities for Capital Projects
31 Opening balance	33,597	37,209	37,188	42,986	48,018	51,933
32 Alternative financing (P3s – public-private partnerships)	159	151	107	46	-	-
33 Direct borrowing	3,480	4,071	5,743	5,045	3,979	3,945
34 Re-financing of existing debt	3,899	3,071	3,071	1,753	1,669	1,954
35 Principal repayments / amortization of debt issue costs	(3,946)	(3,068)	(3,123)	(1,812)	(1,733)	(2,021)
36 Total Liabilities for Capital Projects	37,188	41,434	42,986	48,018	51,933	55,811
Borrowing for the Fiscal Plan / Other General Purposes
37 Opening balance	29,092	30,667	36,954	55,295	67,785	76,185
38 Direct borrowing for Fiscal Plan	8,199	5,305	18,341	12,490	8,400	499
39 Other general purpose borrowing (short-term; reserve; ASHC)	63	-	-	-	-	-
40 Re-financing of existing debt	-	-	-	1,926	1,603	4,372
41 Principal repayments	(400)	-	-	(1,926)	(1,603)	(4,372)
42 Total Borrowing for the Fiscal Plan / Other	36,954	35,972	55,295	67,785	76,185	76,684
43 Total Taxpayer-supported Debt - Capital Projects / Fiscal Plan / Other	74,142	77,406	98,281	115,803	128,118	132,495

172	Tables | Fiscal Plan 2021 – 24

Schedule 2: Statement of Financial Position

(millions of dollars)	At March 31
	2020 Actual	2021 Forecast	2022 Estimate	2023 Target	2024 Target
Financial Assets
Alberta Heritage Savings Trust Fund	16,243	16,405	16,684	16,984	17,324
Endowment funds:
Alberta Heritage Foundation for Medical Research	1,849	1,873	1,961	2,036	2,119
Alberta Heritage Science and Engineering Research	1,111	1,097	1,128	1,164	1,204
Alberta Heritage Scholarship	1,308	1,343	1,362	1,387	1,417
Alberta Enterprise Corporation	159	232	280	328	325
General Revenue Fund cash pre-borrowing / reserve	9,405	10,000	8,500	8,000	4,000
Self-supporting lending organizations / activities:
Ab. Capital Fin. Auth. (2019-20) / local authority loans (2020-24)	16,328	14,248	14,861	15,298	15,482
Agriculture Financial Services Corporation	5,747	5,851	6,237	6,642	7,123
Equity in commercial enterprises	1,105	608	379	169	296
Student loans	3,192	3,703	4,067	4,407	4,717
Climate funds (TIER Fund / Energy Efficiency Ab. / carbon tax)	569	66	140	216	294
Other financial assets (including SUCH sector / Alberta Innovates Corp.)	19,365	16,454	15,569	15,346	15,417
Total Financial Assets	76,381	71,880	71,168	71,977	69,718

Liabilities
Taxpayer-supported debt:
Direct borrowing for the Capital Plan	34,150	39,915	44,984	48,988	52,958
Alternative financing (P3s - public-private partnerships - Capital Plan)	3,038	3,071	3,034	2,945	2,853
Debt issued to reduce pre-1992 TPP unfunded liability	594	594	594	594	594
Direct borrowing for the Fiscal Plan	33,629	50,701	63,191	71,591	72,090
Other debt (short-term; reserve)	2,731	4,000	4,000	4,000	4,000
Total taxpayer-supported debt	74,142	98,281	115,803	128,118	132,495
Self-supporting lending organization / activities debt:
Ab. Capital Fin. Auth. (2019-20) / debt for local auth. loans (2020-24)	15,640	14,248	14,861	15,298	15,482
Agriculture Financial Services Corporation	2,426	2,495	2,562	2,630	2,730
Total debt	92,208	115,024	133,226	146,046	150,707
Coal phase-out liabilities	914	845	773	700	624
Pension liabilities	8,918	8,647	8,278	7,995	7,703
Other liabilities (including SUCH sector / Alberta Innovates Corp.)	14,485	9,844	11,052	11,279	12,797
Total Liabilities	116,525	134,360	153,329	166,020	171,831
Net Financial Assets / (Debt)	(40,144)	(62,480)	(82,161)	(94,043)	(102,113)
Capital / Other Non-financial Assets	54,801	57,099	58,703	59,682	59,852
Deferred capital contributions	(3,231)	(3,385)	(3,529)	(3,608)	(3,695)
Net Assets	11,426	(8,766)	(26,987)	(37,969)	(45,956)

Schedule 3: Capital Assets
(millions of dollars)	At March 31
	2020	2021	2022	2023	2024
	Actual	Forecast	Estimate	Target	Target

Net book value at start of the year	52,925	54,066	56,427	58,061	59,041
Additions (capital investment)	3,868	5,390	5,310	4,573	3,823
Contingency	-	(300)	(800)	(600)	(600)
Amortization	(2,578)	(2,727)	(2,876)	(2,993)	(3,052)
Net book value of capital asset disposals / adjustments	(149)	(2)	-	-	-
Net Book Value at End of Year	54,066	56,427	58,061	59,041	59,212

Tables | Fiscal Plan 2021 – 24	173

Schedule 4: Statement of Operations

(millions of dollars)

	2019-20 Actual	2020-21 Budget Forecast		2021-22 Estimate	2022-23 Target	2023-24 Target
Revenue
Personal income tax	11,244	12,566	10,936	11,647	12,439	13,258
Corporate income tax	4,107	4,539	2,242	1,891	2,482	3,139
Other taxes	5,747	5,782	5,304	5,527	5,748	5,939
Non-renewable resource revenue	5,937	5,090	1,978	2,856	4,718	5,869
Transfers from Government of Canada	9,072	9,110	11,381	10,181	9,872	9,785
Investment income	2,828	2,630	2,390	2,205	2,325	2,478
Net income from govt. business enterprises	(225)	2,358	1,227	1,877	2,065	2,472
Premiums, fees and licences	3,929	4,194	3,960	4,133	4,227	4,339
Other	3,585	3,726	2,878	3,380	3,546	3,586
Total Revenue	46,224	49,996	42,296	43,697	47,422	50,865

Expense
Advanced Education	6,223	5,859	5,838	5,806	5,848	5,875
Agriculture and Forestry	2,122	873	1,461	949	918	911
Children's Services	1,548	1,636	1,734	1,717	1,722	1,710
Community and Social Services	4,026	3,911	3,869	3,886	3,952	3,979
Culture, Multiculturalism and Status of Women	254	251	260	230	191	181
Education	8,568	8,753	8,860	8,816	8,726	8,720
Energy	675	669	875	1,041	866	564
Environment and Parks	660	672	1,033	649	607	571
Executive Council	18	17	16	18	18	18
Health	22,344	22,706	24,179	23,004	23,039	23,058
Indigenous Relations	166	222	150	217	209	196
Infrastructure	605	623	626	592	561	572
Jobs, Economy and Innovation	293	306	1,012	438	445	443
Justice and Solicitor General	1,410	1,417	1,417	1,352	1,362	1,374
Labour and Immigration	309	209	715	330	191	187
Municipal Affairs	1,542	1,495	2,802	1,801	1,035	1,029
Seniors and Housing	689	728	757	768	780	758
Service Alberta	591	596	601	558	529	528
Transportation	1,463	1,700	1,847	2,069	2,005	2,554
Treasury Board and Finance	1,960	1,755	1,709	1,675	1,688	1,673
Legislative Assembly	141	129	120	130	159	159
In-year savings	-	(59)	-	-	-	-
Total Program Expense	55,609	54,466	59,880	56,047	54,852	55,059
Debt servicing costs	2,235	2,505	2,369	2,764	3,085	3,335
Pension provisions	(334)	(415)	(271)	(369)	(283)	(292)
Expense before CBR / Contingencies	57,510	56,556	61,978	58,442	57,654	58,102
Surplus / (deficit) before CBR / Contingencies	(11,286)	(6,560)	(19,682)	(14,745)	(10,232)	(7,237)
Crude-by-rail provision (CBR - Energy)	866	-	445	976	-	-
Contingency / disaster and emergency assistance - unallocated	-	750	65	750	750	750
Contingency - COVID-19	-	-	-	1,250	-	-
Contingency - Recovery Plan	-	-	-	500	-	-
Total Expense	58,376	57,306	62,488	61,918	58,404	58,852
Surplus / (deficit)	(12,152)	(7,310)	(20,192)	(18,221)	(10,982)	(7,987)
Beginning net assets (+ adjustments)	23,267	11,426	11,426	(8,766)	(26,987)	(37,969)
Net assets at end of year	11,426	4,116	(8,766)	(26,987)	(37,969)	(45,956)

174	Tables | Fiscal Plan 2021 – 24

Schedule 5: Revenue

(millions of dollars)

	2020-21 Actual	2020-21 Budget Forecast		2021-22 Estimate	2022-23 Target	2023-24 Target
Income Taxes
Personal income tax	11,244	12,566	10,936	11,647	12,439	13,258
Corporate income tax	4,107	4,539	2,242	1,891	2,482	3,139
	15,351	17,105	13,178	13,538	14,921	16,397
Other Taxes
Education property tax (includes opted-out boards)	2,475	2,559	2,472	2,472	2,549	2,633
Fuel tax	1,376	1,423	1,205	1,351	1,398	1,437
Tobacco / vaping taxes	805	864	769	752	764	758
Insurance taxes	662	703	679	718	773	832
Tourism levy	89	92	25	62	82	92
Freehold mineral rights tax	75	67	54	67	72	76
Cannabis tax	76	74	100	105	110	111
Carbon tax	189	-	-	-	-	-
	5,747	5,782	5,304	5,527	5,748	5,939
Non-Renewable Resource Revenue
Bitumen royalty	4,089	3,211	1,107	1,482	2,801	3,894
Crude oil royalty	1,175	1,135	418	627	858	926
Natural gas and by-products royalty	371	429	296	467	729	707
Bonuses and sales of Crown leases	120	177	29	151	204	221
Rentals and fees / coal royalty	182	137	128	128	127	120
	5,937	5,090	1,978	2,856	4,718	5,869
Transfers from Government of Canada
Canada Health Transfer	4,678	4,857	4,838	4,959	5,102	5,392
Canada Social Transfer	1,694	1,755	1,744	1,792	1,843	1,904
Direct transfers to SUCH sector / Alberta Innovates Corporation	510	590	567	582	598	589
Infrastructure support	679	828	795	1,095	932	872
Agriculture support programs	362	286	316	256	254	260
Labour market agreements	277	299	361	437	314	314
Other (includes 2019-20 fiscal stabilization payment)	872	495	2,760	1,060	829	454
	9,072	9,110	11,381	10,181	9,872	9,785
Investment Income
Alberta Heritage Savings Trust Fund	1,471	1,177	1,415	1,180	1,240	1,314
Endowment funds	308	286	212	304	301	319
Alberta Capital Finance Authority / income from local authority loans	366	485	217	149	176	212
Agriculture Financial Services Corporation	158	157	157	156	161	166
Other (includes SUCH sector)	526	525	389	416	447	467
	2,828	2,630	2,390	2,205	2,325	2,478
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,331	1,396	869	1,249	1,416	1,472
AGLC – Liquor	845	844	889	898	904	913
AGLC – Cannabis	(14)	(36)	(12)	(15)	(10)	(5)
ATB Financial	104	260	116	193	209	247
Balancing Pool	161	135	(72)	107	107	107
Other (CUDGCo / APMC / PSIs)	(2,652)	(241)	(564)	(555)	(561)	(262)
	(225)	2,358	1,227	1,877	2,065	2,472
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,311	1,460	1,369	1,475	1,575	1,644
Health / school board fees and charges	703	717	654	699	723	736
Motor vehicle licences	518	546	510	530	543	543
Crop, hail and livestock insurance premiums	321	339	326	321	334	349
Energy industry levies	325	328	211	312	291	291
Other (includes land titles, lands and grazing, health benefit premiums)	751	804	890	796	761	776
	3,929	4,194	3,960	4,133	4,227	4,339
Other
SUCH sector sales, rentals and services	1,036	1,088	642	894	986	1,009
SUCH sector fundraising, donations, gifts and contributions	724	748	589	645	678	696
AIMCo investment management charges	385	536	432	577	589	583
Fines and penalties	200	267	240	262	279	283
Refunds of expense	359	195	207	196	197	197
Technology Innovation and Emissions Reduction Fund	403	421	313	353	385	362
Miscellaneous (includes Alberta Innovates Corporation)	477	471	455	453	432	456
	3,585	3,726	2,878	3,380	3,546	3,586
Total Revenue	46,224	49,996	42,296	43,697	47,422	50,865

Tables | Fiscal Plan 2021 – 24	175

Schedule 6: Operating Expense (millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Advanced Education	5,478	5,126	5,119	5,044	5,085	5,118
Agriculture and Forestry	868	833	860	839	837	818
Children's Services	1,548	1,636	1,503	1,717	1,722	1,710
Community and Social Services	3,965	3,910	3,797	3,886	3,952	3,979
Culture, Multiculturalism and Status of Women	205	185	159	161	146	146
Education	8,134	8,323	8,191	8,248	8,248	8,248
Energy	597	506	480	483	484	485
Environment and Parks	558	532	594	449	451	447
Executive Council	18	17	16	18	18	18
Health	20,870	20,616	20,541	21,418	21,418	21,418
Indigenous Relations	162	203	129	180	185	190
Infrastructure	459	476	467	425	404	403
Jobs, Economy and Innovation	282	298	293	308	316	316
Justice and Solicitor General	1,408	1,410	1,410	1,346	1,356	1,368
Labour and Immigration	195	208	203	200	184	184
Municipal Affairs	244	241	200	247	235	235
Seniors and Housing	634	637	630	673	699	702
Service Alberta	496	486	498	454	434	434
Transportation	439	403	408	408	400	402
Treasury Board and Finance	1,935	1,725	1,655	1,649	1,661	1,645
Legislative Assembly	140	126	118	128	155	155
In-year savings	-	(59)	-	-	-	-
Operating expense before COVID-19 / Recovery Plan	48,635	47,839	47,273	48,280	48,391	48,420
COVID-19 / Recovery Plan:
Advanced Education	17	-	8	12	12	5
Agriculture and Forestry	-	-	32	3	-	-
Children's Services	-	-	230	-	-	-
Community and Social Services	60	-	72	-	-	-
Culture, Multiculturalism and Status of Women	-	-	39	15	-	-
Education	-	-	220	99	-	-
Energy	-	-	251	480	303	1
Environment and Parks	-	-	273	50	27	-
Health	25	500	1,547	-	-	-
Jobs, Economy and Innovation	-	-	711	122	121	119
Labour and Immigration	114	-	511	129	7	2
Municipal Affairs	-	-	626	-	-	-
Other (Infra.; Snrs. & Hous.; Serv. Ab.; Trans.; Treas. Bd. and Fin.)	2	-	133	10	2	1
Contingency - COVID-19	-	-	-	1,250	-	-
Contingency - Recovery Plan	-	-	-	500	-	-
COVID-19 / Recovery Plan operating expense	218	500	4,654	2,669	472	128
Total Operating Expense	48,853	48,339	51,927	50,949	48,863	48,548
Schedule 7: Contingency / Disaster and Emergency Assistance / COVID-19 / Recovery Plan
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Agriculture and Forestry – agriculture support	748	-	434	-	-	-
Agriculture and Forestry – wildfire fighting	461	-	85	-	-	-
Municipal Affairs – wildfire / flood support	147	-	166	-	-	-
Treasury Board and Finance – contingency / disaster and emerg. assist.	-	750	65	750	750	750
Treasury Board and Finance – contingency - COVID-19	-	-	-	1,250	-	-
Treasury Board and Finance – contingency - Recovery Plan	-	-	-	500	-	-
Total Contingency / Dis. & Emerg. Assist. / COVID-19 / Rec. Plan	1,356	750	750	2,500	750	750

176	Tables | Fiscal Plan 2021 – 24

Schedule 8: Capital Amortization
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Advanced Education	558	555	547	570	567	567
Agriculture and Forestry	23	25	25	23	23	23
Community and Social Services	-	1	1	-	-	-
Culture, Multiculturalism and Status of Women	8	7	7	8	8	8
Education	433	431	443	458	470	470
Energy	18	18	18	19	20	20
Environment and Parks	64	85	85	93	99	102
Health	557	605	605	645	665	669
Infrastructure	123	135	135	143	151	159
Jobs, Economy and Innovation	7	8	8	8	8	8
Justice and Solicitor General	2	6	6	6	6	6
Labour and Immigration	1	1	1	1	1	1
Municipal Affairs	27	30	30	30	31	31
Seniors and Housing	39	44	44	44	46	46
Service Alberta	80	95	95	89	88	88
Transportation	611	638	649	710	780	823
Treasury Board and Finance	24	29	25	26	27	28
Legislative Assembly	1	3	2	2	4	4
Total Amortization Expense	2,578	2,716	2,727	2,876	2,993	3,052

Schedule 9: Inventory Consumption
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Advanced Education	160	178	164	181	185	185
Agriculture and Forestry	1	1	1	1	1	1
Culture, Multiculturalism and Status of Women	1	1	1	1	1	1
Health	846	894	1,470	890	905	917
Infrastructure	3	3	3	3	3	3
Municipal Affairs	-	-	44	33	-	-
Service Alberta	13	14	7	6	6	6
Transportation	54	50	49	50	50	50
Total Inventory Consumption	1,078	1,140	1,739	1,165	1,151	1,163

Schedule 10:Inventory Acquisition
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Advanced Education	160	178	178	181	181	181
Agriculture and Forestry	2	1	2	1	1	1
Culture, Multiculturalism and Status of Women	1	1	1	1	1	1
Health	869	888	1,465	893	908	920
Infrastructure	3	3	3	3	3	3
Municipal Affairs	-	-	77	-	-	-
Service Alberta	14	14	7	6	6	6
Transportation	51	50	49	50	50	50
Total Inventory Acquisition	1,100	1,135	1,781	1,135	1,150	1,162

Tables | Fiscal Plan 2021 – 24	177

Schedule 11: Debt Servicing Costs
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Taxpayer-supported general debt servicing costs Education – school boards	11	9	9	9	9	9
Seniors and Housing – Alberta Social Housing Corporation	2	-	-	-	-	-
Treasury Board and Finance	799	710	859	1,117	1,330	1,433
Total	812	719	868	1,126	1,339	1,442
Taxpayer-supported Capital Plan debt servicing costs Education – Alberta Schools Alternative Procurement P3s	28	27	27	26	25	25
Transportation – ring road P3s	90	95	95	103	103	101
Treasury Board and Finance – direct borrowing	853	1,225	973	1,068	1,180	1,332
Total	971	1,347	1,095	1,197	1,308	1,458
Total taxpayer-supported debt servicing costs	1,783	2,066	1,963	2,323	2,647	2,900
Self-supported debt servicing costs Treasury Board and Finance – for loans to local authorities	384	367	338	374	372	369
Treasury Board and Finance – Ag. Financial Services Corp.	68	72	68	67	66	66
Total	452	439	406	441	438	435
Total Debt Servicing Costs	2,235	2,505	2,369	2,764	3,085	3,335

Schedule 12: Pension Liabilities [a]
(millions of dollars)	At March 31
	2020 Actual	2021 Forecast	2022 Estimate	2023 Target	2024 Target
Teachers' Pension Plan (pre-1992)	7,554	7,442	7,249	7,020	6,777
Teachers' Pension Plan (post-1992)	215	97	-	-	-
Public Service Management Pension Plan (pre-1992; closed) [b]	449	419	383	348	311
Universities Academic Pension Plan (pre-1992)	266	241	265	265	265
Special Forces Pension Plan (pre-1992)	81	100	62	57	55
Members of the Legislative Assembly Pension Plan (closed) [b]	38	36	34	32	29
Public Service Supplementary Retirement Plan	67	51	87	98	112
Provincial Judges and Masters in Chambers Pension Plan	-	41	8	18	30
SUCH sector – Universities Academic / Supp. Exec. Retirement Plans	248	220	190	157	124
Total Pension Liabilities	8,918	8,647	8,278	7,995	7,703
Annual Non-cash Change in Pension Liabilities	(334)	(271)	(369)	(283)	(292)
a	The following public service pension plans are fully funded, and thus not included above: the Local Authorities Pension Plan, the Public Service Pension Plan and the Management Employees Pension Plan.

b	Membership closed and pensionable service no longer being accrued.

Schedule 13: Borrowing Requirements
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Government	13,555	12,098	27,603	22,935	18,088	11,174
Provincial corporations	495	2,616	282	248	204	394
Government business enterprises	990	1,077	51	863	451	1,306
Total Borrowing Requirements	15,040	15,791	27,936	24,046	18,743	12,874

178	Tables | Fiscal Plan 2021 – 24

Schedule 14: Borrowing Sources
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Money market (net change)	5,711	(1,500)	(1,500)	1,511	1,371	1,570
Public-private partnerships (P3s)	159	151	107	46	-	-
Term debt	9,170	17,140	29,329	22,489	17,372	11,304
Total Borrowing Sources	15,040	15,791	27,936	24,046	18,743	12,874

Schedule 15: Cash Adjustments [a]
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Retained Income of Funds and Agencies
Alberta Heritage Savings Trust Fund inflation-proofing	(287)	(325)	(162)	(279)	(300)	(340)
ATB Financial	(104)	(260)	(116)	(193)	(209)	(247)
Agriculture Financial Services Corporation	152	(430)	(87)	(326)	(332)	(365)
Heritage Foundation for Medical Research Endowment Fund	(71)	(79)	(24)	(88)	(75)	(83)
Heritage Science and Engineering Research Endowment Fund	(37)	(31)	14	(31)	(36)	(40)
Heritage Scholarship Fund	(27)	(14)	(35)	(19)	(25)	(30)
Alberta Social Housing Corporation	197	184	180	35	32	41
Alberta Capital Finance Authority	(15)	513	270	-	-	-
Alberta Cancer Prevention Legacy Fund	435	-	-	-	-	-
Credit Union Deposit Guarantee Corporation	(20)	(22)	(15)	(16)	(16)	(16)
Alberta Petroleum Marketing Commission	2,678	264	579	570	577	278
Carbon tax account	282	-	-	-	-	-
Technology Innovation and Emissions Reduction Fund	28	116	497	(74)	(76)	(78)
Balancing Pool	(161)	(135)	72	(107)	(107)	(107)
Other	(36)	(85)	(23)	(58)	(50)	(49)
Total Retained Income of Funds and Agencies	3,014	(304)	1,150	(586)	(617)	(1,036)
Other Cash Adjustments
SUCH sector own-source revenue	(4,892)	(5,197)	(4,398)	(4,872)	(5,144)	(5,272)
SUCH sector own-source expense	6,227	6,010	5,773	8,074	7,307	7,614
Net deferred capital contribution cash adjustment	129	70	94	84	19	27
Energy royalties (difference between accrued revenue & cash)	254	(48)	(995)	(319)	(592)	(160)
Student loans	(308)	(352)	(511)	(364)	(340)	(310)
Inventory acquisition	(131)	(139)	(208)	(132)	(132)	(133)
Other cash adjustments	524	(41)	(914)	26	(193)	(85)
2013 Alberta flood assistance revenue / expense	(71)	187	(26)	(11)	(12)	369
Wood Buffalo wildfire revenue / expense	(13)	22	(13)	(14)	(37)	57
Pension provisions (non-cash expense)	(334)	(415)	(271)	(369)	(283)	(292)
Inventory consumption (non-cash expense)	130	137	173	160	127	127
Total Other Cash Adjustments	1,515	235	(1,296)	2,263	720	1,942
Capital cash adjustments
Capital investment (excluding SUCH sector self-financed)	(3,085)	(3,913)	(4,632)	(4,470)	(3,815)	(3,230)
Capital Plan contingency	-	700	300	800	600	600
Current principal repayments (P3s – public-private partnerships)	(66)	(74)	(74)	(83)	(89)	(92)
Withdrawal from / (deposit to) Capital Plan financing account	123	-	-	-	-	-
Direct borrowing for Capital Plan	3,480	4,071	5,743	5,045	3,979	3,945
Alternative financing (P3s – public-private partnerships)	159	151	107	46	-	-
Amortization (excluding SUCH sector - non-cash expense)	1,003	1,139	1,146	1,216	1,304	1,359
Book value of asset disposals (net non-cash expense / revenue)	18	-	2	-	-	-
Total Capital Cash Adjustments	1,632	2,074	2,592	2,554	1,979	2,582
[a]	Negative cash adjustments are a cash requirement; positive cash adjustments are a cash source.

Tables | Fiscal Plan 2021 – 24	179

Schedule 16: Capital Plan [a]
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Advanced Education	554	654	752	653	576	387
Agriculture and Forestry	28	39	49	104	77	89
Community and Social Services	-	1	1	1	1	1
Culture, Multiculturalism and Status of Women	40	61	55	47	39	28
Education	599	841	974	1,008	653	463
Energy	73	163	143	75	69	69
Environment and Parks	68	123	146	176	87	63
Health	1,083	1,288	1,330	1,266	1,217	938
Indigenous Relations	3	19	21	37	23	7
Infrastructure	123	266	217	468	295	265
Jobs, Economy and Innovation	10	12	13	13	12	10
Justice and Solicitor General	5	10	22	18	18	14
Labour and Immigration	1	1	1	1	1	1
Municipal Affairs	1,128	1,236	1,743	1,501	772	767
Seniors and Housing	182	216	206	141	69	29
Service Alberta	86	89	81	97	91	93
Transportation	1,537	1,922	2,416	2,486	2,022	2,501
Treasury Board and Finance	23	19	18	19	18	19
Legislative Assembly	1	3	3	3	3	2
Unallocated	-	-	-	-	375	375
Total Capital Plan	5,545	6,960	8,192	8,114	6,418	6,121
[a]	The Capital Plan comprises capital grants included in expense plus capital investment in government-owned assets not included in expense. Capital investment adds to government capital assets, and those assets are depreciated over time through amortization expense included in total expense.

Schedule 17: Capital Grants
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Agriculture and Forestry	17	13	23	83	57	69
Culture, Multiculturalism and Status of Women	40	58	54	45	37	26
Education	-	-	6	11	8	2
Energy	60	146	126	58	58	58
Environment and Parks	36	55	81	56	30	21
Health	5	92	16	50	51	53
Indigenous Relations	3	19	21	37	23	7
Infrastructure	11	9	14	20	3	9
Jobs, Economy and Innovation	4	-	-	-	-	-
Municipal Affairs	1,124	1,224	1,735	1,491	769	764
Seniors and Housing	16	47	46	51	35	10
Transportation	361	609	681	901	775	1,278
Total Capital Grants	1,678	2,273	2,802	2,804	1,845	2,297

180	Tables | Fiscal Plan 2021 – 24

Schedule 18: Capital Investment [a]
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Advanced Education	554	654	752	653	576	387
Agriculture and Forestry	11	25	26	21	20	20
Community and Social Services	-	1	1	1	1	1
Culture, Multiculturalism and Status of Women	1	2	1	2	2	2
Education	599	841	969	997	645	461
Energy	13	17	17	17	11	11
Environment and Parks	32	67	65	120	57	42
Health	1,077	1,196	1,314	1,216	1,166	885
Infrastructure	112	257	203	448	292	256
Jobs, Economy and Innovation	6	12	13	13	12	10
Justice and Solicitor General	5	9	22	18	18	14
Labour and Immigration	1	1	1	1	1	1
Municipal Affairs	4	13	8	10	3	3
Seniors and Housing	166	168	160	90	34	19
Service Alberta	86	89	81	97	91	93
Transportation	1,176	1,313	1,736	1,585	1,247	1,222
Treasury Board and Finance	23	19	18	19	18	19
Legislative Assembly	1	3	3	3	3	2
Unallocated	-	-	-	-	375	375
Total Capital Investment	3,868	4,687	5,390	5,310	4,573	3,823
a	Capital investment is not included in expense. Rather, the assets are added to government capital assets and depreciated over time through amortization expense.

Schedule 19: Capital Plan Liability / Fiscal Plan Borrowing Principal Repayments
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Education – Alberta Schools Alternative Procurement P3s	16	17	17	17	18	19
Infrastructure – Evan Thomas water treatment P3	1	1	1	1	1	1
Transportation – ring road P3s	50	56	56	65	70	73
Seniors and Housing - Alberta Social Housing Corporation	50	-	-	-	-	-
Treasury Board and Finance – debt to reduce pre-1992 TPP liability	350	-	-	-	-	-
Treasury Board and Finance – direct borrowing	3,899	3,071	3,071	3,680	3,272	6,326
Total Principal Repayments	4,366	3,145	3,145	3,763	3,361	6,419
Schedule 20: Capital Plan Funding Sources
(millions of dollars)	2019-20	2020-21		2021-22	2022-23	2023-24
	Actual	Budget	Forecast	Estimate	Target	Target
Capital Plan, less	5,545	6,960	8,192	8,114	6,418	6,121
10% cash flow adjustment (rounded)	-	(700)	(300)	(800)	(600)	(600)
Capital Plan funding requirements	5,545	6,260	7,892	7,314	5,818	5,521
Source of funding:
Cash received (primarily federal govt.) / donations / disposals	841	918	923	1,193	966	913
Retained income of funds and agencies (primarily ASHC)	100	200	186	129	54	12
SUCH sector self-financed	783	774	758	839	758	592
TIER Fund	60	146	175	62	61	58
Alternative financing (P3s – public-private partnerships)	159	151	107	46	-	-
Direct borrowing	3,480	4,071	5,743	5,045	3,979	3,945
Withdrawal from / (deposit to) Capital Plan financing account	123	-	-	-	-	-
Total Capital Plan Funding Sources	5,545	6,260	7,892	7,314	5,818	5,521

Tables | Fiscal Plan 2021 – 24	181

Schedule 21: Full-Time Equivalents [a]
	2020-21 Budget	2021-22 Estimate	Change
Departments
Advanced Education	517	512	(5)
Agriculture and Forestry	1,371	1,301	(70)
Children's Services	2,916	2,916	-
Community and Social Services	2,651	2,630	(21)
Culture, Multiculturalism and Status of Women	505	503	(2)
Education	508	507	(1)
Energy	472	491	19
Environment and Parks	2,032	2,100	68
Executive Council	116	118	2
Health	851	851	-
Indigenous Relations	201	175	(26)
Infrastructure	878	806	(72)
Jobs, Economy and Innovation	338	338	-
Justice and Solicitor General	6,670	6,599	(71)
Labour and Immigration	853	863	10
Municipal Affairs	579	593	14
Seniors and Housing	258	249	(9)
Service Alberta	2,170	2,126	(44)
Transportation	828	770	(58)
Treasury Board and Finance – department	607	583	(24)
Treasury Board and Finance – Communications and Public Engagement	274	260	(14)
Treasury Board and Finance – Public Service Commission	607	600	(7)
Departments	26,202	25,891	(311)
Agencies / SUCH sector / other operationally-independent entities
Advanced Education – post-secondary institutions	32,890	32,140	(750)
Agriculture and Forestry – Agriculture Financial Services Corporation	582	561	(21)
Education – school boards (including Francophone / charter)			-
Certificated Staff	37,226	37,226	-
Non-certificated Staff	25,281	25,281	-
Energy – Alberta Energy Regulator	970	970	-
Energy – Alberta Utilities Commission	136	132	(4)
Energy– Canadian Energy Centre	10	10	-
Environment and Parks – Energy Efficiency Alberta	27	-	(27)
Environment and Parks – Natural Resources Conservation Board	47	34	(13)
Health – Alberta Health Services	80,570	83,510	2,940
Health – Health Quality Council of Alberta	35	33	(2)
Indigenous Relations – Alberta Indigenous Opportunities Corporation	9	15	6
Jobs, Economy and Innovation – Alberta Enterprise Corporation	6	8	2
Jobs, Economy and Innovation – Alberta Innovates Corporation	587	587	-
Jobs, Economy and Innovation – Invest Alberta Corporation	20	20	-
Jobs, Economy and Innovation – Travel Alberta Corporation	80	80	-
Justice and Solicitor General – Victims of Crime and Public Safety Fund	178	178	-
Municipal Affairs – Safety Codes Council	60	60	-
Transportation – Transportation Safety Board	12	-	(12)
Treasury Board and Finance – Alberta Insurance Council	24	24	-
Treasury Board and Finance – Alberta Investment Management Corporation	523	572	49
Treasury Board and Finance – Alberta Pensions Services Corporation	297	316	19
Treasury Board and Finance – Alberta Securities Commission	221	221	-
Legislative Assembly	735	732	(3)
Agencies / SUCH sector / other operationally-independent entities	180,526	182,710	2,184
Total Full-Time Equivalents	206,728	208,601	1,873
[a]	2020-21 budget numbers have been restated on the 2021-22 basis, incorporating ministry re-organizations, and for updated information where applicable.

182	Tables | Fiscal Plan 2021 – 24

Schedule 22: Changes to Fees (dollars)
Ministry / Description	2020-21	2021-22
Environment and Parks Park camping fees	various	$1 to $3 increase
Labour and Immigration
Alberta Immigrant Nominee program new fees
Application fee for Rural Renewal Immigration Stream	$500	$500
Application fee for three immigration streams: Rural Entrpreneur, International Graduate Entreprenuer and Foreign Graduate Startup Visa	$3,500	$3,500
Other service fees (nomination extension, letter supporting work permit extension, major Business Performance Agreement changes, reconsideration request)	$100	$100
Transportation
SafeRoads new fees under the Traffic Safety Act (TSA)
Review of administrative penalty - impaired driving	$150	$150
Review of administrative penalty - other TSA contravention - fine less than $299	$50	$50
Review of administrative penalty - other TSA contravention - fine more than $299	$150	$150
Review of vehicle seizure - impaired driving	$50	$50
Review of vehicle seizure - non-impaired driving	$150	$150
Late review of admininstrative penalty under TSA	$50	$50
Request for Registrar's Reconsideration under TSA	$150	$150

Schedule 23: Allocation of 2021-22 Net Gaming / Lottery Revenue
(thousands of dollars)

Net gaming / lottery revenue	1,248,916
Agriculture and Forestry		Environment and Parks
Agricultural Service Boards	8,483	Parks Operations	10,000
Agricultural Societies and Exhibitions	11,462	Resource Management	500
Community and Social Services		Health
Family and Community Safety	6,500	Continuing Care	527,174
Family and Community Support Services	52,000
Fetal Alcohol Spectrum Disorder Initiatives	12,000	Indigenous Relations
		First Nations and Métis Relations	200
Culture, Multiculturalism and Status of Women		First Nations Development Fund	123,000
Alberta Media Fund	19,800
Assistance - Alberta Foundation for Arts	25,585	Labour and Immigration
Assistance - Glenbow Museum	2,288	Settlement and Integration	4,574
Assistance - Provincial Heritage Organisations	1,705	Skills and Training Support	400
Assistance - Sport, Phys. Activity, Recreat.	14,605
Community Facility Enhancement Program	18,500	Transportation
Community Initiatives Program	22,085	Provincial Highway Maintenance	40,000
Major Fairs Program	6,805
Heritage Preservation Partnership	1,450	Treasury Board and Finance
Other Initiatives	1,000	Gaming Research	1,600
		Horse Racing and Breeding Renewal Program	37,200
Education
Operations and Maintenance	150,000
Transportation	150,000	Total Allocation	1,248,916

The Lottery Fund was dissolved with Budget 2019, reducing organizational complexity, clarifying accountability and decision-making, and enhancing cash manage- ment with outcomes of reduced borrowing requirements and debt servicing costs. This did not impact program spending incorporated in minsistry budgets. Under the provincial gaming model, net income from VLTs, slot machines and lottery tickets are deposited into the General Revenue Fund. While these funds are not directed to the programs listed above, the list illustrates how net gaming revenue was notionally allocated under the former Lottery Fund. The charitable gaming model was not impacted by the dissolution of the Lottery Fund and charitable organizations continue to deliver their services with proceeds from paper bingo, casino table games and pull tickets.

Tables | Fiscal Plan 2021 – 24	183

Schedule 24: Expense by Object [a]
(millions of dollars)	Salaries, Wages and Employee Benefits	Supplies and Services	Grants to Others	Capital Grants	Amortization of Capital Assets	Consumption of Inventory	Pension Provisions	Debt Servicing Costs	Other / contingency and disaster assistance	Total 2021-22 Expense
Legislative Assembly	75	36	-	-	2	-	-	-	16	130
Advanced Education	3,311	1,143	549	-	570	181	(30)	-	53	5,776
Agriculture and Forestry	173	563	99	83	23	1	-	-	7	949
Children's Services	304	626	788	-	-	-	-	-	-	1,717
Community and Social Services	237	990	2,658	-	-	-	-	-	-	3,886
Culture, Multiculturalism and Status of Women	55	19	102	45	8	1	-	-	1	230
Education	6,420	1,558	368	11	458	-	(97)	35	2	8,754
Energy	218	1,164	533	58	19	-	-	-	24	2,017
Environment and Parks	230	162	106	56	93	-	-	-	1	649
Executive Council	16	2	-	-	-	-	-	-	-	18
Health	8,716	5,904	6,795	50	645	890	-	-	2	23,004
Indigenous Relations	22	12	146	37	-	-	-	-	-	217
Infrastructure	53	367	-	20	143	3	-	-	6	592
Jobs, Economy and Innovation	122	103	204	-	8	-	-	-	-	438
Justice and Solicitor General	697	401	242	-	6	-	-	-	6	1,352
Labour and Immigration	106	50	173	-	1	-	-	-	-	330
Municipal Affairs	68	46	134	1,491	30	33	-	-	-	1,801
Seniors and Housing	26	7	639	51	44	-	-	-	-	768
Service Alberta	216	246	-	-	89	6	-	-	1	558
Transportation	66	332	11	901	710	50	-	103	-	2,172
Treasury Board and Finance	343	631	622	-	26	-	(242)	2,626	52	4,060
Contingency (voted in TB&F)	-	-	-	-	-	-	-	-	2,500	2,500
Total 2021-22 Expense	21,474	14,361	14,168	2,804	2,878	1,165	(369)	2,764	2,671	61,918

a	Total expense includes a provision of $2,500 million for contingency and disaster assistance, and contingencies for COVID-19 and the Recovery Plan (Treasury Board and Finance).

184	Tables | Fiscal Plan 2021 – 24

Schedule 25: Expense by Function [a]
(millions of dollars)	Health	Education	Social Services	Agriculture, Resource Management and Economic Development	Protection of Persons and Property (includes unallocated disaster assistance)	Transportation, Communications and Utilities	Regional Planning and Development	Environment	Recreation and Culture	Housing	General Government (includes pension provisions)	Debt Servicing Costs	Total 2021-22 Expense

Legislative Assembly	-	-	15	-	-	-	-	-	-	-	115	-	130
Advanced Education	-	5,806	-	-	-	-	-	-	-	-	(30)	-	5,776
Agriculture and Forestry	-	-	-	845	104	-	-	-	-	-	-	-	949
Children's Services	-	-	1,717	-	-	-	-	-	-	-	-	-	1,717
Community and Social Services	-	69	3,817	-	-	-	-	-	-	-	-	-	3,886
Culture, Multiculturalism and Status of Women	-	-	-	30	-	-	-	-	200	-	-	-	230
Education	-	8,816	-	-	-	-	-	-	-	-	(97)	35	8,754
Energy	-	-	-	1,857	-	32	-	106	-	-	22	-	2,017
Environment and Parks	-	-	-	140	-	-	-	383	125	-	-	-	649
Executive Council	-	-	-	-	-	-	-	-	-	-	18	-	18
Health	23,009	-	(5)	-	-	-	-	-	-	-	-	-	23,004
Indigenous Relations	-	-	-	8	-	-	209	-	-	-	-	-	217
Infrastructure	4	2	-	-	2	2	-	51	-	1	529	-	592
Jobs, Economy and Innovation	48	-	-	390	-	-	-	-	-	-	-	-	438
Justice and Solicitor General	-	-	130	23	1,198	-	-	-	-	-	-	-	1,352
Labour and Immigration	2	167	-	75	87	-	-	-	-	-	-	-	330
Municipal Affairs	33	-	-	-	105	-	1,556	-	77	-	30	-	1,801
Seniors and Housing	-	-	546	-	-	-	-	-	-	221	-	-	768
Service Alberta	-	-	-	-	86	-	-	-	-	-	472	-	558
Transportation	-	-	-	-	45	2,022	-	2	-	-	-	103	2,172
Treasury Board and Finance	11	8	27	52	53	-	-	5	2	-	1,275	2,626	4,060
Contingency (voted in TB&F)	1,250	-	-	500	750	-	-	-	-	-		-	2,500
Total 2021-22 Expense	24,357	14,868	6,248	3,920	2,430	2,056	1,765	547	404	223	2,336	2,764	61,918

[a]	Total expense includes a provision of $2,500 million for contingency and disaster assistance, and contingencies for COVID-19 and the Recovery Plan (Treasury Board and Finance).

Tables | Fiscal Plan 2021 – 24	185

Schedule 26: Historical Fiscal Summary, 2008–09 to 2023–24[a]
(millions of dollars)	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16
Statement of Operations	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20 Actual	2020-21 Forecast	2021-22 Estimate	2022-23 Target	2023-24 Target
Revenue
1 Personal income tax	8,708	7,877	7,631	8,563	9,621	10,537	11,042	11,357	10,763	10,775	11,874	11,244	10,936	11,647	12,439	13,258
2 Corporate income tax	4,252	4,754	3,334	3,678	4,756	5,488	5,796	4,195	3,769	3,448	4,871	4,107	2,242	1,891	2,482	3,139
3 Other tax revenue	3,817	3,746	3,820	4,099	4,333	4,500	4,598	5,168	5,649	6,538	6,833	5,747	5,304	5,527	5,748	5,939
4 Resource revenue	11,915	6,768	8,428	11,636	7,779	9,578	8,948	2,789	3,097	4,980	5,429	5,937	1,978	2,856	4,718	5,869
5 Investment income	(1,888)	3,541	2,486	2,168	2,595	3,423	3,113	2,544	3,698	3,126	2,349	2,828	2,390	2,205	2,325	2,478
6 Premiums, fees and licences	3,356	2,857	2,922	2,931	3,184	3,437	3,564	3,574	3,701	3,839	3,911	3,929	3,960	4,133	4,227	4,339
7 Other own-source revenue	4,587	4,627	4,903	5,128	5,234	5,412	6,438	5,850	3,637	6,982	6,292	3,360	4,105	5,257	5,611	6,058
8 Total own-source revenue	34,747	34,170	33,524	38,203	37,502	42,375	43,499	35,477	34,314	39,688	41,559	37,152	30,915	33,516	37,550	41,080
9 Federal transfers	4,578	5,342	5,452	5,192	5,042	7,059	5,982	7,142	7,979	7,606	8,013	9,072	11,381	10,181	9,872	9,785
10 Total Revenue	39,325	39,512	38,976	43,395	42,544	49,434	49,481	42,619	42,293	47,295	49,572	46,224	42,296	43,697	47,422	50,865
Expense by Function
11 Health	13,674	14,636	15,393	16,284	17,254	17,967	19,366	20,115	20,687	21,239	21,921	22,408	25,230	24,357	23,106	23,123
12 Basic / advanced education	10,438	11,067	11,362	11,951	12,394	12,782	13,103	13,673	14,110	14,471	14,848	14,971	14,558	14,868	14,699	14,714
13 Social services	3,417	3,807	4,129	4,278	4,641	4,668	4,548	4,752	5,198	5,592	5,867	6,203	3,857	6,248	6,345	6,361
14 Other program expense	10,386	9,734	9,269	9,683	10,528	11,600	12,395	10,375	12,607	13,189	11,866	12,893	16,745	14,050	11,452	11,611
15 Total program expense	37,915	39,344	40,327	42,366	44,817	48,387	48,048	48,915	52,602	54,491	54,502	56,475	60,390	59,523	55,602	55,809
16 Debt servicing costs	208	214	472	509	530	601	722	776	1,018	1,420	1,971	2,235	2,369	2,764	3,085	3,335
17 Pension provisions	2,133	430	439	634	296	748	(404)	(630)	(543)	(593)	(190)	(334)	(271)	(369)	(283)	(292
18 Total Expense	40,256	39,988	41,238	43,509	45,643	49,736	48,366	49,061	53,077	55,318	56,283	58,376	62,488	61,918	58,404	58,852
19 Surplus / (Deficit)	(931)	(476)	(2,262)	(114)	(3,099)	(302)	1,115	(6,442)	(10,784)	(8,023)	(6,711)	(12,152)	(20,192)	(18,221)	(10,982)	(7,987
Capital Plan [b]	7,943	8,000	7,544	6,884	6,062	5,770	6,181	6,558	6,578	9,021	6,180	5,545	8,192	8,114	6,418	6,121
Statement of Financial Position (at March 31)
20 Heritage / endowment funds	16,900	17,077	17,500	17,936	18,176	18,562	18,860	19,262	19,836	20,306	20,716	20,670	20,950	21,415	21,898	22,389
21 Contingency Account	16,822	14,983	11,192	7,497	3,326	4,658	6,529	3,625	2,299	1,661	6,342	-	-	-	-	-
22 Other financial assets	28,868	30,338	30,799	32,972	34,734	40,039	40,688	41,138	44,152	49,010	48,685	55,711	50,913	49,736	50,079	47,329
23 Taxpayer-supported Capital Plan liabilities	(880)	(2,888)	(3,199)	(3,442)	(4,594)	(8,724)	(11,922)	(19,040)	(23,769)	(29,339)	(33,597)	(37,188)	(42,986)	(48,018)	(51,933)	(55,811
24 Taxpayer-supported operating debt / pre-1992 TPP debt	(1,160)	(2,279)	(2,015)	(1,676)	(1,426)	(1,333)	(1,053)	(1,024)	(10,751)	(19,227)	(29,060)	(36,954)	(55,295)	(67,785)	(76,185)	(76,684
25 Self-supported debt	(7,921)	(9,300)	(11,010)	(12,707)	(14,116)	(15,775)	(16,592)	(17,373)	(17,822)	(17,848)	(18,134)	(18,066)	(16,743)	(17,423)	(17,928)	(18,212
26 Total Debt	(9,961)	(14,467)	(16,224)	(17,825)	(20,136)	(25,832)	(29,567)	(37,437)	(52,342)	(66,414)	(80,791)	(92,208)	(115,024)	(133,226)	(146,046)	(150,707
27 Pension obligations	(10,239)	(9,483)	(9,922)	(10,556)	(10,852)	(11,600)	(11,196)	(10,566)	(10,023)	(9,430)	(9,240)	(8,918)	(8,647)	(8,278)	(7,995)	(7,703
28 Other liabilities	(10,689)	(11,131)	(11,692)	(11,033)	(10,793)	(12,795)	(12,260)	(12,141)	(12,823)	(14,477)	(13,189)	(15,399)	(10,672)	(11,808)	(11,979)	(13,421
29 Net Financial Assets / (Debt)	31,701	27,317	21,653	18,991	14,455	13,032	13,054	3,881	(8,901)	(19,344)	(27,477)	(40,144)	(62,480)	(82,161)	(94,043)	(102,113
30 Capital / non-fin. assets - less defer. contrib. starting 2012-13	30,275	34,217	37,607	40,122	39,517	40,839	42,197	44,661	46,622	49,015	50,744	51,570	53,714	55,174	56,074	56,157
31 Net Assets [c]	61,976	61,534	59,260	59,113	53,972	53,871	55,251	48,542	37,721	29,671	23,267	11,426	(8,766)	(26,987)	(37,969)	(45,956

[a]	Numbers are not strictly comparable due to numerous accounting policy changes over time. Examples include reporting certain items (transfers through the tax system, crude oil marketing and transportation costs, allowance for corporate income tax doubtful accounts) as expense, instead of netting the amounts from related revenue, increasing both revenue and expense, but not impacting the surplus / (deficit). 2015-16 revenue includes $84 million in donations to post-secondary and health authority endowments, which were not reported as revenue in prior years but rather as “adjustments to net assets.” 2015-16 revenue and expense have been increased by $119 million to correct a consolidation adjustment eliminating those amounts at year-end, with no deficit impact. 2016-17 revenue and expense have been reduced by $111 million resulting from an accounting treatment change such that drug cost rebates under Product Listing Agreements are netted from operating expense instead of being reported as revenue and gross expense.
[b]	Reflects capital grants and other support included in expense, and capital investment in government-owned assets not included in expense. Capital investment adds to capital assets, which are depreciated over time through amortization expense. Numbers for 2008-09 to 2013-14 are estimates as details required to consolidate SUCH capital spending with full accuracy are not readily available.
[c]	The change in net assets year over year does not match the surplus / (deficit) exactly in most years, due to various balance sheet adjustments, most of which are minor. A significant adjustment reducing net assets by $2 billion was made in 2012-13, to recognize the accumulated deferred capital contribution liability when the accounting standard was adopted.

186	Tables | Fiscal Plan 2021 – 24

BUDGET 2021

GOVERNMENT OF ALBERTA | 2021 – 24

Fiscal Plan

Response to the

Auditor General of Alberta

● December 2019

● February 2020

● September 2020

● November 2020

187

December 2019	189

February 2020	194

September 2020	195

November 2020	196

188	Response to the Auditor General | Fiscal Plan 2021 – 24

Response to the Auditor General – December 2019

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Income Support for Albertans – December 2019 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Community and Social Services

Improve eligibility processes

We recommend the Department of Community and Social Services improve its processes to approve client eligibility, assess the client’s needs and employability, and monitor compliance with client service plans.

Improve performance management processes

We recommend that the Department of Community and Social Services improve its processes to measure and report on the Income Support program’s performance.

Accepted. The Department of Community and Social Services will:

●  review current policies, training and supervision practices to ensure accuracy of program eligibility verification and benefit substantiation;

●  ensure client needs are documented in client files through completed needs identification and employability assessments; and

●  improve case management monitoring to ensure ongoing compliance with client service plans.

These actions are expected to be completed by March 2021.

Accepted. The Department of Community and Social Services will develop key performance measures and a documented process for ongoing monitoring and continuous improvement of the Income Support program by March 2021.

Response to the Auditor General | Fiscal Plan 2021 – 24	189

Response to the Auditor General – December 2019

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Managing the Risks of Cloud Computing – December 2019 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Jobs, Economy and Innovation – Travel Alberta

Develop a risk management process for cloud computing

We recommend that Travel Alberta develop an effective risk management process to manage the risks of using cloud computing.

Develop contract management processes for contracts with cloud service providers

We recommend that Travel Alberta develop effective contract management processes for contracts with its cloud service providers.

Accepted. Travel Alberta will document processes to identify cloud computing risks and appropriate mitigating controls by March 2021. This will include:

●  a standalone IT Risk and General Controls Framework supported by an Information and Technology Risk Register;

●  an Information Management Framework to effectively govern and assess risks for Travel Alberta’s data and information assets; and

●  reporting to the Board on a semi-annual basis.

Accepted. Travel Alberta will develop formal policies and processes for cloud services procurement and ongoing contract management by March 2021.

190	Response to the Auditor General | Fiscal Plan 2021 – 24

Response to the Auditor General – December 2019

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Report on Post-secondary Institutions 2019 – December 2019 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Advanced Education – Grande Prairie Regional College

Internal control over information technology environment

We recommend that the Grande Prairie Regional College consistently enforce its IT policies, which set out internal controls to protect its IT systems, applications, and data.

Alberta Advanced Education – Alberta University of the Arts, Keyano College, Lakeland College, Medicine Hat College, Portage College, Olds College

Implement processes for testing and monitoring the effectiveness of internal controls

We recommend that Alberta University of the Arts test and monitor the effectiveness of its internal controls to ensure key risks are mitigated.

We recommend that Keyano College test and monitor the effectiveness of its internal controls to ensure key risks are mitigated.

Accepted. Grande Prairie Regional College has updated its IT Disaster Recovery Plan to provide more detail surrounding the priority of systems recovery. The College also has implemented HR process changes, focusing on prevention, detection and correction, to ensure IT is notified of terminations. In addition, a new data center is under construction and is expected to be ready for testing in April 2021.

Accepted. The Finance and Audit Committee of the Alberta University of the Arts held preliminary discussions but further progress was delayed due to the COVID-19 pandemic. The University remains on track to have a plan approved and implemented by June 2021.

Accepted. Keyano College entered into an agreement with other post-secondary institutions in the province to share audit assurance and advisory services. The College is working in collaboration with these post-secondary institutions to develop a more universal and scalable risk control matrix to identify control deficiencies that will lead to business process improvements.

This recommendation is expected to be implemented by December 2021.

Response to the Auditor General | Fiscal Plan 2021 – 24	191

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

We recommend that Lakeland College test and monitor the effectiveness of its internal controls to ensure key risks are mitigated.

We recommend that Medicine Hat College test and monitor the effectiveness of its internal controls to ensure key risks are mitigated.

We recommend that Portage College test and monitor the effectiveness of its internal controls to ensure key risks are mitigated.

Accepted. Lakeland College entered into an agreement with other post-secondary institutions in the province that will provide access to a pool of enterprise risk and internal audit expertise from which the College can draw on to provide independent assurance that major operating, financial and other control risks are appropriately addressed. The College has undertaken a review of the current internal control framework and is documenting a risk and control inventory. This is expected to be completed by the end of November 2020 and will be provided to the College’s Audit, Risk and Sustainability Committee to provide assurance that this framework is complete and addresses all key risks. A testing plan is under development with a target completion of January 2021.

This recommendation is expected to be implemented by Spring 2021.

Accepted. Medicine Hat College entered into an agreement with other post-secondary institutions in the province to pursue a shared audit function across the sector. The College will implement a process to test internal controls. All processes in finance and payroll have been documented, and the College has started the design of a structured framework to support the assessment of controls to ensure compliance with policies and legislation and to help identify areas of weakness.

Work is ongoing and will be re-assessed in 2021.

Accepted. Portage College entered into an agreement with other post-secondary institutions in the province to develop a framework and to test processes and reporting capabilities. The College has been working with a consultant under the agreement to develop the structure and matrices for the internal control framework, which will be developed by March 2021.

192	Response to the Auditor General | Fiscal Plan 2021 – 24

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE
We recommend that Olds College test and monitor the effectiveness of its internal controls to ensure key risks are mitigated.

Accepted. Olds College is collaborating with other post-secondary institutions in the province, including consulting with internal audit expertise from the University of Alberta to assist in the development of a risk and control matrix. This matrix will be used to identify high-risk areas for the institution and to develop an audit plan to monitor and test controls, with expected completion by March 2021.

Response to the Auditor General | Fiscal Plan 2021 – 24	193

Response to the Auditor General – February 2020

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Fort McMurray Residential Facility-Based Care Centre (Willow Square) Project Management – February 2020 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Infrastructure

Improve certain project management processes for capital projects

We recommend that the Department of Infrastructure:

●  develop standards for its project management plan

●  complete a project management plan in accordance with the standards and ensure the project management plan and project charter are approved early in the life of a project

●  ensure the project team follows the project management processes and controls identified in the project management plan and the project charter

Improve performance measures for capital projects

We recommend that the Department of Infrastructure develop better measures to assess the performance of its capital projects.

Accepted. The Department of Infrastructure will:

●  clarify project management plan policies and procedures;

●  enhance existing project management plan templates, guidelines, and supporting documentation;

●  enhance existing change management and communication plans, documenting timelines, and actions;

●  define mandatory project management documentation;

●  enhance existing accountability and assurance policies and protocols; and

●  enhance procedures for project gate approvals to enhance executive oversight.

This recommendation is expected to be completed by June 2021.

Accepted. The Department of Infrastructure will:

●  review performance measures currently used;

●  define a dashboard of performance measures that includes leading and lagging measures;

●  develop an information management system to collect data and facilitate reporting; and

●  review and update reporting policy and guidance.

This recommendation is expected to be completed by June 2021.

194	Response to the Auditor General | Fiscal Plan 2021 – 24

Response to the Auditor General – September 2020

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Provincial Hazard Assessment for Emergency Management – September 2020 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Municipal Affairs

Implement a system to develop and maintain a provincial hazard assessment

We recommend that the Department of Municipal Affairs implement a system to develop and maintain a provincial hazard assessment.

Improve monitoring and reporting of recommendations from post-incident disaster reviews

We recommend that the Department of Municipal Affairs improve the monitoring and reporting of recommendations from post-incident disaster reviews.

Accepted. The Department of Municipal Affairs has made progress in implementing a system to develop and maintain a provincial hazard assessment.

Actions include:

●  management’s review of the draft Hazard Identification and Risk Assessment (HIRA) Framework by the end of the 2019-20 fiscal year.

●   management’s review and endorsement of the revised HIRA Framework by the end of the 2020-21 fiscal year.

●  development of an internal Government of Alberta HIRA by the end of the 2020-21 fiscal year.

●  development, with external stakeholders, of a provincial HIRA with annual HIRA reporting updates by the end of the 2021-22 fiscal year.

Accepted. The Department of Municipal Affairs has made progress in implementing improvements to the monitoring and reporting of recommendations from post-incident disaster reviews.

Actions include:

●   management’s approval and endorsement of reporting process improvements by the end of the 2020-21 fiscal year.

●  submission to management of a revised report by the end of the 2020-21 fiscal year.

●  inclusion of revised status reporting in the internal HIRA report by the end of 2020-21 fiscal year.

●  inclusion of revised status reporting in subsequent HIRAs by the end of the 2021-22 fiscal year.

Response to the Auditor General | Fiscal Plan 2021 – 24	195

Response to the Auditor General – November 2020

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled Report of the Auditor General – November 2020 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Children’s Services

Improve user access controls for all its information systems - Repeated

We again recommend that the Department of Children’s Services improve access control processes for all its information systems to ensure:

●  user access to application systems and data is properly authorized

●  user access is disabled promptly when employees leave their employment or role

Alberta Community and Social Services

Improve user access controls for all its information systems - Repeated

We again recommend that the Department of Community and Social Services improve access control processes for all its information systems to ensure:

●  user access to application systems and data is properly authorized

●  user access is disabled promptly when employees leave their employment or role

Accepted. The Department of Children’s Services has made progress in implementing this recommendation by designating Information Controllers and Information Custodians for all its application systems and providing them with training on their roles and responsibilities. Further training will be provided to the Information Controllers/Information Custodians to ensure only authorized employees have access to Department application systems.

This recommendation is expected to be implemented by March 2021.

Accepted. The Department of Community and Social Services has made progress in implementing this recommendation by designating Information Controllers and Information Custodians for all its application systems and providing them with training on their roles and responsibilities. Further training will be provided to the Information Controllers/Information Custodians to ensure only authorized employees have access to Department application systems. As well, additional work is underway to ensure regular review processes for user access to systems and applications.

This recommendation is expected to be implemented by March 2021.

196	Response to the Auditor General | Fiscal Plan 2021 – 24

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Energy - Alberta Energy Regulator

Develop an effective cloud governance structure and retain documentation to evidence policies were followed

We recommend that the Alberta Energy Regulator:

●  put into place an effective governance structure to ensure proper oversight of cloud initiatives

●  ensure documentary evidence is retained to prove that policies are followed, including change management

Alberta Energy - Canadian Energy Centre Ltd.

Design and implement effective contract management controls

We recommend that the Canadian Energy Centre Ltd. improve contract management processes by:

●  designing and implementing controls to ensure contracts are valid, supported, and appropriately approved

●  improving documentation to demonstrate contracting decisions, including sole sourcing approaches, are justified and providing value for money

Accepted. The Alberta Energy Regulator (AER) is taking the following actions:

●  defining and implementing a governance structure that ensures that the AER Board has oversight for cloud and cybersecurity risks;

●  defining, and implementing a Cloud Governance policy; and

●  engaging the Office of the Auditor General of Alberta in reviewing draft documents to ensure that the findings are effectively addressed.

This recommendation is expected to be implemented by Spring 2021.

Accepted. The Canadian Energy Centre Ltd. has developed and is following, effective June 2020, Board- approved policy and governance documents and procedures/guidelines to improve contract management processes.

Response to the Auditor General | Fiscal Plan 2021 – 24	197

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Environment and Parks

Establish an appropriate process to demonstrate compliance for all grants issued under the Emission Management and Climate Resilience Act

We recommend the Department of Environment and Parks establish an appropriate process to demonstrate compliance for all grants issued under the Emission Management and Climate Resilience Act.

Alberta Treasury Board and Finance

Implement a review and approval of department accounting changes

We recommend that the Department of Treasury Board and Finance implement a process to review and approve significant accounting changes initiated by departments prior to their inclusion in the province’s quarterly and annual fiscal reporting.

Accepted. The Department of Environment and Parks is making process improvements, including further refinements to the existing transfer process and additional steps to the existing Technology Innovation and Emissions Reduction (TIER) grants transfer process, in the form of the distribution of a TIER reporting protocol to clarify legislative and reporting requirements for departments with TIER funded programs.

This recommendation is expected to be implemented by the end of January 2021.

Accepted. The Department of Treasury Board and Finance has documented the process required by departments to bring forward significant accounting changes for review and approval.

198	Response to the Auditor General | Fiscal Plan 2021 – 24